SCHEDULE 13E-3

(Rule 13e-100)

Transaction Statement Under Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-3 Thereunder

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

Rule 13.-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934

( Amendment No. 2 )

HEARTLAND, INC.
(Name of the Issuer)
HEARTLAND, INC.
Terry Lee
Diversified Companies, Inc.
Gary Lee
Lee Holding Company LP
James Lee
Wesley Lee
(Names of Persons Filing Statement)
Common Stock
(Title of Class of Securities)
42236H209
(CUSIP Number of Class of Securities)
HEARTLAND, INC.
1005 N. 19 th Street
Middlesboro, Kentucky, 40965
(606) 248-7323
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Person(s) Filing Statement)
Copies to:
Fleming PLLC
49 Front Street, Suite 206
Rockville Centre, New York 11570
(516) 833-5034
(516) 977-1209 (F)

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This statement is filed in connection with (check the appropriate box):

a. X /	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulations 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. _/	The filing of a registration statement under the Securities Act of 1933.

c. _/	A tender offer.

d. _/	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: _/.

Check the following box if the filing fee is a final amendment reporting the results of the transaction: _/

CALCULATION OF FILING FEE

Transaction valuation	Amount Of Filing Fee
$26,503.75	$3.04

* For purposes of calculating the fee only, this amount assumes the acquisition of 378,625 shares of common stock of Heartland, Inc. for $0.07 per share in cash in lieu of fractional shares issuable in a reverse stock split. No securities are being acquired for non-cash consideration The amount of the filing fee equals 0.00011460 times the aggregate transaction value.

|_| Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $______________ Filing Party: ____________________
Form or Registration No.: _____________ Date Filed: _________________

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INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed by HEARTLAND, Inc., a Maryland corporation (“HEARTLAND” or the “Company”), the issuer of the HEARTLAND Common Stock, $.001 par value, that is subject to the Rule 13e-3 transaction as well as Terry Lee, CEO of HEARTLAND, Diversified Companies, Inc., a Virginia company and a shareholder of HEARTLAND (“DCI”), Gary Lee, Lee Holding Company LP (“LHC”), James Lee and Wesley Lee. HEARTLAND, Terry Lee DCI, Gary Lee, LHC, James Lee and Wesley Lee are sometimes referred to herein as the “Filing Person.” Terry Lee is deemed to own 34.5% of the issued and outstanding shares of common stock of HEARTLAND as a result of DCI’s ownership interest in HEARTLAND.  Terry Lee serves as the CEO and Chairman of DCI, which owns 19,263,362 shares of common stock of HEARTLAND. In addition, Gary Lee (the brother of Terry Lee) and Lee Holding Company LP (“LHC”) (which is controlled by its general partners, James Lee and Wesley Lee, the sons of Terry Lee) each own approximately 18% of the issued and outstanding shares of common stock of the Company.  This Transaction Statement relates to a reverse stock split (“Reverse Stock Split”) proposed by HEARTLAND pursuant to which 2,000 shares of Common Stock will be converted into one share of Common Stock. Since HEARTLAND will pay cash for fractional shares, the result will be that most shareholders will cease to be shareholders of HEARTLAND and will receive cash at the rate of $* per share of Common Stock prior to the Reverse Stock Split in lieu of fractional shares.

If the Reverse Stock Split is approved, we expect to have less than 300 shareholders subsequent to the Reverse Stock Split and the Board of Directors, in its discretion, may terminate our registration with the Securities and Exchange Commission.

Concurrently with the filing of this Transaction Statement, we are filing with the Securities and Exchange Commission a preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the special meeting of the stockholders of the Company. At that meeting, the stockholders of the Company will consider and vote upon a proposal to approve and adopt Articles of Amendment of Articles of Incorporation that will, when filed, effect the Reverse Stock Split. The approval of the Reverse Stock Split requires the affirmative vote of at least two-thirds of the number of votes entitled to be cast at the close of business on the record date by stockholders of the Company. The Proxy Statement is attached hereto as Exhibit A and the proposed Articles of Amendment to Articles of Incorporation is attached thereto as Appendix A. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Proxy Statement, including all annexes thereto, is expressly incorporated in its entirety herein by this reference, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement.

The filing of this Transaction Statement shall not be construed as an admission by any of the Filing Persons, or by any affiliate of a Filing Person, that HEARTLAND is “controlled” by any Filing Person or that any Filing Person is an “affiliate” of HEARTLAND within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

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Item 1. Summary Term Sheet.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

Item 2. Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address: The Company’s name and the address and telephone number of its principal executive offices are as follows:

HEARTLAND, Inc.
1005 N. 19th Street
Middlesboro, KY  40965
606-248-7323

(b) Securities. . The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet – Outstanding Shares of Common Stock”
“Other Important Information Regarding Heartland”

(c) Trading Market and Price . The information set forth in the Proxy Statement under the caption “Other Important Information Regarding HEARTLAND —Market for Common Stock and Dividends” is incorporated herein by reference.

(d) Dividends . The information set forth in the Proxy Statement under the caption “Other Important Information Regarding HEARTLAND—Market for Common Stock and Dividends” is incorporated herein by reference.

(e) Prior Public Offerings . None.

(f) Prior Stock Purchases . None.

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Item 3. Identity and Background of Filing Person.

Regulation M-A Item 1003

(a) The filing persons are the subject company, Terry Lee (the CEO and Chairman of the Board of Directors of Heartland), DCI, LHC, Gary Lee, James Lee and Wesley Lee.  Mr.Terry Lee is deemed to own 19,263,362 shares of common stock of the Company representing 34.5% of the issued and outstanding shares of common stock as a result of his control position held with DCI.  Mr. Lee serves as the CEO and Chairman of the Board of Directors of DCI, which directly owns 19,263,362 shares of common stock of the Company.  Gary Lee (the brother of Terry Lee) owns approximately 18% of the issued and outstanding shares of common stock or 10,082,387 shares of common stock and LHC owns approximately 18% and 10,082,387 shares.  James and Wesley Lee, the sons of Terry Lee, serve as the general managers of LHC.  The required information concerning the business address and telephone number of Mr. Lee is incorporated herein by reference to the section of the proxy statement entitled " Executive Officers and Directors."
(b)  The required information concerning Gary Lee, DCI, LHC, James Lee and Wesley Lee is incorporated herein by reference to the section of the information statement entitled "Security Ownership of Certain Beneficial Owners and Management ."

(c) Business and Background of Natural Persons . The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“EXECUTIVE OFFICERS AND DIRECTORS”

Item 4. Terms of the Transaction.

(a)(1) Material Terms—Tender Offers . Not applicable.

(a)(2) Material Terms—Mergers . Not Applicable.

(b) Purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS”

(c) Different Terms . None.

(d) Appraisal Rights . The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet—Dissenters’ Rights of Appraisal”
“DISSENTERS’ RIGHTS OF APPRAISAL”
Appendix B—Objecting Stockholders Rights under Maryland General Corporation Law

(e) Provisions for Unaffiliated Security Holders . The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“FINANCIAL AND OTHER INFORMATION”

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(f) Eligibility for Listing or Trading . Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item1005

(a) Transactions . None.

(b) Significant Corporate Events . None.

(c) Negotiations or Contacts . None

(e) Agreements Involving the Subject Company’s Securities . The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS”
Annex A—Articles of Amendment of Articles of Incorporation

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Item 6. Purposes of the Transactions and Plans or Proposals.

Regulation M-A Item1006

(b) Use of Securities Acquired . The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
Annex A—Articles of Amendment of Articles of Incorporation

(c)(1)-(8) Plans . The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
Annex A—Articles of Amendment of Articles of Incorporation

Item 7. Purposes, Alternatives, Reasons and Effects.

Regulation M-A Item1013

(a) Purposes . The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet – Purpose and Reasons for the Reverse Stock Split”
“Summary Term Sheet—Effects of the Reverse Stock Split”
Annex A—Articles of Amendment of Articles of Incorporation

(b) Alternatives . The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet – Purpose and Reasons for the Reverse Stock Split”
“Summary Term Sheet – Fairness of the Reverse Stock Split”

(c) Reasons . The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet – Purpose and Reasons for the Reverse Stock Split”
“Summary Term Sheet—Effects of the Reverse Stock Split”
Annex A—Articles of Amendment of Articles of Incorporation

(d) Effects . The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Summary Term Sheet—Effects of the Reverse Stock Split”
Annex A—Articles of Amendment of Articles of Incorporation

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Item 8. Fairness of the Transaction.

Regulation M-A Item 1014

(a) Fairness . The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Fairness of the Reverse Stock Split”
“Summary Term Sheet – Purpose of and Reasons for the Reverse Stock Split”
“Summary Term Sheet—Effects of the Reverse Stock Split”
Annex A—Articles of Amendment of Articles of Incorporation
Annex B— Objecting Stockholders Rights under Maryland General Corporation Law

(b) Factors Considered in Determining Fairness . The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Fairness of the Reverse Stock Split”
“Summary Term Sheet – Purpose and Reasons for the Reverse Stock Split”
“Summary Term Sheet—Effects of the Reverse Stock Split”
Annex A—Articles of Amendment of Articles of Incorporation
Annex B— Objecting Stockholders Rights under Maryland General Corporation Law

(c) Approval of Security Holders . The transaction is not structured so that approval of at least a majority of unaffiliated security holders is required. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet – Overview”
“Summary Term Sheet—Record Date”
“Summary Term Sheet—Required Vote for Approval”

d) Unaffiliated Representative . A majority of directors who are not employees of HEARTLAND have not retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction and/or preparing a report concerning the fairness of the transaction. Terry Lee and DCI reasonably believe that the Reverse Stock Split and the price to be paid for fractional shares are fair to unaffiliated stockholders, including both unaffiliated stockholders who will remain stockholders and those who will be cashed out following the Reverse Stock Split. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

 “Summary Term Sheet - Board Recommendation”

(e) Approval of Directors . The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

 “Summary Term Sheet - Board Recommendation”

(f) Other Offers . None.

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Item 9. Reports, Opinions, Appraisals and Negotiations.

Regulation M-A Item1015

(a) Reports, Opinions, Appraisal and Certain Negotiations; Preparer and Summary of the Report, Opinion or Appraisal .
The required information is incorporated herein by reference to the section of the information statement entitled "Special Factors – Fairness of the Reverse Stock Split – Opinion of Cross X Roads Consulting LLC"
(b) Preparer and Summary of the Report, Opinion or Appraisal. The required information is incorporated herein by reference to the section of the information statement entitled "Special Factors – Fairness of the Reverse Stock Split – Opinion of Cross X Roads Consulting LLC".
(c) Availability of Documents. The report and opinion of Cross X Roads Consulting LLC (“Cross”) is attached as Appendix C to the proxy statement. Disclosure regarding the same is incorporated herein by reference to the section of the proxy statement entitled "Special Factors – Fairness of the Reverse Stock Split – Opinion of Cross X Roads Consulting LLC"

Item 10. Source and Amounts of Funds or Other Consideration.

Regulation M-A Item1007

(a) Source of Funds . The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“FINANCIAL AND OTHER INFORMATION”

(b) Conditions . Not Applicable.

(c) Expenses . The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet—Expenses”
“FINANCIAL AND OTHER INFORMATION”

(d) Borrowed Funds . Not Applicable.

Item 11. Interest in Securities of the Subject Company.

Regulation M-A Item1008

(a) Securities Ownership . The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”

(b) Securities Transactions . The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Transactions with Related Persons, Promoters and Certain Control Persons”

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Item 12. The Solicitation or Recommendation.

Regulation M-A Item1012

(d) Intent to Tender or Vote in a Going-Private Transaction . The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Probable Approval of Reverse Stock Split”
“Summary Term Sheet - Board Recommendation”

(e) Recommendations of Others . Not applicable.

Item 13. Financial Statements.

Regulation M-A Item1010

(a) Financial Statements . We incorporate by reference our financial statements for the year ended December 31, 2010, from Form 10-K/A filed on November 4, 2011. We incorporate by reference our quarterly financial statements for the quarter ended September 30, 2011, from Form 10-Q filed on November 14, 2011.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“FINANCIAL AND OTHER INFORMATION”

(b) Pro Forma Information . Not applicable.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations . The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet - Board Recommendation”
“Introduction- Solicitation”

(b) Employees and Corporate Assets . The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Introduction- Solicitation”

Item 15. Additional Information.

Regulation M-A Item 1011

(b) Other Material Information . The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits.

Regulation M-A Item 1016

(a)(1)	Notice to Stockholders of HEARTLAND, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by HEARTLAND, Inc. with the Securities and Exchange Commission on March 1, 2012

(a)(2)	Proxy Statement on Schedule 14A filed by HEARTLAND, Inc. with the Securities and Exchange Commission on March 1, 2012

(d)(1)	Articles of Amendment of Articles of Incorporation, attached as Annex A to the Proxy Statement on Schedule 14A filed by HEARTLAND, Inc. with the Securities and Exchange Commission on March 1, 2012

(f)(1)
Objecting Stockholder Rights under Maryland General Corporation Law, , attached as Appendix B to the Proxy Statement on Schedule 14A filed by HEARTLAND, Inc. with the Securities and Exchange Commission on March 1, 2012

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 1, 2012 HEARTLAND, INC.

/s/ Mitchell Cox
(Signature)
Mitchell Cox, Chief Financial Officer

/s/ Terry Lee
Terry Lee, Individually
Diversified Companies, Inc.

By: /s/Terry Lee
Name: Terry Lee Title: Chairman and CEO

Lee Holding Company LP

By: /s/James Lee
Name: James Lee Title: General Partner

By: /s/Wesley Lee
Name: Wesley Lee Title: General Manager

/s/ Gary Lee
Gary Lee, Individually

/s/ James Lee
James Lee, Individually

/s/ Wesley Lee
Wesley Lee, Individually

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934
( Amendment No. 2 )

Filed by the Registrant    ☑                   Filed by a Party other than the Registrant    ☐

Check the appropriate box:

☑          Preliminary Proxy Statement
☐            Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐            Definitive Proxy Statement
☐            Definitive Additional Materials
☐            Soliciting Material Pursuant to Rule 14a-12

HEARTLAND, INC.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
☑            No fee required.

☐            Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
(1)           Title of each class of securities to which transaction applies:
(2)           Aggregate number of securities to which transaction applies:
(3)           Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
(4)           Proposed maximum aggregate value of transaction:
(5)           Total fee paid:

☐            Fee paid previously with preliminary materials:

☐            Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
(1)           Amount Previously Paid:
(2)           Form, Schedule or Registration Statement No.:
(3)           Filing Party:
(4)           Date Filed:

PRELIMINARY PROXY STATEMENT, DATED MARCH 1, 2012
SUBJECT TO COMPLETION

Heartland, Inc.
1005 N. 19th Street
Middlesboro, KY  40965
606-248-7323

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD *, 2012

A Special Meeting of Stockholders of Heartland, Inc. (the "Company") will be held at the Company’s Middlesboro offices located at 1005 N. 19th Street, Middlesboro, KY  40965 on *, 2012 , at 10:00 a.m. local time for the following purposes:

1.	To approve an amendment to our Certificate of Incorporation to effect a reverse stock split of our common stock of 1-for-2,000; and

2.	To transact such other business as may properly come before the meeting or any adjournment or postponement of the meeting.

Details regarding admission to the meeting and the business to be conducted are discussed in the Notice of Internet Availability of Proxy Materials (“Notice”) you received in the mail and in this proxy statement.   We have elected to provide access to our proxy materials over the internet under the Securities and Exchange Commission’s “notice and access” rules. We are constantly focused on improving the ways people connect with information, and believe that providing our proxy materials over the internet increases the ability of our stockholders to connect with the information they need, while reducing the environmental impact of our Special Meeting.

Only stockholders of record at the close of business on *, 2012 will be entitled to vote at the meeting. Each of these stockholders is cordially invited to be present and vote at the meeting in person. For ten days prior to the meeting, a complete list of stockholders of record entitled to vote at the meeting will be available for examination by any stockholder, for any purpose relating to the meeting, during ordinary business hours at the Company’s office.

By Order of the Board of Directors

HEARTLAND, INC.

/s/ Thomas Miller
Middlesboro, Kentucky	THOMAS MILLER
*, 2012	Secretary

You are cordially invited to attend the meeting. However, whether or not you plan to attend the meeting in person, please complete, date and sign the accompanying proxy and mail it promptly in the return envelope to assure that your shares are represented at the meeting. If you later desire to revoke your proxy, you may do so at any time before it is exercised.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS: APPROVED OR DISAPPROVED OF THE TRANSACTION; PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION; OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE DOCUMENT. THE LEGEND ALSO MAKES CLEAR THAT ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

HEARTLAND, INC.
 PROXY STATEMENT

FOR SPECIAL MEETING OF STOCKHOLDERS

*, 2012

INTRODUCTION

General

Heartland, Inc. is soliciting the enclosed proxy for use at a Special Meeting of Stockholders to be held at 10:00 a.m. local time on *, *, 2011, and at any adjournments or postponements of the Special Meeting.  We will hold the meeting at our offices at 1005 N. 19th Street, Middlesboro, KY  40965.  We are soliciting proxies for the purposes of: (1) approving an amendment to our Certificate of Incorporation to effect a reverse stock split of our common stock at a ratio of 1-for-2,000; and (2) transacting such other business as may properly come before the Special Meeting and any adjournments or postponements of the Special Meeting. The approximate date when this proxy statement and accompanying form of proxy are first being sent to stockholders is *, 2012 .

In accordance with rules adopted by the Securities and Exchange Commission (“SEC”), we may furnish proxy materials, including this proxy statement, to our stockholders by providing access to such documents on the internet instead of mailing printed copies. Most stockholders will not receive printed copies of the proxy materials unless they request them. Instead, the Notice, which was mailed to most of our stockholders, will instruct you as to how you may access and review all of the proxy materials on the internet. The Notice also instructs you as to how you may submit your proxy on the internet. If you would like to receive a paper or email copy of our proxy materials, you should follow the instructions for requesting such materials in the Notice

Solicitation

This solicitation is made on behalf of our Board of Directors. Costs of the solicitation will be borne by us. Our directors, officers and employees and our subsidiaries may also solicit proxies by telephone, fax or personal interview. No additional compensation will be paid to such directors, officers or employees or subsidiaries for such services. We will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy material to stockholders. We have not retained a third party to perform any service normally associated with securing votes from stockholders in connection with a Special Meeting.  As we intend to solicit all votes internally, the costs of printing, mailing, contacting banks, brokers and proxy intermediaries, soliciting votes and other activities related to the solicitation are estimated to be minimal.

Voting

Holders of record of our common stock as of the close of business on *, 2012 are entitled to receive notice of, and to vote at, the Special Meeting. The outstanding common stock constitutes the only class of our securities entitled to vote at the Special Meeting, and each share of common stock entitles the holder to one vote. At the close of business on *, 2012 , there were * shares of common stock issued and outstanding. Two or more stockholders representing a majority of the outstanding shares must be present in person or by proxy to constitute a quorum for the Reverse Stock Split of business at the Special Meeting.

Our transfer agent, Securities Transfer Corp., will determine whether or not a quorum is present, and tabulate votes cast by proxy or in person at the Special Meeting.

Unless contrary instructions are indicated on the proxy, all shares represented by valid proxies received pursuant to this solicitation (and not revoked before they are voted) will be voted FOR:

●	the approval of an amendment to our Certificate of Incorporation to effect a reverse stock split of our common stock at a ratio of 1-for-2,000;

●
With respect to any other business that may properly come before the Special Meeting and be submitted to a vote of stockholders, proxies received by the Board will be voted in accordance with the best judgment of the designated proxy holders. Any proxy may be revoked at any time before it is exercised by filing with the Secretary an instrument revoking it or by submitting prior to the time of the Special Meeting a duly executed proxy bearing a later date. Stockholders who have executed and returned a proxy and who then attend the Special Meeting and desire to vote in person are requested to so notify the Secretary prior to the time of the Special Meeting.

Shares represented by proxies that reflect abstentions or “broker non-votes” ( i.e., shares held by a broker or nominee which are represented at the Special Meeting, but with respect to which such broker or nominee is not empowered to vote on a “non-routine” proposal or proposals) will be counted as shares that are present for purposes of determining the presence of a quorum.

Proposal No. 1 requires the approval of two-thirds of the shares of common stock entitled to vote on the proposal.  Abstentions and broker non-votes have the same effect as negative votes on Proposal No. 1.  Proposal No. 1 to approve an amendment to our Certificate of Incorporation to effect a reverse split is considered a routine matter and, as such, your broker may vote your shares without receiving your voting instructions.

Voting Electronically

Stockholders whose shares are registered in their own names may vote by mail or electronically over the Internet or by facsimile.  Instructions for voting over the Internet or by facsimile are set forth in the enclosed proxy card. The Internet and telephone voting facilities will close at * on *, 2012 , on the Special Meeting day.  If your shares are held in street name, the voting instruction form should indicate whether the institution has a process for beneficial holders to provide voting instructions over the Internet or by telephone. If your voting instruction form does not reference Internet or telephone information, please complete and return the paper voting instruction form in the self-addressed, postage-paid envelope provided. Shareholders who vote over the Internet or by facsimile need not return a proxy card by mail.

GENERAL INFORMATION

The Company currently manages its business as three operational segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision makers. The three operational segments we currently report are:

•
Mound – Steel Fabrication – Primarily focused on the fabrication of metal products including structural steel, steel stairs and railings, bar joists, metal decks, and other miscellaneous steel products.

•	Lee Oil – Oil Distribution – Primarily focused on the wholesale and retail distribution of petroleum products including those sold to the motoring public through our retail locations.
•	Heartland Steel – Wholesale Steel – This is a startup segment of the business that we are working to develop into full fledged service center for the distribution of steel products.

Our principal executive offices are located at 1005 N. 19th   Street, Middlesboro, KY  40965. Our telephone number is 606-248-7323.

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SUMMARY TERM SHEET

The following summary highlights the most material terms of the transaction described in this proxy statement. We encourage you to read carefully this entire proxy statement, its annexes and the documents referred to or incorporated by reference in this proxy statement. You may obtain the information incorporated by reference in this proxy statement without charge by following the instructions under “Where You Can Find More Information”.

Overview

The Reverse Stock Split will take effect on the date (the “Effective Date”) that the Maryland Secretary of State accepts for filing certificates of amendment to our Certificate of Incorporation.  Each holder holding a fractional share after effecting the Reverse Stock Split will receive cash instead of a fractional share. If a shareholder holds less than 2,000 shares in an account, but more than 2,000 shares total in all of his accounts, and wants to continue his investment in our company, he can consolidate his holdings into one account prior to the effective time. In that case, his holdings will not be cashed out in connection with the reverse stock split because he will hold 2,000 shares of our common stock in one account, which will convert into one post-split share of our common stock. He will have to act far enough in advance so that the consolidation is complete before the effective time of the reverse stock split, which is anticipated to occur promptly after the special meeting. Such shareholders should contact their broker, bank or other nominee holder immediately to obtain information about how to consolidate their holdings to ensure that such holdings are consolidated prior to the date of the special meeting.  Based on the opinion received from Cross X Roads Consulting LLC and other factors more fully described under “Special Factors – Fairness of the Reverse Stock Split”, the Company will pay each of these holders an amount of cash of $0.01 per share to be paid for fractional shares resulting from the Reverse Stock Split, on a pre-split basis.

As of September 30, 2011, the Company had $13.2m in current assets.  As such, the Company believes it has the financial resources to cash out all fractional shares.

The Board retains the discretion to abandon the Reverse Stock Split even if the stockholders approve them. The Board currently expects that the costs will remain within the acceptable range of less than $250,000 and plans to complete the Reverse Stock Split.  Terry Lee, CEO and Chairman of the Company, is also the CEO and Chairman of Diversified Companies Inc., a Virginia corporation, which owns approximately 34.5% of the issued and outstanding shares of the Company,  In addition, Gary Lee (the brother of Terry Lee) and Lee Holding Company LP (“LHC”) (which is controlled by its general partners, James Lee and Wesley Lee, the sons of Terry Lee) each own approximately 18% of the issued and outstanding shares of common stock of the Company.  However, Gary Lee and LHC have not participated in the structuring or implementation of the Reverse Stock Split, we believe these shareholders, together with Terry Lee, will vote to approve the Reverse Stock Split although there is no guarantee. However, after the Special Meeting, the Board will meet and consider whether or not the Reverse Stock Split remains in the best interest of the Company and its stockholders. The Board desires to complete the Reverse Stock Split for the lowest cost possible, consistent with reducing the number of holders, both of record and beneficial holders, to less than 300. The Company is dependent on maintaining a stable financial condition to continue its operations as currently conducted, and the Board does not want to significantly lower the Company’s liquidity or incur debt on terms unsatisfactory to the Company in order to complete the Reverse Stock Split. A number of factors or situations could cause the Board to decide to abandon the Reverse Stock Split even if approved by the stockholders. These factors or situations include:

-
Both control of the total costs of the Reverse Stock Split and the reduced number of holders needs to be achieved. Should the Company not be able to sufficiently reduce the number of holders, within a total maximum dollar expenditure of less than $250,000, to a level that reasonably assures that the Company would not revert to a public reporting entity in the foreseeable future after the Reverse Stock Split is completed, then the Board would likely abandon the Reverse Stock Split.

-	It is possible that the Board will abandon the Reverse Stock Split should the overall expenditure necessary to complete it exceed acceptable limits.

-
Even if the overall cost of the Reverse Stock Split is within the budgetary guideline set by the Board, the Board may decide to abandon the Reverse Stock Split should the then economic conditions or the financial condition of the Company, or their outlook, be such that in the judgment of the Board it is no longer advisable to use its cash resources or incur debt to effect the Reverse Stock Split.

The reverse stock split will not affect the par value of our common stock, which remains $0.001 per share. The reverse stock split will result in an increase in per share net income or loss and net book value of our common stock because fewer shares of our common stock will be outstanding.  The Company does not anticipate that any other accounting consequences would arise as a result of the Reverse Stock Split.

In the event the Board of Directors abandons the Reverse Stock Split, the Company will file a Form 8-K Current Report with the SEC, issue a press release and notify all record holders of stock that it has abandoned the Reverse Stock Split.

Following the Reverse Stock Split, Diversified, Terry Lee, LHC, Gary Lee, James Lee and Wesley Lee (the “Affiliated Shareholders”) will be the majority stockholders of the Company. The following table discloses their interest in net book value and net loss of the Company before and after the Reverse Stock Split is completed for the affiliated shareholders.

Interest of Affiliated Shareholder

	As of and For the Year Ended December 31, 2011		As of and For the Year Ended December 31, 2010
	Dollar	Percentage	Dollar	Percentage
Interest in net book value based on ownership prior to Reverse Stock Split	$5,265,087	70.4%	$4,723,908	70.4%
Interest in net income based on ownership prior to Reverse Stock Split	$(264,170)	70.4%	$(737,225)	70.4%
Interest in net book value based on ownership subsequent to Reverse Stock Split	$5,295,974	70.8%	$4,751,620	70.8%
Interest in net income based on ownership subsequent to Reverse Stock Split	$(265,720)	70.8%	$(741,550)	70.8%

5

SPECIAL FACTORS

Purpose of and Reasons for the Reverse Stock Split

The Reverse Stock Split is a part of a plan to make the Company a non-Securities and Exchange Commission (“SEC”) reporting company in what is commonly referred to as a “going private” transaction. In connection with the going private transaction, the shares of Common Stock will no longer be quoted on the OTCBB or the OTCQB and trades in such shares would only be possible through privately negotiated transactions or, if the Company qualifies, in the OTC Markets ®  (a centralized quotation service that collects and publishes market maker quotes for securities). The Board has concurred that the Reverse Stock Split is fair to, and in the best interests of, all of our unaffiliated stockholders, including those being cashed out pursuant to the terms of the Reverse Stock Split.

Fairness of the Reverse Stock Split

The Board has unanimously approved the Reverse Stock Split. The Board has determined that the Reverse Stock Split and the price to be paid for the fractional shares resulting from the Reverse Stock Split are substantively and procedurally fair to and in the best interest of us and our unaffiliated stockholders (including both unaffiliated stockholders who will remain stockholders and those whose entire interest will be cashed out).  Terry Lee and DCI, which is controlled by Terry Lee, adopted the analysis and conclusion of the Board of Directors.

Reports, Opinions and Appraisals

The Company and its affiliates have not received any report, opinion or appraisal from an outside party that is materially related to this transaction including any report, opinion or appraisal relating to the consideration of the fairness of the consideration to be offered to the shareholders or the fairness of the transaction .

Procedure for Shareholders Who Hold Shares in Street Name

      For payment purposes, we intend for the reverse stock split to treat shareholders holding common stock in a street name through a nominee, such as a bank or broker, in the same manner as shareholders whose shares are registered in their own names. Nominees will be instructed to effect the reverse stock split for their beneficial holders.

      Shareholders who hold our shares in street name should be contacted by their broker or other institutional manager and receive from them a copy of our exchange agent's transmittal letter and instructions for surrendering their stock certificates in exchange for either cash consideration (if they hold fewer than 2,000 shares), or cash consideration and new stock certificates (if they hold more than 2,000 shares). They will transmit their instructions to their representative, who in turn will electronically transmit their shares to our transfer agent.

      If a shareholder holds less than 2,000 shares in an account, but more than 2,000 shares total in all of his accounts, and wants to continue his investment in our company, he can consolidate his holdings into one account prior to the effective time. In that case, his holdings will not be cashed out in connection with the reverse stock split because he will hold 2,000 shares of our common stock in one account, which will convert into one post-split share of our common stock. He will have to act far enough in advance so that the consolidation is complete before the effective time of the reverse stock split, which is anticipated to occur promptly after the special meeting. Such shareholders should contact their broker, bank or other nominee holder immediately to obtain information about how to consolidate their holdings to ensure that such holdings are consolidated prior to the date of the special meeting.

Effects of the Reverse Stock Split.

As a result of the Reverse Stock Split the number of record holders of our Common Stock will be reduced below 300, which will allow us to terminate the registration of our Common Stock under the Exchange Act and holders of fractional shares of our Common Stock after effecting the Reverse Stock Split will receive cash in exchange for the shares of our Common Stock held by them and will no longer be stockholders or have any ownership interest in us.

Federal Income Tax Consequences

The following is a summary of material federal income tax consequences of the reverse stock split and does not purport to be complete.  It does not discuss any state, local, foreign or minimum income or other tax consequences.  Also, it does not address the tax consequences to holders that are subject to special tax rules, including banks, insurance companies, regulated investment companies, personal holding companies, foreign entities, nonresident alien individuals, broker-dealers and tax-exempt entities.  The discussion is based on the provisions of the United States federal income tax law as of the date hereof, which is subject to change retroactively as well prospectively.  This summary also assumes that the shares are held as a "capital asset," as defined in the Internal Revenue Code of 1986, as amended (generally, property held for investment).  The tax treatment of a stockholder may vary depending upon the particular facts and circumstances of the stockholder. Each stockholder is urged to consult with the stockholder's own tax advisor with respect to the consequences of the reverse stock split.

No gain or loss should be recognized by a stockholder upon the stockholder's exchange of shares pursuant to the reverse stock split.  The aggregate tax basis of the shares received in the reverse stock split would be the same as the stockholder's aggregate tax basis in the shares exchanged.  The stockholder's holding period for the shares would include the period during which the stockholder held the pre-split shares surrendered in the reverse stock split.

A shareholder who receives cash in the reverse stock split will be treated as having such shares redeemed in a taxable transaction governed by Section 302 of the Code and the transaction will be taxed as a sale of the shares, and the shareholder will recognize gain or loss equal to the difference between the cash payment and the shareholder's tax basis for the shares. Amounts treated as gain or loss from the sale of the shares will be capital gain or loss.

 Tax Withholding. Our non-corporate shareholders may be subject to backup withholding at a rate of 30% on cash payments received in the reverse stock split. Backup withholding will not apply, however, to a shareholder who (a) furnishes a correct taxpayer identification number and certifies that he or she is not subject to backup withholding on the substitute Form W-9 that will be included in the letter of transmittal that will be sent upon the effectiveness of the reverse stock split, (b) who provides a certificate of foreign status on an appropriate Form W-8, or (c) who is otherwise exempt from backup withholding.

The Company's beliefs regarding the tax consequence of the reverse stock split are not binding upon the Internal Revenue Service or the courts, and there can be no assurance that the Internal Revenue Service or the courts will accept the positions expressed above.  The state and local tax consequences of the reverse stock split may vary significantly as to each stockholder, depending upon the state in which he or she resides.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY

Accounting Consequences

      The reverse stock split will not affect the par value of our common stock, which remains $0.001 per share. The reverse stock split will result in an increase in per share net income or loss and net book value of our common stock because fewer shares of our common stock will be outstanding.  The Company does not anticipate that any other accounting consequences would arise as a result of the Reverse Stock Split.

6

Recommendation of the Board of Directors

The Board of Directors recommends that the shareholders approve the Reverse Stock Split.

Outstanding Shares of Common Stock

As of November 8, 2012 , we have 55,863,422 shares of Common Stock outstanding.  Each share of common stock has one vote.

The Record Date and Date of Shareholders Meeting

The Record Date for determining the shareholders entitled to vote is *. All shareholders of record on that date will be eligible to vote at the Special Meeting of Shareholders to be held on *.

Required Vote for Approval

The required vote for approval of the Reverse Stock Split is two-thirds of all outstanding shares of Common Stock.

Probable Approval of Reverse Stock Split

Terry Lee, CEO and Chairman of the Company, is also the CEO and Chairman of Diversified Companies Inc., a Virginia corporation, which owns approximately 34.5% of the issued and outstanding shares of the Company,  In addition, Gary Lee (the brother of Terry Lee) and Lee Holding Company LP (“LHC”) (which is controlled by its general partners, James Lee and Wesley Lee, the sons of Terry Lee) each own approximately 18% of the issued and outstanding shares of common stock of the Company.  However, Gary Lee and LHC have not participated in the structuring or implementation of the Reverse Stock Split, we believe these shareholders, together with Terry Lee, will vote to approve the Reverse Stock Split although there is no guarantee.  Following the Reverse Stock Split, Terry Lee and all other directors and executive officers are expected to continue to serve as the CEO and Chairman of the Company.  Further, it is expected that the ownership interest of each of the aforementioned parties will be increased as a result of the Reverse Stock Split.

Dissenters’ Rights of Appraisal

Shareholders who dissent from the Reverse Stock Split have a right to demand and receive payment of fair value for their shares determined as of close of business on *. A dissenting shareholder must file with the Company a written objection prior to the Special Shareholders meeting in order to preserve the right to receive fair value and may not vote in favor of the Reverse Stock Split.

Expenses

We will pay the expenses in connection with this solicitation and the Special Meeting of Shareholders. We do not expect our expenses to exceed $10,000.

7

PROPOSAL NO. 1

APPROVAL OF AN AMENDMENT TO THE CERTIFICATE OF INCORPORATION
TO EFFECT A REVERSE STOCK SPLIT

The Board of Directors has considered, deemed advisable, adopted a resolution approving and recommends to the stockholders for their approval of a proposed amendment to our Certificate of Incorporation to authorize the Board to effect a reverse stock split. Under this proposed amendment, 2,000 of outstanding shares of common stock would be combined into one share of common stock (the “Reverse Stock Split”).  The Company, Terry Lee and DCI have not considered alternatives to the make the Company privately held.

If approved by the stockholders, the Board would have discretion to implement the Reverse Stock Split of 1-for-2,000. The actual timing for implementation of the Reverse Stock Split would be determined by the board based upon its evaluation as to when such action would be most advantageous to the Company and its stockholders. However, our current intention is to effect the Reverse Split promptly after the Shareholders’ Meeting.

The text of the form of amendment to our Certificate of Incorporation that would be filed with the Secretary of State of the State of Maryland to effect the Reverse Stock Split is set forth in Appendix A to this proxy statement; provided, however, that such text is subject to amendment to include such changes as may be required by the office of the Secretary of State of the State of Maryland and as the board deems necessary and advisable to effect the Reverse Stock Split. If the Reverse Stock Split is approved by the stockholders and following such approval the Board determines that a Reverse Stock Split is in the best interest of the Company and its stockholders, our Certificate of Incorporation would be amended accordingly.

The board recommends the Reverse Stock Split.

Overview

The Reverse Stock Split will consist of the following steps:

●	The Reverse Stock Split will take effect on the date (the “Effective Date”) that the Maryland Secretary of State accepts for filing certificates of amendment to our Certificate of Incorporation.

●
Each holder holding a fractional share after effecting the Reverse Stock Split will receive cash instead of a fractional share. The Company will pay each of these holders an amount in cash equal to the fair value at the time of the Reverse Stock Split (the “Cash-Out Price”).

The Board retains the discretion to abandon the Reverse Stock Split even if the stockholders approve them. The Board currently expects that the costs will remain within the acceptable range of no more than $250,000 and plans to complete the Reverse Stock Split, if it is approved by the stockholders, which is expected given that three shareholders hold in excess of 70% of the issued and outstanding shares of common stock. Terry Lee, CEO and Chairman of the Company, is also the CEO and Chairman of Diversified Companies Inc., a Virginia corporation, which owns approximately 34.5% of the issued and outstanding shares of the Company,  In addition, Gary Lee (the brother of Terry Lee) and Lee Holding Company LP (“LHC”) (which is controlled by its general partners, James Lee and Wesley Lee, the sons of Terry Lee) each own approximately 18% of the issued and outstanding shares of common stock of the Company.  However, Gary Lee and LHC have not participated in the structuring or implementation of the Reverse Stock Split, we believe these shareholders, together with Terry Lee, will vote to approve the Reverse Stock Split although there is no guarantee.  Following the Reverse Stock Split, Terry Lee and all other directors and executive officers are expected to continue to serve as the CEO and Chairman of the Company.  Further, it is expected that the ownership interest of each of the aforementioned parties will be increased as a result of the Reverse Stock Split.  However, after the Special Meeting, the Board will meet and consider whether or not the Reverse Stock Split remains in the best interest of the Company and its stockholders. The Board desires to complete the Reverse Stock Split for the lowest cost possible, consistent with reducing the number of holders, both of record and beneficial holders, to less than 300. A number of factors or situations could cause the Board to decide to abandon the Reverse Stock Split even if approved by the stockholders. These factors or situations include:

●
Both control of the total costs of the Reverse Stock Split and the reduced number of holders needs to be achieved. Should the Company not be able to sufficiently reduce the number of holders, within a total maximum dollar expenditure amount acceptable to the Board, to a level that reasonably assures that the Company would not revert to a public reporting entity in the foreseeable future after the Reverse Stock Split is completed, then the Board would likely abandon the Reverse Stock Split.

●	It is possible that the Board will abandon the Reverse Stock Split should the overall expenditure necessary to complete it exceed acceptable limits.

●
Even if the overall cost of the Reverse Stock Split is within the budgetary guideline set by the Board, the Board may decide to abandon the Reverse Stock Split should the then economic conditions or the financial condition of the Company, or their outlook, be such that in the judgment of the Board it is no longer advisable to use its cash resources or incur debt to effect the Reverse Stock Split.

●
In the event the Company has insufficient cash or is unable to secure debt on terms satisfactory to the Company necessary to complete the Reverse Stock Split, the Board would likely abandon or postpone the Reverse Stock Split.

In the event that the Company abandons the Reverse Stock Split, it intends to notify the public and its shareholders through a press release and the filing of a Form 8-K Current Report with the SEC.

SPECIAL FACTORS

Purpose of and Reasons for the Reverse Stock Split

The Reverse Stock Split is a part of a plan to make the Company a non-Securities and Exchange Commission (“SEC”) reporting company in what is commonly referred to as a “going private” transaction. In connection with the going private transaction, the shares of Common Stock will no longer be quoted on the OTCBB or the OTCQB and trades in such shares would only be possible through privately negotiated transactions or, if the Company qualifies, in the OTC Markets ®  (a centralized quotation service that collects and publishes market maker quotes for securities). The Board has concurred that the Reverse Stock Split is fair to, and in the best interests of, all of our unaffiliated stockholders, including those being cashed out pursuant to the terms of the Reverse Stock Split. Our reasons for proposing the Reverse Stock Split include:

8

●
The significant costs savings that we expect to realize as a result of the termination of the registration of our Common Stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

●
The fact that we have not realized many of the benefits associated with being a publicly-traded company, such as enhanced stockholder value, stock liquidity, business credibility and the ability to use company stock as currency for acquisitions, due to the limited liquidity and low market price of our Common Stock.

●
The additional savings in terms of our management’s and employees’ time that will no longer be spent preparing the periodic reports required of publicly traded companies under the Exchange Act, managing stockholder relations and communications and complying with OTCBB trading requirements.

●	The decrease in expenses resulting from no longer being required to service a relatively large number of stockholders holding small positions in our Common Stock.

●	The reduced premiums for our directors’ and officers’ insurance policies as a result of us no longer being a public reporting company.

●
The ability to control the dissemination of certain business information, which is currently disclosed in our periodic reports and, accordingly, made available to our competitors, vendors, customers and other interested parties, potentially to our detriment.

●	The ability to gain greater operational flexibility by being able to focus on long-term growth without an undue emphasis on short-term fluctuations in the market price of our Common Stock.

Effects of the Reverse Stock Split

The effects regarding the continuing and cashed out shareholders are the same for both affiliated and unaffiliated shareholders.  DCI owns 30.4% of the issued and outstanding shares of common stock.  Terry Lee is deemed to beneficially own approximately 34.5% of the issued and outstanding shares as a result of his serving as the CEO and Chairman of DCI.  Mr. Lee has advised that DCI will vote to approve the Reverse Stock Split. Gary Lee, the brother of Terry Lee, owns 18% of the issued and outstanding shares of common stock of the Company.  Lee Holding Company LP (“LHC”) also owns approximately 18% of the issued and outstanding shares of common stock of the Company.  James Lee and Wesley Lee, sons of Terry Lee, serve as the general partners for LHC.  Neither Gary Lee or LHC have advised the Company as to whether they will approve the this transaction.  Following the Reverse Stock Split, if approved, DCI, Gary Lee and LHC will continue to own approximately 35.01%,  18.32% and  18.32% , respectively, of the issued and outstanding shares of common stock of the Company.  As a result of the Reverse Stock Split:

After the Reverse Stock Split, the remaining stockholders will enjoy the financial benefits of the Company’s no longer being subject to the federal securities laws, rules and regulations applicable to public companies. As a result, the Company’s expenses will be reduced by approximately $350,000

Following the Reverse Stock Split, Diversified, Terry Lee, LHC, Gary Lee, James Lee and Wesley Lee (the “Affiliated Shareholders”) will be the majority stockholders of the Company. The following table discloses their interest in net book value and net loss of the Company before and after the Reverse Stock Split is completed for the affiliated shareholders.

	As of and For the Year Ended December 31, 2011		As of and For the Year Ended December 31, 2010
	Dollar	Percentage	Dollar	Percentage
Interest in net book value based on ownership prior to Reverse Stock Split	$5,265,087	70.4%	$4,723,908	70.4%
Interest in net income based on ownership prior to Reverse Stock Split	$(264,170)	70.4%	$(737,225)	70.4%
Interest in net book value based on ownership subsequent to Reverse Stock Split	$5,295,974	70.8%	$4,751,620	70.8%
Interest in net income based on ownership subsequent to Reverse Stock Split	$(265,720)	70.8%	$(741,550)	70.8%

9

Fairness of the Reverse Stock Split

The Board has unanimously approved the Reverse Stock Split. The Board has determined that the Reverse Stock Split and the price to be paid for the fractional shares resulting from the Reverse Stock Split are substantively and procedurally fair to and in the best interest of us and our unaffiliated stockholders (including both unaffiliated stockholders who will remain stockholders and those whose entire interest will be cashed out).  The Affilaited Shareholders agree with the assement of the Board of Directors and have a reasonable belief that the Reverse Stock Split and the price to be paid for fractional shares are fair to unaffiliated stockholders, including those that will remain stockholders and those that will be cashed out following the Reverse Stock Split.  Based on the opinion received from Cross X Roads Consulting LLC and other factors more fully described below, the Company will pay each of these holders an amount of cash of $0.01 per share to be paid for fractional shares resulting from the Reverse Stock Split, on a pre-split basis.

The Board considered various factors regarding the substantive fairness of the Reverse Stock Split including the following:

●
The direct and indirect cost savings to be realized from the elimination of expenses related to our disclosure and reporting requirements under the Exchange Act and the need for the Company to continue to reduce its expenses given its current financial condition.

●	The fact that the Reverse Stock Split will apply to all stockholders.

●	There are no unusual conditions to the consummation of the Reverse Stock Split.

●
The likely reduction in the liquidity for our Common Stock following our termination of our Exchange Act registration and periodic reporting and the possible significant decrease in the value of the shares of Common Stock.

●	The reduction in publicly available information about us that will result from the Reverse Stock Split.

●	The inability of stockholders whose interests are cashed out in the Reverse Stock Split to participate in any future increases in the value of our Common Stock.
●	The opinion of Cross concluding that an amount of cash of $0.01 per share to be paid for fractional shares resulting from the Reverse Stock Split, on a pre-split basis is fair

The Reverse Stock Split may be approved by our affiliated shareholders without a vote by unaffiliated ahareholders. Terry Lee is deemed to beneficially own approximately 30.4% of the issued and outstanding shares as a result of his serving as the CEO and Chairman of DCI.  Mr. Lee has advised that DCI will vote to approve the Reverse Stock Split. Gary Lee, the brother of Terry Lee, owns 18% of the issued and outstanding shares of common stock of the Company.  Lee Holding Company LP (“LHC”) also owns approximately 18% of the issued and outstanding shares of common stock of the Company.  James Lee and Wesley Lee, sons of Terry Lee, serve as the general partners for LHC.  Neither Gary Lee or LHC have advised the Company as to whether they will approve the this transaction.  Assuming Gary Lee and LHC approve the transaction, we will not need the votes of an unaffiliated party to approve the Reverse Stock Split. Nevertheless, our board of directors believes that this potential conflict is outweighed by the substantive features and procedural safeguards of the Reverse Stock Split, including the equal application of the Reverse Stock Split to all shares of our common stock, the fact that all unaffiliated shareholders will have the option to remain shareholders of our company (by purchasing additional shares prior to the effective time), and the fairness of the price offered to all shareholders.

Opinion of Cross X Roads Consulting LLC

The Company engaged Cross X Roads Consulting LLC (“Cross”) on January 9, 2011, to assist it in determining the value of the Company and to render an opinion as to whether, as of the date of its opinion, the consideration to be paid for the fractional shares resulting from a going private transaction would be fair, from a financial point of view, to our shareholders.

On February 29, 2012, Cross delivered its opinion to the Company setting forth its financial analyses regarding the Reverse Stock Split and rendered its oral opinion that, as of such date, based upon and subject to the assumptions made, matters considered, and limitations on its review as set forth in the opinion, consideration of $0.01 per share to be paid for the fractional shares resulting from the Reverse Stock Split, on a pre-split basis, was fair, from a financial point of view, to our shareholders.

THE FULL TEXT OF THE WRITTEN OPINION OF CROSS, DATED AS OF FEBRUARY 29, 2012, IS ATTACHED AS APPENDIX C AND IS INCORPORATED BY REFERENCE INTO THIS PROXY.  WE AND CROSS URGE YOU TO READ THE CROSS OPINION CAREFULLY AND IN ITS ENTIRETY FOR A DESCRIPTION OF THE ASSUMPTIONS MADE, MATTERS CONSIDERED, PROCEDURES FOLLOWED AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY CROSS IN RENDERING ITS OPINION.

No limitations were imposed by us on the scope of Cross's investigation or the procedures to be followed by Cross in rendering its opinion. The Cross opinion was for the use and benefit of management and the Board of Directors of our Company in connection with its consideration of the Reverse Stock Split and was not intended to be and does not constitute a recommendation to any of our shareholders as to how that shareholder should vote with respect to the reverse stock split. Cross was not requested to opine as to, and its opinion does not address, the board's underlying business decision to proceed with or effect the Reverse Stock Split.

In arriving at its opinion, Cross took into account an assessment of general economic, market and financial conditions, as well as its experience in connection with similar transactions and securities valuations generally. In so doing, among other things, Cross:

•	Reviewed publicly available financial information and other data with respect to HEARTLAND;
•	Reviewed certain publicly available information concerning the trading of, and the market for, our common stock and a general market index;
•	Analyzed the Company from a income based approach by discounting expected future income streams through the capitalization of earnings method;
•	Reviewed the net book value of the Company;
•	Analyzed the publicly traded equivalent value; and
•	Inquired about and discussed the Reverse Stock Split and other matters related thereto with our management and board of directors.

Cross also performed such other analyses and examinations as were deemed appropriate and held discussions with our management regarding certain financial and operating information furnished by them, including financial analyses with respect to our business, operations and potential legal liabilities.

In arriving at its opinion, Cross relied upon and assumed the accuracy and completeness of all of the financial and other information that was used by it without assuming any responsibility for any independent verification of any such information and has further relied upon the assurances of our management that they are not aware of any facts or circumstances that would make any such information inaccurate or misleading. With respect to the financial and other information utilized, Cross assumed that such information has been reasonably prepared on a basis reflecting the best currently available estimates and judgments, and that such information provides a reasonable basis upon which it could make its analyses and form an opinion. Cross has not made a physical inspection of our properties and facilities and has not made or obtained any evaluations or appraisals of our assets and liabilities (contingent or otherwise). In addition, Cross has not attempted to confirm whether we have good title to our assets. Cross assumed that the reverse stock split will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statues, rules and regulations. Cross assumes that the reverse stock split will be consummated substantially in accordance with the terms described herein, without any further amendments.

Cross's opinion is necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, February 29, 2012. Accordingly, although subsequent developments may affect its opinion, Cross has not assumed any obligation to update, review or reaffirm its opinion.

In connection with rendering its opinion, Cross performed certain financial, comparative and other analyses as summarized below. Each of the analyses conducted by Cross was carried out to provide a different perspective on the Reverse Stock Split, and to enhance the total mix of information available. Cross did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to the fairness, from a financial point of view, of the Reverse Stock Split to our shareholders. Further, none of the individual analyses performed by Cross failed to support the fairness of the reverse stock split. The summary of Cross's analyses described below is not a complete description of the analyses underlying Cross's opinion. The preparation of the opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, the opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Cross made qualitative judgments as to the relevance of each analysis and factor that it considered. In addition, Cross may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described above should not be taken to be Cross's view of the value of HEARTLAND.

10

Financial Review

In order to finalize the valuation, Cross utilized a number of methods as more fully described below, which were adjusted to reflect that it was a minority ownership interest.

The Capitalization of Earnings Method. Under this method, the business is treated as a pure investment activity and it stresses the measurement of the investment on its financial return generated. Cross concluded that this is the best method of valuing Heartland because the earnings of an operating business are critical to its financial success and ultimate value.

Cross selected net (after tax) cash flow to equity, which is a measure of net cash flow after interest expense. This means that the return to the debt holders (interest expense) has been eliminated, and the income to be capitalized is the income to the equity owner(s) only. Accordingly, this income stream, when capitalized, arrives at a value directly to the equity owner(s) of the subject Company.  To arrive at the value indicated under this method, Cross divided the selected normalized net earnings by the capitalization rate of 46.7%.
The normalizing adjustments that we made to arrive at expected economic income to be capitalized under this method are only those adjustments that would not require control. We added non-cash expenditures such as depreciation, and then offset this adjustment by anticipated capital expenditures as provided to us by the owner of the controlling interest in the Company. Additionally, we made adjustments for long-term debt and expected changes in working capital. The indication of value based upon these adjustments represents a control value, requiring an adjustment to arrive at the value for a minority interest stakeholder.

The Adjusted Net Asset Method. Under this method, Cross treated the business as a collection of assets, and in effect, values the business asset-by-asset, net of liabilities.  This method initially derives a controlling interest value. Therefore, a lack of control discount is appropriate.  Cross believed that this method was not appropriate for valuing the Company under the circumstances.

The Guideline Public Company Method. Under this approach, Cross’ objective was to identify guideline businesses that are comparable and are traded on a public market or have actually sold. In general, this approach is difficult to use for relatively small, closely held businesses because the number of comparable guideline companies are relatively few in number and often times difficult to obtain the pertinent information regarding their financial and operating performance.  The indicated value derived by Cross under this method represents a minority interest valuation because the price multiples were determined from the sales of minority interest of publicly traded stock. In addition, the price/earnings multiple was applied to the unadjusted earnings (i.e. earnings that would be attributable to a minority shareholder) of the Company for the year ended December 31, 2011. Accordingly, no further minority interest adjustment is required.  This method was not utilized as the comparable public companies were significantly larger in relation to the size of Heartland.

The Merger and Acquisition Method. Due to the fact that the value is determined based upon evidence from the market of the amount at which similar companies have sold, this method was appealing to Cross. However, due to their size of the comparable companies and the limitations on the data known about these transactions, Cross did not use this method in valuing Heartland.  This method used transactions in which controlling interests were sold. As such, the resulting value is a control value and a minority interest adjustment is required.  Accordingly, Cross chose a minority discount of 59.4% .

The opinion of Cross was just one of the many factors taken into account by our board of directors in making its determination to approve the reverse stock split, including those described elsewhere in this Proxy.

Cross received a fee of $17,500 from us in connection with the preparation and issuance of its opinion, $5,000 of which was payable at the beginning of the engagement of Cross, and the other half of which became payable upon the delivery of its opinion to our board of directors.  Cross is a general accounting firm that, as part of its accounting business, regularly is engaged in the evaluation of businesses in connection with transactions, acquisitions, corporate restructurings, and for other purposes. Cross does not beneficially own any interest in us. Cross has not previously performed any services for us.

      The Reverse Stock Split was not structured to require the separate approval of unaffiliated directors or shareholders. Among the factors weighing against the procedural fairness of the reverse stock split is the fact that our board of directors did not establish an independent or special committee to represent the interests of our unaffiliated shareholders, nor did they retain an unaffiliated representative to act solely on behalf of unaffiliated shareholders for purposes of negotiating the terms of the going private transaction. Further, our board of directors consists of Terry Lee and Thomas Miller, who are both employees and executive officers of the Company.  Terry Lee took part in the discussions of, and vote on, the reverse stock split, and indicated that he is in favor of the reverse stock split. His vote, togher with Gary Lee and LHC, assuming they approve the matter, at the special shareholders' meeting in favor of the reverse stock split will be sufficient to approve the transaction without the vote of any other shareholders. There is no requirement that the reverse stock split be approved separately by a majority of the unaffiliated shareholders or by a majority of the directors who are not employees. The board believes that this factor is mitigated by the following substantive features and procedural safeguards of the reverse stock split:

      o     shareholders have the option to remain shareholders if they purchase sufficient shares to bring their holdings to at least 2,000 shares  immediately prior to the effective date of the reverse stock split,

      o     the reverse stock split will be applied equally to all shareholders, and

      o     the fairness of the price offered to all shareholders.

Reports, Opinions and Appraisals

The Company received a report from Cross as more fully described above under “"Special Factors – Fairness of the Reverse Stock Split – Opinion of Cross X Roads Consulting LLC".  Except for the report received from Cross, the Company and its affiliates have not received any report, opinion or appraisal from an outside party that is materially related to this transaction including any report, opinion or appraisal relating to the consideration of the fairness of the consideration to be offered to the shareholders or the fairness of the transaction.

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Effect on Options, Warrants and Other Securities

All outstanding shares of options, warrants, notes, debentures and other securities entitling their holders to purchase shares of the Company's Common Stock will be adjusted as a result of the reverse stock split, as required by the terms of these securities.  In particular, the conversion ratio for each instrument would be reduced, and the exercise price, if applicable, will be increased, in accordance with the terms of each instrument and based on the reverse stock split ratio.  Also, the number of shares reserved for issuance under the Company's existing stock option plans will be reduced proportionally based on such ratio.

Authorized Shares of Common Stock

The reverse stock split will not change the number of authorized shares of the Company's Common Stock as designated by the Company's Articles of Incorporation, as amended.  Therefore, because the number of issued and outstanding shares of Common Stock will decrease, the number of shares remaining available for issuance of the Company's Common Stock will increase.

Procedure for Effecting the Reverse Stock Split and Exchange of Stock Certificates

As of the effective date of the reverse stock split, each certificate representing shares of the Company's Common Stock before the reverse stock split will be deemed, for all corporate purposes, to evidence ownership of the reduced number of shares of Common Stock resulting from the reverse stock split.  All options, warrants, convertible debt instruments and other securities will also be automatically adjusted on the effective date.

The Company anticipates that its transfer agent will act as the exchange agent for purposes of implementing the exchange of stock certificates.  As soon as practicable after the effective date, stockholders and holders of securities convertible into the Company's Common Stock will be notified of the effectiveness of the reverse split.  Stockholders of record will receive a letter of transmittal requesting them to surrender their stock certificates for stock certificates reflecting the adjusted number of shares as a result of the reverse stock split. Persons who hold their shares in brokerage accounts or "street name" will not be required to take any further actions to effect the exchange of their certificates.  Instead, the holder of the certificate will be contacted.

No new certificates will be issued to a stockholder until the stockholder has surrendered the stockholder's outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent.  Until surrender, each certificate representing shares before the reverse stock split will continue to be valid and will represent the adjusted number of shares based on the exchange ratio of the reverse stock split, rounded up to the nearest whole share.  Stockholders should not destroy any stock certificate and should not submit any certificates until they receive a letter of transmittal.

Fractional Shares

The Company will not issue fractional shares in connection with any reverse stock split. Instead, any fractional share resulting from the reverse stock split will receive a fair value cash payment in lieu of a whole share.

Accounting Consequences

The reverse stock split will not affect the par value of our common stock, which remains $0.001 per share. The reverse stock split will result in an increase in per share net income or loss and net book value of our common stock because fewer shares of our common stock will be outstanding.  The Company does not anticipate that any other accounting consequences would arise as a result of the Reverse Stock Split.

Federal Income Tax Consequences

The following is a summary of material federal income tax consequences of the reverse stock split and does not purport to be complete.  It does not discuss any state, local, foreign or minimum income or other tax consequences.  Also, it does not address the tax consequences to holders that are subject to special tax rules, including banks, insurance companies, regulated investment companies, personal holding companies, foreign entities, nonresident alien individuals, broker-dealers and tax-exempt entities.  The discussion is based on the provisions of the United States federal income tax law as of the date hereof, which is subject to change retroactively as well prospectively.  This summary also assumes that the shares are held as a "capital asset," as defined in the Internal Revenue Code of 1986, as amended (generally, property held for investment).  The tax treatment of a stockholder may vary depending upon the particular facts and circumstances of the stockholder. Each stockholder is urged to consult with the stockholder's own tax advisor with respect to the consequences of the reverse stock split.

No gain or loss should be recognized by a stockholder upon the stockholder's exchange of shares pursuant to the reverse stock split.  The aggregate tax basis of the shares received in the reverse stock split would be the same as the stockholder's aggregate tax basis in the shares exchanged.  The stockholder's holding period for the shares would include the period during which the stockholder held the pre-split shares surrendered in the reverse stock split.

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  A shareholder who receives cash in the reverse stock split will be treated as having such shares redeemed in a taxable transaction governed by Section 302 of the Code and the transaction will be taxed as a sale of the shares, and the shareholder will recognize gain or loss equal to the difference between the cash payment and the shareholder's tax basis for the shares. Amounts treated as gain or loss from the sale of the shares will be capital gain or loss.

 Tax Withholding. Our non-corporate shareholders may be subject to backup withholding at a rate of 30% on cash payments received in the reverse stock split. Backup withholding will not apply, however, to a shareholder who (a) furnishes a correct taxpayer identification number and certifies that he or she is not subject to backup withholding on the substitute Form W-9 that will be included in the letter of transmittal that will be sent upon the effectiveness of the reverse stock split, (b) who provides a certificate of foreign status on an appropriate Form W-8, or (c) who is otherwise exempt from backup withholding .

The Company's beliefs regarding the tax consequence of the reverse stock split are not binding upon the Internal Revenue Service or the courts, and there can be no assurance that the Internal Revenue Service or the courts will accept the positions expressed above.  The state and local tax consequences of the reverse stock split may vary significantly as to each stockholder, depending upon the state in which he or she resides.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Vote Required; Manner of Approval

Approval to effect a reverse stock split requires, under the Corporation Law of the State of Maryland, unless the articles of incorporation of the Company provide otherwise, the affirmative vote of the holders of two thirds of the outstanding shares of voting stock of the Company.

  THE BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR THE APPROVAL OF THE AUTHORIZATION FOR THE REVERSE STOCK SPLIT AT A RATIO OF 2,000 TO 1.

DISSENTERS’ RIGHTS OF APPRAISAL

Rights of Objecting Shareholders

An objecting Shareholder under the law of the State of Maryland has the right to demand and receive payment of the fair value of the Shareholder’s stock from the Company. The fair value is determined as of the close of business on *, the day the Shareholders will vote on the Reverse Stock Split. Fair value may not include any appreciation or depreciation which directly or indirectly results from the Reverse Stock Split or from the proposal of the Reverse Stock Split.

A Shareholder who desires to receive payment of the fair value of the Shareholder's stock shall file with the Company a written objection to the proposed transaction at or before the Special Shareholders Meeting at which the Reverse Stock Split will be considered, or *. Such Shareholder may not vote in favor of the transaction; and within 20 days after the State of Maryland accepts the Articles of Amendment of the Articles of Incorporation for record, shall make a written demand on the Company for payment for the Shareholder's shares of Common Stock, stating the number and class of shares for which the Shareholder demands payment. A Shareholder who fails to comply with these procedures is bound by the terms of the Reverse Stock Split.

We will notify each objecting Shareholder in writing of the date the Articles of Amendment of Articles of Incorporation are accepted for record by the State of Maryland. We will deliver the notice and offer to each objecting Shareholder personally or mail them to the objecting Shareholder by certified mail, return receipt requested, bearing a postmark from the United States Postal Service, at the address the objecting Shareholder gives us in writing, or, if none, at his address as it appears on our records.

Within 50 days after the State of Maryland accepts the Articles of Amendment of Articles of Incorporation for record, we or an objecting Shareholder who has not received payment for his stock may petition a court of equity in the county where our resident agent is located, for an appraisal to determine the fair value of the shares of Common Stock. If more than one appraisal proceeding is instituted, the court shall direct the consolidation of all the proceedings on terms and conditions it considers proper. Two or more objecting Shareholders may join or be joined in an appraisal proceeding.

In an appraisal proceeding, if the court finds that the objecting Shareholder is entitled to an appraisal of his stock, it shall appoint three disinterested appraisers to determine the fair value of the stock on terms and conditions the court considers proper. Each appraiser shall take an oath to discharge his duties honestly and faithfully. Within 60 days after their appointment, unless the court sets a longer time, the appraisers shall determine the fair value of the stock as of the appropriate date and file a report stating the conclusion of the majority as to the fair value of the stock. The report shall state the reasons for the conclusion and shall include a transcript of all testimony and exhibits offered.

We are attaching as Appendix B Sections 3-201 through 3-213 of the Maryland General Corporation Law that sets forth the rights of Objecting Shareholders.

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 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND

MANAGEMENT

The following table sets forth as of January 10, 2012 , information with respect to the beneficial ownership of the Company’s Common Stock by (i) each person known by the Company to own beneficially 5% or more of such stock, (ii) each Director of the Company who owns any Common Stock, and (iii) all Directors and Officers as a group, together with their percentage of beneficial holdings of the outstanding shares.
The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the Securities and Exchange Commission and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within 60 days through the conversion or exercise of any convertible security, warrant, option or other right. More than one person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days, by the sum of the number of shares outstanding as of such date plus the number of shares as to which such person has the right to acquire voting or investment power within 60 days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our common stock listed below have sole voting and investment power with respect to the shares shown.

SECURITY OWNERSHIP OF MANAGEMENT :

Title of Class	Name	Shares	Percent (1)
Common Stock	Terry Lee ** (2)	19,263,362	34.5%
Common Stock	Thomas Miller **	-0-	--
Common Stock	Mitchell L. Cox **	-0-	--
Common Stock	Diversified Companies Inc. (2)	19,263,362	34.5%
Common Stock	Lee Holding Company LP (3)	10,082,387	18.0%
Common Stock	Gary Lee	10,082,387	18.0%

All officers and directors as a group (3 people)		19,263,362	34.5%

* Less than 1% ** Executive Officer and/or director
(1)
These tables are based upon 55,836,422 shares outstanding as of January 10 2012 and information derived from our stock records. Unless otherwise indicated in the footnotes to these tables and subject to community property laws where applicable, we believe unless otherwise noted that each of the shareholders named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares which such person has the right to acquire within 60 days as of January 10, 2012. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above on January 10, 2012 any security which such person or group of persons has the right to acquire within 60 days after such date is deemed to be outstanding for the purpose of computing the percentage ownership for such person or persons, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2)	Mr. Lee serves as the Chairman and CEO of Diversified Companies Inc. (“DCI”) and, as a result the ownership of DCI in the Company is attributed to Mr. Lee.

(3)	Mr. James R. Lee and Wesley L. Lee, sons of Terry Lee, the CEO and Chairman of the Company, serve as the General Partner for Lee Holding Company LP.

These tables are based upon 55,836,422 shares outstanding as of January 10 2012 and information derived from our stock records. Unless otherwise indicated in the footnotes to these tables and subject to community property laws where applicable, we believe unless otherwise noted that each of the shareholders named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares which such person has the right to acquire within 60 days as of January 10, 2012. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above on January 10, 2012 any security which such person or group of persons has the right to acquire within 60 days after such date is deemed to be outstanding for the purpose of computing the percentage ownership for such person or persons, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

During the past several years, Commercial Bank provided various loans to the Company in the approximate amount of $5.1 million.  Mr. Lee, our CEO and Chairman, serves as the CEO of Commercial Bank.  Further, Lee Holding Company LP also provided loans to the Company in the approximate amount of $900,000.  Mr. Lee’s son serves as the general partner for Lee Holding Company LP.

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During the year ended December 31, 2010, Lee Oil sold 490,000 gallons of diesel fuel to a mining company of which Terry Lee, the Company CEO, is a 33% owner. The total amount invoiced for these gallons sold was approximately $1.1 million.

During the year ended December 31, 2010, Lee Oil leased a piece of property from L&M Ventures of which Terry Lee, the Company CEO, is a 50% owner. The lease payments totaled $64,800 for the year.

Lee Holding Company of which Terry Lee, the Company CEO, is the managing partner, purchased a piece of property in June from D&B Properties, Inc. Lee Oil had been leasing the property from D&B Properties and continues to lease the property. The lease payments for 2010 totaled $64,800.

During the year ended December 31, 2009, Heartland Steel completed construction of the warehouse and office facility located in Washington Court House, OH. The construction loan in the amount of $2,400,000 was converted into a regular installment note through Commercial Bank of Harrogate, TN. Terry Lee, the Company’s CEO, is also the CEO of Commercial Bank.

On June 3, 2009, the Lee Oil purchased a piece of property located at 3259 Highway 25E in Tazewell, TN for the gross selling price of $888,856. The purchase was funded primarily by a loan in the amount of $626,384 through Commercial Bank of Harrogate, TN. Terry Lee, the Company’s CEO, is also the CEO of Commercial Bank.

The Company issued 5,555,556 common shares to Lee Holding Company for debt reduction valued at $1,000,000. Terry Lee is a limited partner of Lee Holding Company and CEO of the Company.

The Company issued 5,555,556 common shares to Gary Lee for debt reduction valued at $1,000,000. Gary Lee is the vice-president of Lee Oil and relative of Terry Lee.

The Company issued 325,000 common shares to Lee Holding Company for Premium Homes acquisition valued at $5,011. Terry Lee is a limited partner of Lee Holding Company and CEO of the Company.

The Company issued 325,000 common shares to Terry Lee for Premium Homes acquisition valued at $5,011. Terry Lee is the CEO of the Company.

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FINANCIAL AND OTHER INFORMATION

Financial Information.

We incorporate by reference our financial statements for the year ended December 31, 2010, from Form 10-K/A filed on November 4, 2011. We incorporate by reference our quarterly financial statements for the quarter ended September 30, 2011, from Form 10-Q filed on November 14, 2011.

We incorporate by reference our Management’s Discussion and Analysis or Plan of Operation from Form 10-K/A filed on November 4, 2011.  We incorporate by reference our Management’s Discussion and Analysis or Plan of Operation from Form 10-Q filed on November 14, 2011.

We will provide, without charge, to each person to whom a proxy statement is delivered, upon written or oral request of such person and by first class mail or other equally prompt means within one business day of receipt of such request, a copy of any and all of the information that has been incorporated by reference in this proxy statement (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that the proxy statement incorporates). Please direct your request to Mr. Mitchell Cox, HEARTLAND, INC., 1005 N. 19 th Street, Middlesboro, KY 40965.

Summary Financial Information

Our ratio of earnings to fixed charges for the year ended December 31,2009 was .0343, and for the year ended December 31, 2010 was (.0889). Our ratio of earnings to fixed charges for each of the nine-month periods ended September 30, 2011 and September 30, 2010 was (.0226) and (.0105), respectively. Net book value per share of our common stock as of September 30, 2011 was $0.1807 per share.

Select Consolidated Financial Information

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2011	2010	2010	2009
Income Statement Data
Sales	$84,708,427	$73,833,409	$100,241,157	$92,151,381
Cost of Goods Sold	(76,714,910)	(66,000,146)	(99,031,105)	(81,871,293)
Operating Expenses	(8,078,673)	(8,014,445)	(11,206,185)	(9,939,288)
Net Income (loss) Available to Common Stockholders	(184,651)	(422,624)	(1,670,536)	(189,197)
Net Loss Per Share (Basic and DIluted)	(0.01)	(0.02)	(0.04)	(0.00)

Balance Sheet Data
Total Current Assets	$13,237,942	$13,014,855	$12,871,552	$12,745,432
Property Plant and Equipment, net	11,668,005	12,538,099	12,426,502	13,202,327
Total Assets	26.194,143	26,340,479	26,304,547	26,259,051
Total Current Liabilities	10,949,606	7,037,545	10,380,678	6,276,548
Total Liabilities	19,624,782	21,246,943	19,594,282	20,877,679
Net Stockholders’ equity	6,569,361	5,093,536	6,709,587	5,381,372

Presence of Principal Accountants.

We do not expect a representative of our independent registered public accounting firm, Coulter & Justus PC, to be present at the meeting.

Source, Amount and Use of Funds in connection with the Reverse Stock Split.

We believe that the total consideration to be paid to holders of shares of Common Stock in lieu of fractional shares resulting from the Reverse Stock Split will not exceed $10,000. We intend to fund this amount from our working capital.

We believe we will incur the expenses with respect to printing and mailing costs in the approximate amount of $2,500 in connection with the Reverse Stock Split.   We will be responsible for paying these costs.

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth certain information regarding our executive officers and directors as of  January 10, 2012.

Name	Age	With Company Since	Director/Position
Terry L. Lee	53	06/2007	CEO, Chairman of the Board

Thomas C. Miller	55	12/2003	Secretary and Director

Mitchell L. Cox, CPA	49	09/2007	Chief Financial Officer

MR. TERRY L. LEE - CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD

Prior to joining the Company, from 1995 to the present, Mr. Lee has served as the President and Chief Executive Officer of Commercial Bank where he is responsible for the management of $426 million in assets, 14 locations and 151 employees.  In 1989, prior to his appointment as Chief Executive Officer in 1994, Mr. Lee began his career with Commercial Bank as a bookkeeper where he eventually moved to Vice President - Marketing in 1991, Vice president – Loan Officer in 1991 and Senior Vice President – Senior Lending Officer in 1992.  In addition to serving as the Chief Executive Officer and President of Commercial Bank, Mr. Lee serves as the Chief Executive Officer and President of Lee Oil Company, Inc., Lee Enterprises, Inc., Lee’s Food Mart, LLC, Cumberland Ford Motors, Inc., L & M Ventures, Inc., Green Hill Properties, Inc. and Berea Ford Motors, Inc.  Mr. Lee graduated from Lincoln Memorial University with a Bachelor of Arts in Business Administration and Management in 1979.

MR. MITCHELL L. COX, CPA – CHIEF FINANCIAL OFFICER

Mr. Cox is a certified public accountant and has served as the President and owner of Accounting & Tax Solutions, Inc. advising clients on all aspects of the accounting business since 2003.  Further, Mr. Cox has also served as the Controller and Secretary for Lee Oil Company where he has managed all financial transactions and record keeping since 1998.  Mr. Cox received his BS in Business from Carson Newman College in Jefferson City, TN in 1984

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MR. THOMAS C. MILLER – SECRETARY AND DIRECTOR

Mr. Miller has been with the Registrant since 2003 when it acquired Mound Technologies, Inc.  Mr. Miller was elected to the Board of Directors on May 23, 2006, and as its Chief Operating Officer on September 27, 2006.  From May 23, 2006 to September 27, 2006, Mr. Miller acted as the Registrant’s Chief Executive Officer.  Mr. Miller graduated from Ohio State University with a Bachelor of Science degree in Civil Engineering in 1978 and continued his education at the University of Dayton where he received a Master of Business Administration degree in 1983.  He is a registered engineer in the state of Ohio.  Mr. Miller started on the shop floor at Mound Steel Corporation as a welder.  He spent time working in the engineering and sales department before becoming Vice President of Sales and Quality in 1986.  He became President of Mound Steel Corporation in 1990.  The additional title of Chief Executive was added to his responsibilities in 2001.  In November of 2002, Mr. Miller became Chief Executive officer of Mound Technologies, Inc.  In 1988 he was elected to the Lebanon City Council.  He was re-elected in 1992 and served as Vice Mayor during that time period.  Mr. Miller has served on various local boards including the Middletown Regional Hospital Foundation, Dan Beard Council of Boy Scouts of America, and the Warren County Business Advisory Council.  In addition to his new position as President and Chief Operating Officer of the Registrant, Mr. Miller will continue as President of the Registrant’s subsidiary Mound Technologies, Inc.

There are no agreements or understandings, whether written or unwritten, between the named executive officers and the Company concerning any type of compensation, whether present, deferred or contingent, that is based on or otherwise relates to this going private transaction.

During the past five years, none of the executive officers or directors of the Company have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, none of the executive officers or directors of the Company have been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining it from future violations of, or prohibiting acts subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

OTHER IMPORTANT INFORMATION REGARDING HEARTLAND

Market for Common Stock and Dividends

Our common stock has been quoted on the OTC Markets since August 2002. Our symbol is "HTLJ". For the periods indicated, the following table sets forth the high and low bid prices per share of common stock. These prices represent inter-dealer quotations without retail markup, markdown, or commission and may not necessarily represent actual transactions.

	HIGH	LOW
FISCAL YEAR ENED DECEMBER 31, 2011

First Quarter	0.17	0.10
Second Quarter	0.12	0.07
Third Quarter	0.10	0.04

FISCAL YEAR ENDED DECEMBER 31, 2010

First Quarter	0.60	0.20
Second Quarter	0.38	0.24
Third Quarter	0.27	0.15
Fourth Quarter	0.25	0.11

FISCAL YEAR ENDED DECEMBER 31, 2009

First Quarter	0.50	0.20
Second Quarter	0.56	0.28
Third Quarter	1.16	0.30
Fourth Quarter	1.02	0.30

Holders of Shares of Common Stock

The Company has authorized 100,000,000 shares of common stock with a par value of $.001 per share.  As of January 10, 2012, the Company had 55,863,422 shares of common stock outstanding.  As of January 10, 2012, there were approximately 678 stockholders of record of our common stock. This does not reflect those shares held beneficially or those shares held in "street" name.
We did not pay cash dividends in the past, nor do we expect to pay cash dividends for the foreseeable future. We anticipate that earnings, if any, will be retained for the development of our business.

As described in the Form 8-K filed with the SEC on December 23, 2009, the common shares were split 1:2 in a reverse stock split that became effective on January 19, 2010. This reverse stock split reduced the number of shares issued and outstanding by approximately 22 million shares. This reverse stock split had no effect on the shares authorized.

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Preferred Stock

The Company has 5,000,000 shares of preferred stock authorized with a par value of $.001. The preferred stock has a face value of $0.25 per share and the basis of conversion is two shares of the Company’s common stock for each share of preferred stock.  The preferred stock has liquidation priority rights over all other stockholders.  The preferred shares can be converted at any time at the option of the stockholder, but will convert automatically at the end of three years into the Company’s common stock.

Beginning in the first quarter of 2010 and continuing through the second quarter of 2010, all the preferred shares outstanding at December 31, 2009 were converted into common shares either at the shareholders request or through the automatic conversion feature as stated above. The actual conversion was 610,000 shares of preferred shares being converted in the first quarter and 1,760,000 being converted in the second quarter. As of December 31, 2010 there was no preferred stock outstanding.

Warrants

The preferred shares include a Series A and Series B common stock purchase warrant.  The Series A warrant allows the holder to purchase 20% of the number of preferred shares purchased at $0.75 per share; the Series B warrant allows the holder to purchase 20% of the number of preferred shares purchased at $1.00 per share. Both series of warrants are exercisable over a three-year period.  The Company can call in the warrants after 12 months if the price of the common stock in the market is 150% of the warrant price for 10 consecutive days. The company had 2,370,000 shares of Series A Convertible Preferred Stock issued and outstanding as of December 31, 2009. All the preferred shares outstanding at December 31, 2009 were converted into common shares in 2010.

All Series A and Series B unexercised warrants associated with the preferred shares were eliminated with the conversion of the preferred shares into common shares as described above. No warrants associated with the preferred shares were exercised.

Transfer Agent

The Company’s transfer agent and registrar of the common stock is Securities Transfer Corporation, 2591 Dallas Parkway, Suite 102, Frisco, Texas 75034.

Options

The Company has two employee non-statutory stock option agreements. As detailed in Form 8-K filed on June 28, 2007, option one was granted with Board approval to Terry L. Lee and contains the option to purchase 911,252 shares of common stock at an exercise price of $0.66 over a pro-rata four year basis. All shares issued under this option would be restricted and any portion of the option not exercised by June 26, 2024 will expire.

The second employee non-statutory stock option agreement was granted with Board approval to Randy Frevert and contains the option to purchase 250,000 shares of common stock at an exercise price of $1.00 over a pro-rata five-year basis. All shares issued under this option would be restricted and any portion of the option not exercised by December 31, 2013 will expire.

As of January 19, 2010, these two options have been adjusted to reflect the one for two reverse stock split that went into effect on that date.  Both the number of shares made available under the option and exercise price have been adjusted to reflect the reverse split with both options having the number of shares available cut in half and option price doubled.

Penny Stock Considerations

Because our shares trade at less than $5.00 per share, they are “penny stocks” as that term is generally defined in the Securities Exchange Act of 1934 to mean equity securities with a price of less than $5.00. Our shares thus will be subject to rules that impose sales practice and disclosure requirements on broker-dealers who engage in certain transactions involving a penny stock.

Under the penny stock regulations, a broker-dealer selling a penny stock to anyone other than an established customer or accredited investor must make a special suitability determination regarding the purchaser and must receive the purchaser’s written consent to the transaction prior to the sale, unless the broker-dealer is otherwise exempt. Generally, an individual with a net worth in excess of $1,000,000 or annual income exceeding $100,000 individually or $300,000 together with his or her spouse is considered an accredited investor. In addition, under the penny stock regulations the broker-dealer is required to:

•
Deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt;

•	Disclose commissions payable to the broker-dealer and our registered representatives and current bid and offer quotations for the securities;

•
Send monthly statements disclosing recent price information pertaining to the penny stock held in a customer’s account, the account’s value and information regarding the limited market in penny stocks; and

•
Make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction, prior to conducting any penny stock transaction in the customer’s account.

Because of these regulations, broker-dealers may encounter difficulties in their attempt to sell shares of our common stock, which may affect the ability of selling shareholders or other holders to sell their shares in the secondary market and have the effect of reducing the level of trading activity in the secondary market. These additional sales practice and disclosure requirements could impede the sale of our securities, if our securities become publicly traded. In addition, the liquidity for our securities may be decreased, with a corresponding decrease in the price of our securities. Our shares in all probability will be subject to such penny stock rules and our shareholders will, in all likelihood, find it difficult to sell their securities.

18

Dividends

We do not anticipate paying dividends on any common shares of stock in the foreseeable future. We plan to retain any future earnings for use in our business. Any decisions as to future payments of dividends will depend on our earnings and financial position and such other facts as the Board of Directors deems relevant. The outstanding preferred shares of stock do carry an annual 10% stock dividend until converted at the option of the stockholder or automatically after three years from the date of purchase. All stock dividends relating to the preferred shares have been paid and no further dividends are expected.

Recent Sales of Unregistered Securities

During the year ended December 31, 2010, the Company authorized total issuances of 14,400,342 shares of common stock. The issuances related to the following:

Description	Quantity
Stock Dividends	61,791
Preferred Share Conversions	1,185,000
Board Compensation	142,439
Conversion of Debt	11,111,112
Employment Incentives	1,250,000
Premium Home Purchase	650,000
14,400,342

We relied upon Section 4(2) of the Securities Act of 1933, as amended for the above issuances. We believed that Section 4(2) was available because:

•	None of these issuances involved underwriters, underwriting discounts or commissions;
•	We placed restrictive legends on all certificates issued;

•	No sales were made by general solicitation or advertising;
•	Sales were made only to accredited investors or investors who were sophisticated enough to evaluate the risks of the investment.

Issuer Purchases of Equity Securities

The Company did not repurchase any of its securities during the year ended December 31, 2010.

19

SHAREHOLDER PROPOSALS

Deadline for Submission of Proxy Materials

Due to the contemplated Reverse Stock Split, we do not currently expect to hold a 2012 annual meeting of shareholders because, following completion of the Reverse Stock Split, we will not be a publicly held company. If the Reverse Stock Split is not completed, Shareholder proposals that are intended to be presented at our 2012 Annual Meeting and included in our proxy materials relating to the 2012 Annual Meeting must be received by . Mitchell Cox, HEARTLAND, INC., 1005 N. 19 th Street, Middlesboro, KY 40965, no later than March 31, 2012. All shareholder proposals must be in compliance with applicable laws and regulations in order to be considered for possible inclusion in the proxy statement and form of proxy for the 2012 Annual Meeting.

Deadline for Other Proposals

If you wish to present a proposal at our 2012 Annual Meeting and the proposal is not intended to be included in our proxy statement relating to the 2012 Annual Meeting, you must give advance notice to us prior to the deadline for the 2012 Annual Meeting. In order to be deemed properly presented, you must deliver notice of a proposal to our Secretary no later than April 30, 2012..

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the Exchange Act. We file periodic reports, proxy statements and other information with the SEC pursuant to the Exchange Act.

In addition, because the Reverse Stock Split may be considered to be a “going private” transaction, we have filed a Rule 13e-3 Transaction Statement on Schedule 13E-3 with respect to the Reverse Stock Split. You may read and copy the Schedule 13E-3 and any reports, statements or other information filed by us at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

You also may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, NE, Room 1580, Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services.

The SEC maintains a website that contains reports, proxy statements and other information, including those filed by us, at http://www.sec.gov.

Statements contained in this proxy statement or in any document incorporated in this proxy statement by reference regarding the contents of any contract or other document are not necessarily complete and each such statement is qualified in its entirety by reference to such contract or other document filed as an exhibit with the SEC.

The SEC allows us to “incorporate by reference” information into this proxy statement, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this document, except for any information superseded by information contained in later filed documents incorporated by reference in this document. We incorporate by reference the documents filed by us with the SEC listed below and each document we file under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement and before the date of the special meeting and will amend the Schedule 13E-3 filed with the SEC in connection with the Reverse Stock Split to specifically incorporate such future filings to the extent necessary to comply with our disclosure obligations under applicable law.

  You may request a copy of documents incorporated by reference in this proxy statement but not otherwise accompanying this document, at no cost, by writing or telephoning us at the following address:

HEARTLAND, INC.
1005 N. 19 th Street
Middlesboro, KY 40965
Attention: Mitchell Cox

Call (606) 248-7323

To obtain timely delivery, you should request desired information no later than five business days prior to the date of the special meeting, or by *.

This proxy statement does not constitute the solicitation of a proxy in any jurisdiction to or from any person to whom or from whom it is unlawful to make such proxy solicitation in such jurisdiction. You should rely only on the information contained or incorporated by reference in this proxy statement to vote your shares at the special meeting. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement. This proxy statement is dated *. You should not assume that the information contained in this proxy statement is accurate as of any date other than that date, and the mailing of this proxy statement to shareholders does not create any implication to the contrary.

20

OTHER MATTERS

Our Board of Directors knows of no other business that will be presented at the  Special Meeting. If any other business is properly brought before the Special Meeting, proxies received will be voted in respect thereof in accordance with the recommendation of our Board of Directors. If no recommendation is made by our Board of Directors the proxy holders will vote your shares in their own discretion. You grant discretionary authority with respect to such other matters by executing the enclosed proxy or voting by telephone.

We urge you to sign, date and promptly return the enclosed proxy card in the enclosed envelope or vote by telephone in accordance with the instructions accompanying the proxy card.

By Order of the Board of Directors

HEARTLAND, INC.

/s/ Thomas Miller
Middlesboro, KY	THOMAS MILLER
*, 2012	Secretary

STOCKHOLDERS OF RECORD ON *, 2012 MAY OBTAIN COPIES OF OUR ANNUAL REPORT ON FORM 10-K (EXCLUDING EXHIBITS) AND ALL AMENDMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY WRITING TO INVESTOR RELATIONS, HEARTLAND, INC. AT OUR CORPORATE OFFICES.

21

PRELIMINARY
SUBJECT TO COMPLETION
HEARTLAND, INC.
1005 N. 19 th Street
Middlesboro, KY  40965

SPECIAL MEETING OF STOCKHOLDERS — TO BE HELD
* THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
The undersigned, revoking all prior proxies, hereby appoints TERRY LEE AND MITCHELL COX   and each of them, with full power of substitution in each, as proxies for the undersigned, to represent the undersigned and to vote all the shares of Common Stock of the Company which the undersigned would be entitled to vote, as fully as the undersigned could vote and act if personally present, at the Special Meeting of Stockholders (the “Meeting”) to be held on *, 2012, at  * A.M., local time, or at any adjournments or postponements thereof.

•	marking, signing and dating the enclosed proxy card as promptly as possible and returning it via facsimile to *; or
•	casting your vote via the Internet at * .

You may vote in person at the special meeting, even if you use one of the two options listed above.

Should the undersigned be present and elect to vote at the Meeting or at any adjournments or postponements thereof, then the power of such attorneys or proxies shall be deemed terminated and of no further force and effect. This proxy may also be revoked by filing a written notice of revocation with the Secretary of the Company or by duly executing a proxy bearing a later date , or attending the meeting and voting in person.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR”
THE BELOW PROPOSAL.

To approve an amendment to our Certificate of Incorporation to effect a reverse stock split of our common stock of 1-for-2,000

 For ___                                                                Against ___                                                      Abstain ___

The shares represented by this proxy will be voted as directed by the stockholder, but if no instructions are specified, this proxy will be voted for the proposal. If any other business is presented at the Meeting, this proxy will be voted by those named in this proxy in their best judgment. At the present time, the Board of Directors knows of no other business to be presented at the Meeting.

The undersigned acknowledges receipt from the Company, prior to the execution of this proxy, of the Notice of Special Meeting and accompanying Proxy Statement relating to the Meeting.

NOTE: PLEASE MARK, DATE AND SIGN AS YOUR NAME(S) APPEAR(S) HEREON AND RETURN IN THE ENCLOSED ENVELOPE. IF ACTING AS AN EXECUTORS, ADMINISTRATORS, TRUSTEES, GUARDIANS, ETC., YOU SHOULD SO INDICATE WHEN SIGNING. IF THE SIGNER IS CORPORATION, PLEASE SIGN THE FULL CORPORATE NAME, BY DULY AUTHORIZED OFFICER. IF SHARES ARE HELD JOINTLY, EACH SHAREHOLDER SHOULD SIGN.

Signature__________________________________

Signature (Joint Owner)_____________________

Date_____________________, 2012

22

APPENDIX A
ARTICLES OF AMENDMENT

Heartland, Inc.

a Maryland corporation hereby certifies to the State Department of Assessments and Taxation of Maryland that:

The charter of the corporation is hereby amended as follows:

The charter of the corporation is hereby amended by inserting new paragraph L of Article Sixth to read as follows:

(M) The issued and outstanding shares of the Corporation’s common stock shall be reverse split, on two thousand (2,000) to one (1) share ratio, with each two thousand (2,000) currently issued and outstanding shares of the Corporation’s common stock being replaced by one (1) share of post-split common stock.  Par value shall remain unchanged.  All other rights and privileges of the common stock shall remain unchanged.  Preferred stock shall not be affected by this Amendment.   Any holders of fractional shares resulting from the reverse stock split will receive cash for the fair value of the fractional share as of the date of payment.  The effective date of the reverse split is *, 2012 or such other date determined by the Board of Directors.

This amendment of the charter of the corporation has been approved by

The directors and the shareholders holding in excess of two thirds of the outstanding shares of common stock approved the amendment.

We the undersigned President and Secretary swear under penalties of perjury that the foregoing is a corporate act.

Secretary                                                                President

Return address of filing party:

1005 N. 19th Street,

Middlesboro, Kentucky 40965

23

APPENDIX B

Objecting Stockholder Rights under Maryland General Corporation Law

§ 3-201. "Successor" defined.
(a) Corporation amending charter.- In this subtitle, except as provided in subsection (b) of this section, "successor" includes a corporation which amends its charter in a way which alters the contract rights, as expressly set forth in the charter, of any outstanding stock, unless the right to do so is reserved by the charter of the corporation.
(b) Corporation whose stock is acquired.- When used with reference to a share exchange, "successor" means the corporation the stock of which was acquired in the share exchange.

§ 3-202. Right to fair value of stock.
(a)  General rule.- Except as provided in subsection (c) of this section, a stockholder of a Maryland corporation has the right to demand and receive payment of the fair value of the stockholder's stock from the successor if:
(1) The corporation consolidates or merges with another corporation;
(2) The stockholder's stock is to be acquired in a share exchange;
(3) The corporation transfers its assets in a manner requiring action under § 3-105(e) of this title;
(4) The corporation amends its charter in a way which alters the contract rights, as expressly set forth in the charter, of any outstanding stock and substantially adversely affects the stockholder's rights, unless the right to do so is reserved by the charter of the corporation; or
(5) The transaction is governed by § 3-602 of this title or exempted by § 3-603(b) of this title.
(b)  Basis of fair value.-
(1) Fair value is determined as of the close of business:
(i) With respect to a merger under § 3-106 of this title of a 90 percent or more owned subsidiary with or into its parent corporation, on the day notice is given or waived under § 3-106; or
(ii) With respect to any other transaction, on the day the stockholders voted on the transaction objected to.
(2) Except as provided in paragraph (3) of this subsection, fair value may not include any appreciation or depreciation which directly or indirectly results from the transaction objected to or from its proposal.
(3) In any transaction governed by § 3-602 of this title or exempted by § 3-603(b) of this title, fair value shall be value determined in accordance with the requirements of § 3-603(b) of this title.
(c)  When right to fair value does not apply.- Unless the transaction is governed by § 3-602 of this title or is exempted by § 3-603(b) of this title, a stockholder may not demand the fair value of the stockholder's stock and is bound by the terms of the transaction if:
(1) The stock is listed on a national securities exchange, is designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or is designated for trading on the NASDAQ Small Cap Market:
(i) With respect to a merger under § 3-106 of this title of a 90 percent or more owned subsidiary with or into its parent corporation, on the date notice is given or waived under § 3-106; or
(ii) With respect to any other transaction, on the record date for determining stockholders entitled to vote on the transaction objected to;
(2) The stock is that of the successor in a merger, unless:
(i) The merger alters the contract rights of the stock as expressly set forth in the charter, and the charter does not reserve the right to do so; or
(ii) The stock is to be changed or converted in whole or in part in the merger into something other than either stock in the successor or cash, scrip, or other rights or interests arising out of provisions for the treatment of fractional shares of stock in the successor;
(3) The stock is not entitled, other than solely because of § 3-106 of this title, to be voted on the transaction or the stockholder did not own the shares of stock on the record date for determining stockholders entitled to vote on the transaction;
(4) The charter provides that the holders of the stock are not entitled to exercise the rights of an objecting stockholder under this subtitle; or
(5) The stock is that of an open-end investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940 and the value placed on the stock in the transaction is its net asset value.

24

§ 3-203. Procedure by stockholder.
(a)  Specific duties.- A stockholder of a corporation who desires to receive payment of the fair value of the stockholder's stock under this subtitle:
(1) Shall file with the corporation a written objection to the proposed transaction:
(i) With respect to a merger under § 3-106 of this title of a 90 percent or more owned subsidiary with or into its parent corporation, within 30 days after notice is given or waived under § 3-106; or
(ii) With respect to any other transaction, at or before the stockholders' meeting at which the transaction will be considered or, in the case of action taken under § 2-505(b) of this article, within 10 days after the corporation gives the notice required by § 2-505(b) of this article;
(2) May not vote in favor of the transaction; and
(3) Within 20 days after the Department accepts the articles for record, shall make a written demand on the successor for payment for the stockholder's stock, stating the number and class of shares for which the stockholder demands payment.
(b)  Failure to comply with section.- A stockholder who fails to comply with this section is bound by the terms of the consolidation, merger, share exchange, transfer of assets, or charter amendment.

§ 3-204. Effect of demand on dividend and other rights.
A stockholder who demands payment for his stock under this subtitle:
(1) Has no right to receive any dividends or distributions payable to holders of record of that stock on a record date after the close of business on the day as at which fair value is to be determined under § 3-202 of this subtitle; and
(2) Ceases to have any rights of a stockholder with respect to that stock, except the right to receive payment of its fair value.

§ 3-205. Withdrawal of demand.
A demand for payment may be withdrawn only with the consent of the successor.

§ 3-206. Restoration of dividend and other rights.
(a)  When rights restored.- The rights of a stockholder who demands payment are restored in full, if:
(1) The demand for payment is withdrawn;
(2) A petition for an appraisal is not filed within the time required by this subtitle;
(3) A court determines that the stockholder is not entitled to relief; or
(4) The transaction objected to is abandoned or rescinded.
(b)  Effect of restoration.- The restoration of a stockholder's rights entitles him to receive the dividends, distributions, and other rights he would have received if he had not demanded payment for his stock. However, the restoration does not prejudice any corporate proceedings taken before the restoration.

§ 3-207. Notice and offer to stockholders.
(a) Duty of successor.-
(1) The successor promptly shall notify each objecting stockholder in writing of the date the articles are accepted for record by the Department.
(2) The successor also may send a written offer to pay the objecting stockholder what it considers to be the fair value of his stock. Each offer shall be accompanied by the following information relating to the corporation which issued the stock:
(i) A balance sheet as of a date not more than six months before the date of the offer;
(ii) A profit and loss statement for the 12 months ending on the date of the balance sheet; and
(iii) Any other information the successor considers pertinent.
(b)  Manner of sending notice.- The successor shall deliver the notice and offer to each objecting stockholder personally or mail them to him by certified mail, return receipt requested, bearing a postmark from the United States Postal Service, at the address he gives the successor in writing, or, if none, at his address as it appears on the records of the corporation which issued the stock.

§ 3-208. Petition for appraisal; consolidation of proceedings; joinder of objectors.
(a)  Petition for appraisal.- Within 50 days after the Department accepts the articles for record, the successor or an objecting stockholder who has not received payment for his stock may petition a court of equity in

25

the county where the principal office of the successor is located or, if it does not have a principal office in this State, where the resident agent of the successor is located, for an appraisal to determine the fair value of the stock.
(b)  Consolidation of suits; joinder of objectors.-
(1) If more than one appraisal proceeding is instituted, the court shall direct the consolidation of all the proceedings on terms and conditions it considers proper.
(2) Two or more objecting stockholders may join or be joined in an appraisal proceeding.

§ 3-209. Notation on stock certificate.
(a)  Submission of certificate.- At any time after a petition for appraisal is filed, the court may require the objecting stockholders parties to the proceeding to submit their stock certificates to the clerk of the court for notation on them that the appraisal proceeding is pending. If a stockholder fails to comply with the order, the court may dismiss the proceeding as to him or grant other appropriate relief.
(b)  Transfer of stock bearing notation.- If any stock represented by a certificate which bears a notation is subsequently transferred, the new certificate issued for the stock shall bear a similar notation and the name of the original objecting stockholder. The transferee of this stock does not acquire rights of any character with respect to the stock other than the rights of the original objecting stockholder.

§ 3-210. Appraisal of fair value.
(a)  Court to appoint appraisers.- If the court finds that the objecting stockholder is entitled to an appraisal of his stock, it shall appoint three disinterested appraisers to determine the fair value of the stock on terms and conditions the court considers proper. Each appraiser shall take an oath to discharge his duties honestly and faithfully.
(b)  Report of appraisers - Filing.- Within 60 days after their appointment, unless the court sets a longer time, the appraisers shall determine the fair value of the stock as of the appropriate date and file a report stating the conclusion of the majority as to the fair value of the stock.
(c)  Same - Contents.- The report shall state the reasons for the conclusion and shall include a transcript of all testimony and exhibits offered.
(d)  Same - Service; objection.-
(1) On the same day that the report is filed, the appraisers shall mail a copy of it to each party to the proceedings.
(2) Within 15 days after the report is filed, any party may object to it and request a hearing.

§ 3-211. Action by court on appraisers' report.

(a)  Order of court.- The court shall consider the report and, on motion of any party to the proceeding, enter an order which:
(1) Confirms, modifies, or rejects it; and
(2) If appropriate, sets the time for payment to the stockholder.
(b) Procedure after order.-
(1) If the appraisers' report is confirmed or modified by the order, judgment shall be entered against the successor and in favor of each objecting stockholder party to the proceeding for the appraised fair value of his stock.
(2) If the appraisers' report is rejected, the court may:
(i) Determine the fair value of the stock and enter judgment for the stockholder; or
(ii) Remit the proceedings to the same or other appraisers on terms and conditions it considers proper.
(c) Judgment includes interest.-
(1) Except as provided in paragraph (2) of this subsection, a judgment for the stockholder shall award the value of the stock and interest from the date as at which fair value is to be determined under § 3-202 of this subtitle.
(2) The court may not allow interest if it finds that the failure of the stockholder to accept an offer for the stock made under § 3-207 of this subtitle was arbitrary and vexatious or not in good faith. In making this finding, the court shall consider:
(i) The price which the successor offered for the stock;
(ii) The financial statements and other information furnished to the stockholder; and
(iii) Any other circumstances it considers relevant.
(d) Costs of proceedings.-

26

(1) The costs of the proceedings, including reasonable compensation and expenses of the appraisers, shall be set by the court and assessed against the successor. However, the court may direct the costs to be apportioned and assessed against any objecting stockholder if the court finds that the failure of the stockholder to accept an offer for the stock made under § 3-207 of this subtitle was arbitrary and vexatious or not in good faith. In making this finding, the court shall consider:
(i) The price which the successor offered for the stock;
(ii) The financial statements and other information furnished to the stockholder; and
(iii) Any other circumstances it considers relevant.
(2) Costs may not include attorney's fees or expenses. The reasonable fees and expenses of experts may be included only if:
(i) The successor did not make an offer for the stock under § 3-207 of this subtitle; or
(ii) The value of the stock determined in the proceeding materially exceeds the amount offered by the successor.
(e)  Effect of judgment.- The judgment is final and conclusive on all parties and has the same force and effect as other decrees in equity. The judgment constitutes a lien on the assets of the successor with priority over any mortgage or other lien attaching on or after the effective date of the consolidation, merger, transfer, or charter amendment.

§ 3-212. Surrender of stock.
The successor is not required to pay for the stock of an objecting stockholder or to pay a judgment rendered against it in a proceeding for an appraisal unless, simultaneously with payment:
(1) The certificates representing the stock are surrendered to it, indorsed in blank, and in proper form for transfer; or
(2) Satisfactory evidence of the loss or destruction of the certificates and sufficient indemnity bond are furnished.

§ 3-213. Rights of successor with respect to stock.
(a)  General rule.- A successor which acquires the stock of an objecting stockholder is entitled to any dividends or distributions payable to holders of record of that stock on a record date after the close of business on the day as at which fair value is to be determined under § 3-202 of this subtitle.
(b)  Successor in transfer of assets.- After acquiring the stock of an objecting stockholder, a successor in a transfer of assets may exercise all the rights of an owner of the stock.
(c)  Successor in consolidation, merger, or share exchange.- Unless the articles provide otherwise, stock in the successor of a consolidation, merger, or share exchange otherwise deliverable in exchange for the stock of an objecting stockholder has the status of authorized but unissued stock of the successor. However, a proceeding for reduction of the capital of the successor is not necessary to retire the stock or to reduce the capital of the successor represented by the stock

27

APPENDIX C

Valuation of the Common Stock
Of
Heartland, Inc. and Subsidiaries
(Minority Interest/Non Marketable Basis)

Middlesboro, Kentucky
At December 31, 2011

Prepared By:

Martin S. Calhoun, CPA, CVA
CROSS X ROADS CONSULTING, LLC
3405B West Fletcher Avenue
Tampa, Florida 33618
Office: (813) 395-0017
E-mail: mscott@xrconsult.com

February 29, 2012

1

CROSS X ROADS CONSULTING, LLC

Financial Reporting	Technical Accounting	Valuation Services

February 29, 2012

Mr. Terry L. Lee
President, CEO and Chairman of the Board of Directors
Heartland, Inc.
1501 Cumberland Gap Parkway
Middlesboro, KY 40965

Dear Mr. Lee,

We have performed a valuation engagement, as that term is defined in the Statement on Standards for Valuation Services (SSVS) of the American Institute of Certified Public Accountants, of Heartland, Inc. and Subsidiaries. This valuation was performed solely to assist management in the calculation of the fair market value of a minority interest on a non marketable basis which will be used in arriving at the cash payout of fractional share interests upon affecting a reverse split and subsequent voluntary removal from the Pink Sheet Bulletin Board; the resulting estimate of value should not be used for any other purpose or by any other party for any purpose. This valuation engagement was conducted in accordance with the SSVS. The estimate of value that results from a valuation engagement is expressed as a conclusion of value.

Based on our analysis, as described in this valuation report, the estimate of value of Heartland, Inc. and Subsidiaries as of December 31, 2011 on a minority non-marketable interest basis was $769,000 or $0.01 per share. This conclusion is subject to the Statement of Assumptions and Limiting Condition found in Appendix B and to the Valuation Analyst’s Representation found in Appendix A. We have no obligation to update this report or our conclusion of value for information that comes to our attention after the date of this report.

/s/ M. Scott Calhoun, CPA, CVA
Cross Roads Consulting, LLC

3405B West Fletcher Avenue	Tampa, Florida 33618	813-395-0017

2

TABLE OF CONTENTS

EXECUTIVE SUMMARY
3
COMPANY BACKGROUND	3
General	3
Mission	4
Expansion	4
Capital Development	4
Services and Products	4
Customers	5
Competition	5
Employees and Employee Compensation	6
Management/Organization	7
Company Office/Facilities	8
Major Strengths of the Company	8
Major Weaknesses of the Company	8
Ownership	9
Books and Records of the Company	11
Other Company Matters	12
Supplies	12

NATIONAL ECONOMIC OUTLOOK	13
Analysis of 2011	13
2011 Key Economic Highlights	14
2012 Economic Forecast	15

FINANCIAL PERFORMANCE OF THE COMPANY
Financial Statements	16
Financial Information Provided by the Company or Others	16
Financial Statement Analysis	16

HISTORICAL FINANCIAL STATEMENTS	18

COMPARISON TO INDUSTRY ANALYSIS	21
Balance Sheet Analysis	21
Income Statement Analysis	25

Financial Ratio Analysis	28
Summary	33

ADJUSTMENTS TO FINANCIAL STATEMENTS	35
Balance Sheet Adjustments	35
Income Statement Adjustments	35

VALUATION OF THE SUBJECT	37
The Search for Comparable Transactional Market Data	37
Minority Interest Transactions	38
Controlling Interest Transactions	38
Valuation Methods Considered but Rejected	41
Selection of Most Suitable Methods	41
Income Approach	42
Selection of an Appropriate Capitalization Rate	43
Adjusted Net Asset Method	46
Market Approach	47
Adjustment for Minority Interest	49

RECONCILLIATION OF INDICATED VALUES	52

VALUE CONCLUSIONS	53

APPENDIXES

APPENDIX A: Valuation Analyst’s Representations	A-1
APPENDIX B: Limiting Conditions	B-1
APPENDIX C: Qualifications of Appraiser	C-1
APPENDIX D: Sources of Information	D-1
APPENDIX E: Marketability Discount	E-1
APPENDIX F: Glossary	F-1

Heartland, Inc. - Valuation - February 29, 2012

HEARTLAND, INC.

EXECUTIVE SUMMARY

Heartland, Inc.’s historical financial performance showed a steady increase in revenue from 2009 to 2011, from $92.15 million to nearly $112 million, which was an increase of 21.5%. Net income was $2.46 million in 2008 and negative in each year from 2009 to 2011. Net losses decreased from -$1.05 million in 2010 to -$0.377 million in 2011.

	Dec	Dec	Dec	Dec
	2011	2010	2009	2008

Revenues less Discounts and Allowances	111,979,779	100,241,157	92,151,381	39,539,323
Cost of Goods Sold	101,058,666	90,031,105	81,871,293	34,432,778
Gross Profit	10,921,113	10,210,052	10,280,088	5,106,545
Operating Expenses
Depreciation/Amortization	1,275,810	1,371,093	1,278,784	338,805
Officers' Compensation	-	-	-	-
Operating Lease and Rent	-	-	-	-
Selling General and Administrative	9,787,247	9,835,092	8,660,504	3,533,311
Stock based compensation	73,338	-	-	-
Total Operating Expenses	11,136,395	11,206,185	9,939,288	3,872,116
Operating Profit	(215,282)	(996,133)	340,800	1,234,429
Other Income/Expenses
Interest Expense	824,874	1,110,060	909,742	181,119
Other Income	640,212	438,095	537,078	225,189
Other Expense	-	2,438	-	-
Income Before Taxes	(399,944)	(1,670,536)	(31,864)	1,278,499
Income Taxes	(23,263)	(623,421)	98,083	(1,177,862)
Net Income	(376,681)	(1,047,115)	(129,947)	2,456,361

Income Statements obtained from Forms 10k as reported to the SEC and downloaded from the SEC.gov website (EDGAR) for the years 2008 through 2010. The Company Management Team provided the 2011 Balance Sheet prepared Internally.

Background

Heartland, Inc., (“Heartland” or the “Company”) is a growing diversified holding company comprised of subsidiaries within several different industry segments. From structural steel products, custom steel fabrications, steel warehousing, logistics, convenient store operations, and petroleum marketing, Heartland is developing broad product and service offerings to provide economic protection, diversification and growth opportunities for investors.

The Company currently manages its business as three operational segments and files its financial reports as a consolidated entity. The three operational segments the Company currently reports are:

•
Mound Technologies, Inc. – Steel Fabrication – Primarily focused on the fabrication of metal products including structural steel, steel stairs and railings, bar joists, metal decks, and other miscellaneous steel products;

•
Lee Oil Company, Inc. – Oil Distribution – Primarily focused on the wholesale and retail distribution of petroleum products including those sold to the motoring public through its retail locations; and

•	Heartland Steel – Steel Distribution – Primarily focused on the wholesale distribution of steel products to steel fabricators and contractors.

The purpose of this valuation report is to determine the fair market value of the minority shares of Heartland, on a non-marketable basis at December 31, 2011. The conclusion of value contained herein will be used to calculate the value of fractional share interests arising from a reverse split and subsequent voluntary removal from the Pink Sheets.

Financial Analysis

The Company’s accrual based historical performance showed an increase in revenue from $39.5 million in 2008 to $112 million in 2011. Gross profit margins however declined from approximately 13% to 10% during the same period. The decrease in the Company’s gross profit margins resulted in net income before taxes declining from 3% in 2008 to roughly breakeven in 2011. During 2011 operating expenses totaled approximately 11 million and were 11% of sales. Total operating expenses remained relatively stable as a percentage of sales during the periods analyzed ranging from a low in 2008 of approximately 10% to a high in 2010 of 12%.

The Company’s current asset base has remained relatively stable during the years 2008 to 2011; however its cash position declined from approximately $1.1 million in 2010 to $0.770 million in 2011, a year over year decrease of nearly 42%. Total assets also decreased in 2011 to $25.4 million from $26.3 million in 2010. Total current liabilities increased from $5.32 million in 2008 to $10.46 million in 2011. Despite this increase in current liabilities for the four year period, total liabilities declined from $19.6 million in 2010 to $17.90 million in 2011, a decrease of 9.5%. The decrease in total liabilities is largely attributable to a decrease in long-term debt from $8.67 million in 2010 to $7.03 million in 2011.

The consolidated view of operations reflects –18.49% compound growth in after tax cash flows (“ATCF”). Historical ATCF ranged from a high in 2008 of approximately $1.6 million to a low of -$0.3 million in 2010, the only year that the Company showed negative ATCF. Cash flows from operations increased to approximately $0.9 million in 2011from a negative position in the trailing three years. This increase is attributable to substantial borrowing and capital investments in 2009 and 2010.

Valuation
The primary indication of value for the Company was the capitalization of earnings method based on a normalized cash flow income stream that we believe should be available to the owners of the business. Additionally, we selected net (after tax) cash flow to equity, which is a measure of net cash flow after interest expense. This means that the return to the debt holders (interest expense) has been eliminated, and the income to be capitalized is the income to the equity owner(s) only. Accordingly, this income stream, when capitalized, arrives at a value directly to the equity owner(s) of the subject Company.

An indication of value of the Company under the capitalization of earnings method adjusted for non-operating assets and discounts for minority interest and lack of marketability was $0.01 per share (56,518,422 shares issued and outstanding).

COMPANY BACKGROUND

General

Heartland, Inc., (“Heartland” or the “Company”) (Pink Sheets ticker symbol: HTLJ), is a growing diversified holding company comprised of subsidiaries within several different industry segments. From structural steel products, custom steel fabrications, steel warehousing, logistics, convenient store operations, and petroleum marketing, Heartland is developing broad product and service offerings to provide economic protection, diversification and growth opportunities for investors. Heartland intends to grow both organically and through acquisitions by acquiring companies with historically profitable results, strong balance sheets, higher than average profit margins, and solid management teams in place.

The Company currently manages its business as three operational segments and files its financial reports as a consolidated entity. Operating segments are defined as components of an enterprise about which separate financial information is available and that is evaluated regularly by the chief operating decision makers.  The three operational segments the Company currently reports are:

•
Mound Technologies, Inc. – Steel Fabrication – Primarily focused on the fabrication of metal products including structural steel, steel stairs and railings, bar joists, metal decks, and other miscellaneous steel products;

•
Lee Oil Company, Inc. – Oil Distribution – Primarily focused on the wholesale and retail distribution of petroleum products including those sold to the motoring public through its retail locations; and

•	Heartland Steel – Steel Distribution – Primarily focused on the wholesale distribution of steel products to steel fabricators and contractors.

The Company acquired Premium Homes Inc. in 2010 but subsequently disposed of Premium Homes in 2011.  Premium Homes was immaterial to the Company’s operations at all times.

Heartland’s Board of Directors and CEO have developed a plan of action that it believes will allow management to concentrate on running the business in a manner that promotes the long-term growth and expansion of the business rather than attempting to grow revenues. The simple fact that petroleum and steel prices can fluctuate greatly in a very short period of time forces the Company to overlook fluctuations in dollar sales from period to period in favor of the actual number units being sold while also being focused on reducing the costs associated with the units actually being sold.

Mission

The Company’s mission is to become a leading diversified company with business interests in well-established industries. It plans to grow its revenues by acquiring companies with historically profitable results, strong balance sheets, sustainable cash flows, and solid management teams. By providing access to financial markets, expanded marketing opportunities and operating expense efficiencies, the Company hopes to become the facilitator for future growth and higher long-term profits. In the process, it hopes to develop new synergies among the acquired companies which should allow for greater cost synergies and efficiencies, thus further enhancing each individual company’s strengths.

Expansion

The Company intends to continue strengthening its presence within its existing geographic footprint through internal growth and acquisitions of businesses with strong customer relationships and experienced and skilled personnel.

Capital Development

The Company intends to continue growing its business through selective acquisitions and/or upgrading its existing assets. Its capital investment decisions are determined by an analysis of the projected return on capital employed for each of those alternatives. Acquisitions are evaluated for “fit” within its stated goals and thoroughly reviewed by corporate level personnel before any acquisition is considered. The Company also evaluates the cost to acquire existing assets from a third party versus the capital required to buy or build new assets.

Based on these factors, the Company makes capital investment decisions that it believes will support its long-term growth strategy and these decisions may involve a combination of asset acquisitions and/or the purchase of assets as deemed necessary.

Services and Products

Steel Fabrication Segment

Mound Technologies, Inc. (“Mound”) was incorporated in the state of Nevada in November of 2002, with its corporate offices located in Springboro, Ohio. Mound is in the business of steel fabrication.

Mound is a full service structural and miscellaneous steel fabricator. It also manufactures steel stairs and railings, both industrial and architectural quality. The present capacity of the facility is approximately 6,000 tons per year of structural and miscellaneous steel. Mound had been previously known as Mound Steel Corporation, which was started at the same location in 1964.

Mound is focused on the fabrication of metal products. Mound produces structural steel, miscellaneous metals, steel stairs, railings, bar joists, metal decks and the erection thereof. Fabricated products are sold to general contractors and industrial customers throughout the United States. Substantially all work is to order and no unsold inventories of finished products are maintained. All sales contracts are firm fixed-price contracts and are normally competitively bid against other suppliers.

Mound’s customers are typically U.S. based companies and institutions that require large structural and miscellaneous steel fabrication including major new building construction. Customers are typically located within a one-day drive from Mound’s facilities; however, Mound is able to reach 70% of the U.S. population within a one-day drive from the Ohio location, yielding a significant potential customer base. Marketing of the subsidiary’s products is done by advertising in industry trade directories, word-of-mouth from existing customers, and by the dedicated efforts of in-house sales staff monitoring business development opportunities within Mound’s region. Large clients typically work with the Mound on a continual basis for most of their fabricated metal needs.

Oil Distribution Segment

Lee Oil Company, Inc. and its wholly owned subsidiaries of Lee’s Food Marts, LLC, Lee Enterprises, Inc., and Premium Homes, Inc., (collectively “Lee Oil”) are headquartered in Middlesboro, KY. Lee Oil serves as wholesaler and retailer of motor fuel. In addition, through subsidiaries, it operates convenient stores.

Lee Oil was started in 1988 as a two person operation and has grown to currently operating 24 convenience stores and selling approximately 35 million gallons of product through a combination of both retail and wholesale operations.

Lee Oil Company is incorporated in the Commonwealth of Virginia and has been domesticated in both the State of Tennessee and the Commonwealth of Kentucky. Lee’s Food Marts, LLC was organized in the State of Tennessee while Lee Enterprises, Inc was incorporated in the Commonwealth of Kentucky. Currently, operations are centered in the Southeastern portion of Kentucky, the Northeastern portion of Tennessee, and Southwestern Virginia.

Lee Oil Company operates as both a wholesaler and retailer while the two of the subsidiaries operate only retail locations selling directly to the public. The retail locations Lee Oil operates are branded by one of the major oil companies. Lee Oil currently has the ability to brand a store one of three different brands: BP, Marathon, and ExxonMobil.

Lee Oil is focused on the distribution of petroleum products and that has taken a number of different forms. It currently operates the 24 convenient stores mentioned above and sells products on a consignment basis through a number of other stores. Lee Oil also delivers products directly to other retail locations, home heating customers, and other customers ranging from mining operations to local school districts.

Steel Distribution Segment

Heartland Steel is incorporated in the State of Ohio. Heartland Steel constructed a new warehouse and office service center in 2009 and began limited operations in the same year. Heartland Steel’s plans are for this service center to be able to service clients primarily within a 200 mile radius. . This allows deliveries to be made by a single driver in one day. The products supplied range from the basic steel beams to customized steel plates cut to a customer’s specifications.

Customers

Overall, management believes that long-term the Company is not dependent on a single customer. While the loss of any substantial customer could have a material short-term impact, the Company believes that its diverse distribution channels and customer base should reduce the long-term impact of any such loss.

Competition

Competition at Mound

Competition overall in the U.S. steel fabrication industry has been reduced by approximately 50% over the last few year due to economic conditions leading to the lack of sustained work. Larger substantial work projects have declined dramatically with the downturn in the economy. Given the geographical operating territory of the Company, foreign competition is not a major factor.

In addition to competition, steel pricing represents another significant challenge. The cost of steel, the Company’s highest input cost, has seen significant fluctuations in recent years. The Company will manage this challenge by stockpiling the most common steel component products and passing these costs onto customers as deemed appropriate.

Price, quality, delivery and service are the primary competitive factors in all markets that Mound serves and vary in relative importance according to the product category and specific customer.  Mound differentiates itself from other steel fabricators by maintaining high quality standards as evidenced by certification through the American Institute of Steel Construction as well as the Canadian Welding Bureau.

Competition at Lee Oil

The retail fuel business is driven almost exclusively by the price and availability of product. The motoring public demands that the price that Lee Oil charges for the products it sells be in line with those of its competitors. The days of being able to charge a higher amount for “branded” products over the “unbranded” products are gone. Anytime the Lee Oil’s prices get out of line with its competitors, it can see a quick and dramatic change in the volume of that particular store.

The wholesale side of the fuel business doesn’t necessarily depend as much on price as the availability and dependability of being able to make deliveries of the products requested in a timely fashion over and over again. Customers depend on these deliveries in order to continue operations and schedule their shipments to arrive just prior to running out of product.

The Big Box outlets such as Wal-Mart and Kroger getting into the fuel business have had a dramatic effect on the overall competition remaining. Many distributors have ceased operations over the last 10 years and many more may do so in the near future due mainly to the operational margins being squeezed as more and more of these high volume and low margin outlets are enter the market.

Competition at Heartland Steel

Heartland Steel is a wholesaler of steel products and is subject to intense competition from others in the wholesale arena. As with most wholesale operations, being able to deliver a product in a timely fashion and at a reasonable price when compared to your competition is critical. Heartland Steel can also provide customized steel plate as part of the product line and this side of the business relies less on price and more on being able to meet certain specifications detailed by the customer. Heartland Steel may be competitive in price against its competitors in the wholesale area of the business and it hopes to be able to provide customized products not currently available in the region.

Employees and Employee Compensation

At December 31, 2010, the Company had approximately 230 full-time employees. None of its employees are represented by a union or covered by a collective bargaining agreement. The Company believes that its relationship with its employees is good.

Heartland’s success is dependent, in part, upon its ability to attract and retain qualified management and technical personnel and subcontractors. Competition for these personnel is intense, and the Company will be adversely affected if it is unable to attract key employees. The Company presently does not have a stock option plan for key employees and consultants.

Management/Organization

Decentralized Management with Strong Corporate Infrastructure

Heartland’s corporate group is responsible for maintaining a unified infrastructure to support its diversified operations through standardized financial and accounting, safety, environmental and maintenance processes and controls. Below the Company’s corporate level, it operates a decentralized operational organization in which its three chief operational officers are responsible for their operations, including asset management, cost control, policy compliance and training and other aspects of quality control.

With an average of over 25 years of industry experience, each regional manager has extensive knowledge of the customer base, job requirements and working conditions in each local market. This management structure allows the Company to monitor operating performance on a daily basis, maintain financial, accounting and asset management controls, integrate acquisitions, prepare timely financial reports and manage contractual risk.

Heartland’s management team is comprised of members with strong financial backgrounds, coupled with past experience in sales and marketing. The current management team has a combined 75 years of experience in sales and marketing, 50 years of experience in product development, and 50 years experience in operating and running companies. Experienced, skilled and dedicated personnel at the business units support this management team.

Terry L. Lee, President & CEO, Chairman of the Board

Mr. Lee has been President and Chief Executive Office of Commercial Bank of Harrogate, Tennessee since 1995. He has been responsible for management of Commercial Bank, growing the bank from $105 million in assets with $935,000 profit in 1995 to $850 million in assets and $7.5 million in profit with 20 locations today. Mr. Lee has extensive business experience and interest in petroleum marketing, automobile sales and service, retail food outlets, coal mining and property management. Mr. Lee graduated with honors from Lincoln Memorial University with a Bachelor Degree in Business Administration and Management.  Mr. Lee also serves as President and CEO of Lee Oil Company, Inc.

Thomas C. Miller, Vice President & Secretary

Mr. Miller started working at Mound Steel Corporation, Springboard, Ohio in 1974 as a shop laborer. He held the positions of detailer, estimator, sales engineer, sales manager and Vice President prior to becoming President of Mound Steel Corporation in 1990. During his time as President, Mound Steel Corporation grew to a business with 3 divisions, Mound Steel, Mound Architectural and Mound Manufacturing. Following the sale of Mound Architectural and Mound Manufacturing, Mr. Miller continued to operate Mound Steel Corporation. This business eventually became part of Mound Technologies, Inc. and Mr. Miller became CEO of Mound Technologies. Mr. Miller graduated from Ohio State University with a Bachelor Degree in Civil Engineering and the University of Dayton where he received his M.B.A Degree.  Mr. Miller also serves as President and CEO of Heartland Steel, Inc.

Mitchell Cox, CPA, CFO

Mr. Cox has served as President and owner of the Full-Charge Certified Publics Accountant Company, advising clients on all aspects of accounting. Mr. Cox has been the controller for Lee Oil Company for 15 plus years. Mr. Cox graduated from Carson Newman College with a Bachelor of Science Degree in Business.

Company Office/Facilities

Heartland, Inc.’s corporate offices are located at 1005 N. 19th Street in Middlesboro, KY, and the telephone number is (606)-248-7323. The Company’s World Wide Web address is www.heartlandholdingsinc.com. Additionally, the Mound Technology division of the company currently maintains World Web Wide address at www.moundtechnologies.com.

Major Strengths of the Company

•	Experienced, Strong Management Team

-	Management team members have years of relevant operating experience.

-	Management team is capable and efficient in managing day to day operations as well as in planning and executing strategic long-term objectives.

•	Diversified Operations

-	Diversification provides some level of protection against industry specific threats to individual business units.

•	Recent Revenue Growth

-	Revenue grew from $20.2 million in 2006 to $99.1 million in 2010.

-	Management was able to grow top line despite challenging macroeconomic environment.

•	Strong Geographic Footprint

-	Company’s operations are efficient in terms of ability to service customers in targeted geographic areas.

-	Potential for increased geographic reach based on locations of operations.

Major Weaknesses of the Company

•	Highly Leveraged

-	Company has a high level of long-term debt.

-	Certain business segments are not able to service current debt and are borrowing from other segments.

•	Lack of Management Depth

-	Company relies heavily on 3 man executive management team; a loss of any of the key team members would be harmful.

Ownership

The Company has authorized 100,000,000 shares of common stock with a par value of $.001 per share.  As of December 31, 2010, the Company had 36,353,648 shares of common stock outstanding.  As of March 2, 2011, there were approximately 671 stockholders of record of the Company’s common stock. This does not reflect those shares held beneficially or those shares held in "street" name.

Heartland did not pay cash dividends in the past, and the Company has indicated that it does not expect to pay cash dividends for the foreseeable future. The Company has also stated that its earnings, if any, will be retained for the development of the business.

As described in the Form 8-K filed with the Securities and Exchange Commission (“SEC”) on December 23, 2009, the Company’s common shares were split 1:2 in a reverse stock split that became effective on January 19, 2010. This reverse stock split reduced the number of shares issued and outstanding by approximately 22 million shares. This reverse stock split had no effect on the shares authorized.

Preferred Stock

The Company has 5,000,000 shares of preferred stock authorized with a par value of $.001. The preferred stock has a face value of $0.25 per share and the basis of conversion is two shares of the Company’s common stock for each share of preferred stock.  The preferred stock has liquidation priority rights over all other stockholders.  The preferred shares can be converted at any time at the option of the stockholder, but will convert automatically at the end of three years into the Company’s common stock.

Beginning in the first quarter of 2010 and continuing through the second quarter of 2010, all the preferred shares outstanding at December 31, 2009 were converted into common shares either at the shareholders request or through the automatic conversion feature as stated above. The actual conversion was 610,000 shares of preferred shares being converted in the first quarter and 1,760,000 being converted in the second quarter. As of December 31, 2010 there were no preferred shares outstanding.

Warrants

The preferred shares include a Series A and Series B common stock purchase warrant.  The Series A warrant allows the holder to purchase 20% of the number of preferred shares purchased at $0.75 per share; the Series B warrant allows the holder to purchase 20% of the number of preferred shares purchased at $1.00 per share. Both series of warrants are exercisable over a three-year period.  The Company can call in the warrants after 12 months if the price of the common stock in the market is 150% of the warrant price for 10 consecutive days. The Company had 2,370,000 shares of Series A Convertible Preferred Stock issued and outstanding as of December 31, 2009. All the preferred shares outstanding at December 31, 2009 were converted into common shares in 2010.

Options

The Company has two employee non-statutory stock option agreements. As detailed in Form 8-K filed with the SEC on June 28, 2007, option one was granted with Board of Directors approval to Terry L. Lee and contains the option to purchase 911,252 shares of common stock at an exercise price of $0.66 over a pro-rata four year basis. All shares issued under this option would be restricted and any portion of the option not exercised by June 26, 2024 will expire.

The second employee non-statutory stock option agreement was granted with Board of Directors approval to Randy Frevert and contains the option to purchase 250,000 shares of common stock at an exercise price of $1.00 over a pro-rata five-year basis. All shares issued under this option would be restricted and any portion of the option not exercised by December 31, 2013 will expire.

As of January 19, 2010, these two options have been adjusted to reflect the one for two reverse stock split that went into effect on that date.  Both the number of shares made available under the option and exercise price have been adjusted to reflect the reverse split with both options having the number of shares available cut in half and option price doubled.

Dividends

The Company does not anticipate paying dividends on any common shares of stock in the foreseeable future. It plans to retain any future earnings for use in its business. Any decisions as to future payments of dividends will depend on the Company’s earnings and financial position and such other facts as the Board of Directors deems relevant. The outstanding preferred shares of stock carry an annual 10% stock dividend until converted at the option of the stockholder or automatically after three years from the date of purchase. All stock dividends relating to the preferred shares have been paid and no further dividends are expected.

All Series A and Series B unexercised warrants associated with the preferred shares were eliminated with the conversion of the preferred shares into common shares as described above. No warrants associated with the preferred shares were exercised.

The following table sets forth as of January 10, 2012, information with respect to the beneficial ownership of the Company’s Common Stock by (i) each person known by the Company to own beneficially 5% or more of such stock, (ii) each Director of the Company who owns any Common Stock, and (iii) all Directors and Officers as a group, together with their percentage of beneficial holdings of the outstanding shares. The information presented below regarding beneficial ownership of the Company’s voting securities has been presented in accordance with the rules of the SEC and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within 60 days through the conversion or exercise of any convertible security, warrant, option or other right. More than one person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days, by the sum of the number of shares outstanding as of such date plus the number of shares as to which such person has the right to acquire voting or investment power within 60 days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, the Company believes that the beneficial owners of its common stock listed below have sole voting and investment power with respect to the shares shown.

Security Ownership of Management:

Title of Class	Name	Shares	Percent (1)
Common Stock	Terry Lee ** (2)	19,263,362	34.5%
Common Stock	Thomas Miller **	-0-	--
Common Stock	Mitchell L. Cox **	-0-	--
Common Stock	Diversified Companies Inc. (2)	19,263,362	34.5%
Common Stock	Lee Holding Company LP (3)	10,082,387	18.0%
Common Stock	Gary Lee	10,082,387	18.0%

All officers and directors as a group (3 people)		19,263,362	34.5%
 *  Less than 1%
** Executive officer and/or director

(1)           These tables are based upon 55,836,422 shares outstanding as of January 10 2012 and information derived from the Company’s financial reports. Unless otherwise indicated in the footnotes to these tables and subject to community property laws where applicable, the Company believes unless otherwise noted that each of the shareholders named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares which such person has the right to acquire within 60 days as of January 10, 2012. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above on January 10, 2012 any security which such person or group of persons has the right to acquire within 60 days after such date is deemed to be outstanding for the purpose of computing the percentage ownership for such person or persons, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2)           Mr. Lee serves as the Chairman and CEO of Diversified Companies Inc. (“DCI”) and, as a result the ownership of DCI in the Company is attributed to Mr. Lee.

(3)           Mr. James R. Lee and Wesley L. Lee, sons of Terry Lee, the CEO and Chairman of the Company, serve as the General Partner for Lee Holding Company LP.

Books and Records of the Company

The books and records of the Company are prepared internally by its executive management team. The executive management team is responsible for ensuring the accuracy and completeness of the Company’s books and records. The Company reports its financial results of operations on Form 10-Q (quarterly reports) and Form 10-K (annual report). The financial results presented in Form 10-Q is not audited. The financial information filed by the Company in its Form 10-K is audited by an independent CPA firm.

Other Company Matters

Regulation

All operations are subject to a broad range of laws and regulations relating to the protection of human health and the environment. Heartland expects to expend substantial amounts in the future to achieve or maintain ongoing compliance with U.S. federal, state, and local laws and regulations, including the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA), the Resource Conservation and Recovery Act (RCRA), the Clean Air Act, and the Clean Water Act. These environmental expenditures are not projected to have a material adverse effect on the financial position or on the competitive position of the Company since others within its businesses are subject to the same environmental requirements. These laws, rules, and regulations may affect the way the Company conducts its operations, and failure to comply with these regulations could lead to fines and other penalties.

The Comprehensive Environmental Response, Compensation and Liability Act, referred to as “CERCLA” or the Superfund law, and comparable state laws impose liability, without regard to fault on certain classes of persons that are considered to be responsible for the release of a hazardous substance into the environment. These persons include the current or former owner or operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of hazardous substances that have been released at the site. Under CERCLA, these persons may be subject to joint and severe liability for the costs of investigating and cleaning up hazardous substances that have been released into the environment, for damages to natural resources and for the costs of some health studies. In addition, companies that incur liability frequently confront additional claims because it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other pollutants released into the environment.

The federal Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, referred to as “RCRA”, generally does not regulate most wastes generated by the exploration and production of oil and natural gas because that act specifically excludes drilling fluids, produced waters and other wastes associated with the exploration, development or production of oil and gas from regulation as hazardous wastes. However, these wastes may be regulated by the EPA or state agencies as non-hazardous wastes as long as these wastes are not commingled with regulated hazardous wastes. Moreover, in the ordinary course of operations, industrial wastes such as paint wastes and waste solvents as well as wastes generated in the course of providing well services may be regulated as hazardous waste under RCRA or hazardous substances under CERCLA.

Heartland currently owns or leases, and has in the past owned or leased, a number of properties that have been used for many years in the storage of certain petroleum products. Although it has utilized operating and disposal practices that were standard in the industry at the time, there is the possibility that activities on or products stored in these facilities may have resulted in the disposal or release of hydrocarbons or other wastes on or under these properties. In addition, the Company owns or leases properties that in the past were operated by third parties whose operations were not under its control. These properties and the hydrocarbons or wastes disposed thereon may be subject to CERCLA, RCRA and analogous state laws. Under these laws, the Company could be required to remove or remediate previously disposed wastes or property contamination. The Company believes that it is in substantial compliance with the requirements of CERCLA and RCRA.

Heartland is also subject to federal and state securities laws and regulations. As a fully reporting public company Heartland must comply with the provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934.

Supplies

Heartland depends on continued access to reliable supplies of various raw materials and products in all segments of its business. The Company believes there will be adequate sources of these supplies in order to meet its near term needs, although probably at prices that can fluctuate greatly in a very short period of time.

NATIONAL ECONOMIC OUTLOOK 1

Analysis of 2011

In 2011 the U.S. economic climate continued to be very challenging with serious issues remaining unresolved and with a few minor bright spots. Business and consumer spending did increase in the third quarter of 2011 eclipsing previous estimates. The increases in spending were however small relative to the tepid spending of the past few years. Although spending picked up on 2001, U.S. gross domestic product (“GDP”) was downgraded to a growth rate 2% for the third quarter which was below initial estimates of a 2.5% GDP growth rate.

The unemployment rate decreased in 2011 from above 9.1% to as low as 8.5% in December. The decrease in unemployment in late 2011 has to be taken into context however as hundreds of thousands of workers left the U.S. workface and have simply given up on finding employment and seasonal holiday employment may also have been a factor in the lower unemployment numbers. The percentage of Americans looking for work has decreased sharply over the long term to around 64%, which is the lowest figure in 27 years and long-term unemployment is at its worst levels since the Great Depression with nearly 43% of unemployed workers having been jobless for more than six months.
U.S. national debt levels soared to record highs, eclipsing $15 trillion in November. U.S. GDP now represents 100.3% of GDP, which provides additional challenges to an economy already severely weakened by a lack of growth in many areas. The housing market continued to be a drag on the U.S. economy in 2011 with the American dream of home ownership showing its largest drop since the Great Depression.

Although new home and existing home sales rose in November, housing prices continued to decline as many areas of the country are faced with a large number of foreclosures which is a drag on home sales. Adding to the challenges facing the already weak U.S. economy is an ongoing political argument between Democrats and Republicans as to how to fix the economy. The Democrats called for higher taxes to fund deficits and government spending while Republicans argued that lower taxes would spur economic growth and result in job creation.

Some areas of the economy did show progress in 2011. Auto sales rose sharply, retail sales increased slightly and consumer confidence increased as well.  Bank failures were down in 2011 as compared to the previous few years. Inflation remained in check with only moderate increase to the cost of consumer goods. Gasoline costs declined at the end of 2011 although the average price of gasoline for the year was a record $3.56 per gallon as compared to $2.90 per gallon in 2010.

2011 Key Economic Highlights

•
Mild Economic Growth - Initial estimates of U.S. economic growth showed that the economy grew at its fastest pace in over a year in the third quarter of 2011 due to increases in business and consumer spending. These estimates were revised sharply lower in the year as difficult economic conditions continued to weigh on growth.

•
Decrease in Unemployment Tempered by Economic Reality - Unemployment decreased to 8.5% in December, which is the lowest level in nearly three years. Despite the gains in employment there a several serious issues for employment growth including a large percentage of people who have stopped looking for jobs altogether. Furthermore, a recent report by Reuters states that employment growth is simply keeping up with population growth and not providing opportunities for the nearly 14 million unemployed Americans. Additionally U.S. News & World Report conducted a recent survey in which 77% of small businesses surveyed said they do not plan to hire any new workers for the foreseeable future.

•
Exploding Federal Debt - At the end of 2011 the United States had a record $15.22 trillion debt, which now represents 100.3% of gross domestic product (GDP). A major credit ratings agency, Fitch Ratings, downgraded its outlook to “negative” for the U.S. economy in the wake of the failure of Congress to agree on budget significant budget cuts.

•
Partisan Tax Debate Continues. Democrats and Republicans continued to argue over tax policy in 2011. Democrats are looking for over $1 trillion in tax increases over the next decade while Republicans continue to argue for lower taxes or tax code restructuring to offset budget gaps. Republicans believe that higher taxes on the wealthy will result in a decrease in business activity and greater unemployment.

•
Bank Failure Rates Decreased.  The total number of bank failures declined after reaching record levels in 2010. There were 92 banks failures in 2011 as compared to 157 failures in 2009 and 140 failures in 2009.

•
Stock Markets Relatively Unchanged. The markets had a roller coaster year but there was little net change. The S&P 500, and the NASDAQ Composite Index were down by 0.003% and 1.8% respectively in 2011. The NASDAQ was down only slightly on the year, despite having risen by as much as 8% at one point and having lost 13% at another point. The Dow Jones Industrials average showed a 5.5% increase during 2011.

•
The Auto Industry Improved in 2011. Despite overall economic weakness U.S. auto manufacturers saw sales increase sharply in 2011. The big three auto makers were led by with a 37% year-over-year increase as compared with December 2010 while Ford’s and GM’s sales were up 11% and 5% respectively over December 2010.

•
The Cost of Health Care Increased Substantially. A report by the Kaiser Family Foundation indicates that employees would be responsible for paying an increased amount of 14% on average for their health care premiums as U.S. companies shift the increasing burden of health care onto works.

•
Housing Continues to Present Significant Challenges to the U.S. Economy. According to the U.S. Census Bureau home ownership declined to 65.1% in 2011 even though new home sales rose in November by 1.6%. Additionally the National Association of Realtors (NAR) has warned that existing home sale numbers were weaker than expected in 2011 and previous data would be revised lower. Continued weakness in home sales has led to further declines in housing prices in many cities. Foreclosures continue to be a problem in many areas of the county and Realty Trac has projected that a new wave of foreclosures may be on the horizon for 2012 based on a recent spike in “default filings”.

•	Consumer Confidence Improved in2011. In December 2011 the Conference Board Consumer Confidence Index improved to 64.5 which was up from 55.2 in November.

•
Decline in American’s Standard of Living. According to the U.S. Census Bureau inflation-adjusted median household income declined by 6.7% between and June 2011, dropping to $49,909. The Christian Science Monitor reported that the average American now has $1,315 less per year in disposable income at the beginning of the Great Recession. The U.S. Census Bureau reported that the nation’s poverty rate increased to 15.1% in 2010 with a total of 46 million people living below the poverty line in 2011, the highest in U.S. history. The U.S. Department of Agriculture has reported that almost 15% of the U.S. population was on food stamps in August and the number of Americans using food stamps jumped to an all-time high of 45.8 million in 2011, an 8.1% increase over 2010.

•
Inflation Appears Tame. The November Consumer Price Index (CPI) was unchanged on a seasonally adjusted basis in November after showing a slight decrease in October. The index for all items less food and energy rose by 0.2% in November after increasing by 0.1% in October.

•
Gasoline Prices Decrease/Still at Record Average Annual Levels. Retail gasoline prices decreased from an average of $3.38 in November to $3.30 in December. Despite this decline however U.S. gasoline prices achieved a record average of $3.56 per gallon for 2011, up from $2.90 a gallon in 2010.

2012 Economic Forecast

During the summer of 2011 the Fed had forecast 2012 U.S. economic growth to be in the range of 3.3% to 3.7% for 2012. These forecasts were revised sharply lower however in November to 2.5% to 2.9%. The U.S. Congressional Budget Office has projected growth of 2.5% for 2012, also down slightly from its earlier projected growth rates of 2.3% to 2.5%.

The Fed is forecasting that the unemployment rate for 2012 will be somewhere in the 7.1% to 7.5% range which is lower than initial forecasts of 6.6% to 7.1%. Furthermore the Fed sees unemployment gains being tepid through at least 2014 with a forecasted rate by 2014 of 6.8% to 7.7% unemployment.

1 2011 Key Value Data  December 2011 National Economic Report

FINANCIAL PERFORMANCE OF THE COMPANY

Financial Statements

The financial information taken from audited balance sheets and income statements are analyzed and compared to compiled industry data for the purpose of monitoring and comparing the financial operating strength of the subject company. Normalizing the balance sheets and income statements enables the valuation analyst to make valid comparisons between the subject company and other companies in the same business or profession. Comparison with peers is a useful step in the valuation process. Comparative industry analysis identifies possible financial statement errors of the subject company; as well as strengths and weaknesses of the subject company. The Company operates in three distinct industry segments. Accordingly, each segment was analyzed in relation to its specific industry peers.

Financial Information Provided by the Company or Others

The Company’s fiscal year ends on December 31 of each year.

The Company’s audited financial statements contained in form 10 were obtained direct from the Securities and Exchange Commission (“SEC”) EDGAR system online for the years ending December 31, 2008 through 2010. Company management provided internal consolidated financial statements for the year ended December 31, 2011. Financial statements are prepared in accordance with Generally Accepted Accounting Standards (“GAAP”) in the United States of America. In our opinion, the years covered in our analysis (2008 through 2011) are adequate to identify any existing financial and operational trends that may influence our opinion of value. We have included in our report various summaries of historical financial data that were generated from the financial review and analysis process.

Financial-Statement Analysis

Financial-statement analysis is the examination of a company’s financial statements in order to determine the subject company’s performance. Has the company’s financial position improved, deteriorated, or remained the same over a period of time? These comparisons allow the analyst to ascertain information regarding the company’s future trends by reviewing relatively recent data (normally the most recent three to five years of historical financial data).

In addition, financial analysis requires an analysis of the subject company’s operating performance in comparison to peer companies within its industry. As previously stated the Company operates in three distinct industry segments. Accordingly, each segment was analyzed in relation to its industry peers.  Comparing the subject company to comparable companies (often referred to as “comparable” or “guideline” companies) within its industry assists the analyst to assess whether the subject company has a higher or lower risk profile than companies within its own industry.

A commonly used technique for evaluating financial-statement data is ratio analysis. A financial ratio is a fraction expressing a relationship between financial statement items. They can be used for comparison to other companies in the same industry. While no single ratio can tell the whole story, groups of ratios considered together can be revealing.

Analyzing the increases and decreases in a given financial statement item over two or more periods is called horizontal analysis. The changes are shown both in dollar amounts and as a percentage. The percentage change is computed by dividing the dollar amount of the change by the amount of the financial statement item for the earlier period.

Vertical analysis is usually used to examine the elements of financial statements of a single period; however, when presented for several periods, this analysis is sometimes referred to as common size analysis. For each period, we are comparing a financial amount with some total within the financial statements for that same period. For the balance sheet, each element is shown as a percentage of total assets; for the income statement, each element is shown as a percentage of net sales or revenue.

Page

Heartland, Inc. - Valuation - February 29, 2012
Historical Financial Statements

The detailed historical and common sized balance sheets and income statements, shown on an accrual basis, are presented below as Exhibit 1: Balance Sheet, Exhibit 1-1: Income Statement and Exhibit 1-2: Statements of Cash Flow.

As of December 31, 2011, the Company’s total assets at book value are approximately $25.4 million and reported shareholders’ equity is approximately $7.5 million. Current assets represent 50% of total assets of which 57% is held in accounts receivable totaling nearly $7.2 million and 37% in inventory totaling roughly $4.7 million with the remaining 6% or $0.8 million being cash. Current liabilities as of this date represent approximately 41% of total assets. Current liabilities consist of trade payables totaling approximately $5.2 million or 50% of current liabilities with the balance consisting of predominately short term borrowings.

The Company’s accrual based historical performance showed an increase in revenue from $39.5 million in 2008 to $112 million in 2011. However, gross profit margins declined from approximately 13% to 10% during the same period. The decrease in the Company’s gross profit margins resulted in net income before taxes declining from 3% in 2008 to roughly breakeven in 2011. During 2011 operating expenses totaled approximately 11 million and were 11% of sales. Total operating expenses remained relatively stable as a percentage of sales during the periods analyzed ranging from a low in 2008 of approximately 10% to a high in 2010 of 12%.

The consolidated view of operations reflects –18.49% compound growth in after tax cash flows (“ATCF”). Historical ATCF ranged from a high in 2008 of approximately $1.6 million to a low of -$0.3 million in 2010, the only year that the Company showed negative ATCF. Cash flows from operations in 2011 increased to approximately $0.9 million from a negative position in the trailing three years. This increase is attributable to substantial borrowing and capital investments in 2009 and 2010. Vertical analysis of historical income streams and growth rates is reflected in Table 1 below:

COE Sustainable Growth
Table 1	Dec	Dec	Dec	Dec
	2011	2010	2009	2008

EBT	(399,944)	(1,670,536)	(31,864)	1,278,499

Annual Growth	-76.06%	5142.71%	N/A	N/A
Compound Growth	N/A	N/A	N/A	N/A

Net Income	(376,681)	(1,047,115)	(129,947)	2,456,361

Annual Growth	-64.03%	705.80%	N/A	N/A
Compound Growth	N/A	N/A	N/A	N/A

EBIT	424,930	(560,476)	877,878	1,459,618

Annual Growth	N/A	N/A	-39.86%	N/A
Compound Growth	-33.72%	N/A	-39.86%	N/A

EBITDA	1,700,740	810,617	2,156,662	1,798,423

Annual Growth	109.81%	-62.41%	19.92%	N/A
Compound Growth	-1.84%	-32.86%	19.92%	N/A

Adjusted After Tax Cash Flow	875,866	(299,443)	1,246,920	1,617,304

Annual Growth	N/A	N/A	-22.90%	N/A
Compound Growth	-18.49%	N/A	-22.90%	N/A

Exhibit 1: Consolidated Historical Balance Sheet

	Dec	Dec	Dec	Dec
	2011	2010	2009	2008
ASSETS
Cash	768,975	1,089,035	2,404,910	4,101,692
Accounts Receivable	7,201,842	6,985,546	5,787,871	4,885,878
Inventory	4,730,663	4,638,537	4,299,242	2,914,527
Other Current Assets	11,177	158,434	139,570	678,774
Total Current Assets	12,712,657	12,871,552	12,631,593	12,580,871

Fixed Assets	16,010,313	15,737,005	15,186,269	11,097,071
(Accumulated Depreciation)	(4,586,313)	(3,310,503)	(1,983,942)	(840,837)
Intangible Assets	-	-	-	-
(Accumulated Amortization)	-	-	-	-
Other Non-Current	1,238,797	1,006,493	425,131	68,112
Non-Operating Assets	-	-	-	-
Total Assets	25,375,454	26,304,547	26,259,051	22,905,217

LIABILITIES & EQUITY
Accounts Payable	5,228,752	4,779,885	3,820,159	3,851,864
Income Taxes	-	-	-	-
Short Term Notes Payable	1,263,627	1,175,000	1,175,000	12,450
Current Portion of LT Debt	3,607,937	4,097,926	918,059	859,721
Other Current Liabilities	361,475	327,867	363,330	596,291
Total Current Liabilities	10,461,791	10,380,678	6,276,548	5,320,326

Long Term Debt	7,029,853	8,671,361	13,968,924	11,535,655
Other Non-Current Liabilities	405,558	542,921	632,207	878,215
Non-Operating Liabilities	-	-	-	-
Total Liabilities	17,897,202	19,594,960	20,877,679	17,734,196

Equity	7,478,252	6,709,587	5,381,372	5,171,021
Total Liabilities & Equity	25,375,454	26,304,547	26,259,051	22,905,217

Balance Sheets obtained from Forms 10k as reported to the SEC and downloaded from the SEC.gov website (EDGAR) for the years 2008 through 2010. The Company Management Team provided the 2011 Balance Sheet prepared Internally.

Exhibit 1-1: Consolidated Historical Income Statements

	Dec	Dec	Dec	Dec
	2011	2010	2009	2008

Revenues less Discounts and Allowances	111,979,779	100,241,157	92,151,381	39,539,323
Cost of Goods Sold	101,058,666	90,031,105	81,871,293	34,432,778
Gross Profit	10,921,113	10,210,052	10,280,088	5,106,545
Operating Expenses
Depreciation/Amortization	1,275,810	1,371,093	1,278,784	338,805
Officers' Compensation	-	-	-	-
Operating Lease and Rent	-	-	-	-
Selling General and Administrative	9,787,247	9,835,092	8,660,504	3,533,311
Stock based compensation	73,338	-	-	-
Total Operating Expenses	11,136,395	11,206,185	9,939,288	3,872,116
Operating Profit	(215,282)	(996,133)	340,800	1,234,429
Other Income/Expenses
Interest Expense	824,874	1,110,060	909,742	181,119
Other Income	640,212	438,095	537,078	225,189
Other Expense	-	2,438	-	-
Income Before Taxes	(399,944)	(1,670,536)	(31,864)	1,278,499
Income Taxes	(23,263)	(623,421)	98,083	(1,177,862)
Net Income	(376,681)	(1,047,115)	(129,947)	2,456,361

Income Statements obtained from Forms 10k as reported to the SEC and downloaded from the SEC.gov website (EDGAR) for the years 2008 through 2010. The Company Management Team provided the 2011 Balance Sheet prepared Internally.

Comparative financial analysis of the subject company to its peers is a useful step in the valuation process. This type of analysis can identify errors in the financial information by highlighting discrepancies between the financial performance of the subject company and relative industry averages. It points out the comparative strengths and weaknesses of the subject company in comparison with its industry peers. It also identifies potential opportunities of and threats to the subject company based upon analysis of comparable industry data and ratios.

A few years ago the U.S. adopted a new industry classification system named the North American Industry Classification System (NAICS) because of the recent rapid changes in both the U.S. and world economies. This new industry classification system replaced the widely used Standard Industry Code (“SIC) system.

There are a number of sources available to obtain comparable peer data. Two sources were used to derive comparative data for this report: (1) “2011 Annual Statement Study” published by the Risk Management Association (formerly known as Robert Morris Associates, hereinafter referred to as “RMA”) and (2) IRS Corporate Ratios compiled from 2008 income tax returns.

RMA compiles and publishes financial data on various industries from financial information submitted to banks and other financial institutions during the process of obtaining letters of credit, lines of credit, loans and other financial transactions. Even though the data published by RMA may not be totally consistent with the data reported by the Company it is generally accepted as being representative of the industries on which it reports, and therefore, is a reasonable source of financial data for a comparative analysis of the subject Company.

The IRS compiles information based upon actual tax returns filed within each industry. The information is grouped by total asset value in ranges for comparability purposes.

Balance Sheet Analysis

The analysis of the balance sheet includes: (1) an analysis of the most recent years of historical balance sheets of the operating segment to ascertain trends and the nature of any specific assets or liabilities about which comments would be useful and (2) a comparison of the segment’s balance sheet composition with those of other companies within the same or similar industry. This process is used to derive and communicate the Company’s value and risk drivers.

The Company operates in three distinct business segments, Petroleum Distribution (NAICS 424720), Fabricated Structural Metal Manufacturing (NAICS 332312) and Metal Service Centers (NAICS 423510). This analysis is presented for each industry segment in the following sections.

Petroleum Distribution Segment Exhibit 2:

The balance sheet analysis reflects that the segment’s financial position is consistent with its industry peers with the exception of debt and inventory levels.

 As a percentage of total assets, historical long-term debt has ranged from a high of 37% in 2008 to 32% in 2011 while the 2011 RMA and 2008 IRS long-term debt levels  for the same period were are 13% and 26.38% respectively. As a percentage of total assets, long-term debt is significantly higher than the RMA peer data and higher than the IRS data. This indicates that the segment is more highly leveraged than its industry peers. A company with above industry average leverage or that is highly leveraged in general is more vulnerable to downturns in the business cycle because the company must continue to service its debt regardless of its ability to generate revenues. Even a slight economic downturn or decrease in sales can have a demonstrable effect on a given company’s ability to services its debt.

The segment’s inventory levels have been rising, increasing to nearly 23% in 2011 from 13.14% in 2008 with an average of 16.4% for the four year period.  The RMA data for the same period reflects inventory levels of 14.5% while the IRS inventory levels are 3%. Rising inventory levels may pressure margins as inventory ties up working capital and represents an investment with a rate of return of zero. The segment’s inventory levels that are higher than the RMA and IRS peer data and year over year rising inventory levels may also lead to experience significant financial challenges in an environment where prices are falling. Based on these factors the analyst believes that this presents increased risk in relation to the segment’s industry peers.

Exhibit 2 Comparative Common Size Balance Sheets
	RMA	IRS	Historic	Historic	Historic	Historic
NAICS 424720			2011	2010	2009	2008

Cash & Equivalents	9.90%	3.60%	4.31%	7.93%	14.87%	27.47%
Accounts Receivable	34.20%	5.64%	30.14%	28.62%	19.63%	14.81%
Inventory	14.50%	3.01%	22.93%	20.71%	17.03%	13.14%
Other Current Assets	3.80%	4.45%	0.08%	0.18%	0.14%	0.17%
Total Current Assets	62.40%	16.70%	57.47%	57.45%	51.67%	55.58%

Fixed Assets Net	26.10%	68.20%	40.19%	39.94%	45.37%	41.37%
Intangibles Net	3.90%	8.21%	0.00%	0.00%	0.00%	0.00%
Other Non-Current Assets	7.60%	6.89%	2.34%	2.61%	2.96%	3.05%
Total Assets	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

Accounts Payable	29.70%	8.12%	20.11%	19.30%	12.85%	10.25%
Short Term Notes Payable	11.20%	6.80%	3.93%	6.16%	3.49%	2.26%
Current Maturity LT Debt	2.70%	0.00%	0.00%	0.00%	0.00%	0.00%
Other Current Liabilities	7.20%	2.73%	1.65%	1.47%	1.29%	0.00%
Total Current Liabilities	50.80%	17.65%	25.69%	26.92%	17.63%	12.51%

Long Term Debt	13.00%	26.38%	32.24%	32.51%	35.00%	37.09%
Other Non-Current Liabilities	4.00%	22.79%	3.77%	4.65%	5.71%	7.09%
Total Liabilities	67.80%	66.82%	61.70%	64.08%	58.34%	56.69%

Total Equity	32.00%	33.19%	38.30%	35.92%	41.66%	43.31%
Total Liabilities & Equity	99.80%	100.01%	100.00%	100.00%	100.00%	100.00%

Risk Management Association, Philadelphia, PA 2011
IRS Data, 2008
ANNUAL STATEMENT STUDIES, (TM) RMA THE RISK MANAGEMENT ASSOCIATION, (TM) and the RMA Logo are trademarks of the Risk Management Association. RMA owns the copyright in the ANNUAL STATEMENT STUDIES(TM) data. The data is used under license from RMA.

Fabricated Structural Metal Manufacturing Exhibit 2-1: The balance sheet reflects that the segment is less liquid than its peers reporting cash positions for all years that are significantly lower than the cash positions reported by RMA other than in 2008 and by the IRS in all years except 2008 and 2009. Further review reflects that the segment’s ending accounts receivable, as a percentage of total assets, are significantly higher than its peers in all years indicating that the subject may be offering different terms than its industry peers and/or it may be having challenges in collecting cash from its customers.

The segment’s inventory levels as a percentage of total assets show a range of 17% to 23% for 2008 to 20011 as compared to the RMA and IRS peer groups reporting 18.8% and 9.4% respectively. It should be noted that contractual terms between the subject and its customers may be significantly different than its peers. This could impact comparability of inventory levels and ending accounts receivable.

The segment is also reflecting accounts payable levels that are higher than its industry peers. Further review reveals that the subject segment is utilizing vendors and related intercompany financing more significantly than its industry peers with accounts payable of approximately 30% in 2011 compared to RMA and IRS companies of 15.7% and 5.4% respectively. The use of vendor financing can make it easier for a company to increase its sales volume, but in doing so it also incurs the risk of collecting its cash slowly or not at all.

The segment is overall relatively consistent with its industry peers. Long term debt appears to be consistent with companies included in the RMA data base.  However, lower cash position, higher accounts receivable balances coupled with short term working capital financing needs related to short term vendor and intercompany borrowings, and rising inventory levels presents risk to the consolidated group. The segment appears to be financing its working capital needs through intercompany borrowing and in the process weakening the liquidity of the consolidated group.Range│[3]RMACommonSizeBSYearToYear!G6:AE35│0│0│

Exhibit 2-1 Comparative Common Size Balance Sheets
	RMA	IRS	Historic	Historic	Historic	Historic
NAICS 332312			2011	2010	2009	2008

Cash & Equivalents	12.70%	4.47%	2.81%	0.91%	6.67%	12.72%
Accounts Receivable	32.10%	10.74%	52.26%	50.66%	46.86%	42.76%
Inventory	18.80%	9.36%	23.03%	23.30%	19.10%	17.17%
Other Current Assets	5.30%	3.96%	0.01%	0.02%	0.01%	0.00%
Total Current Assets	68.90%	28.53%	78.11%	74.88%	72.64%	72.65%

Fixed Assets Net	24.40%	11.48%	21.89%	25.12%	27.14%	27.30%
Intangibles Net	2.00%	11.28%	0.00%	0.00%	0.00%	0.00%
Other Non-Current Assets	4.70%	48.70%	0.00%	0.00%	0.22%	0.05%
Total Assets	100.00%	99.99%	100.00%	100.00%	100.00%	100.00%

Accounts Payable	15.70%	5.43%	29.68%	24.86%	20.85%	27.36%
Short Term Notes Payable	10.20%	4.04%	0.00%	0.00%	0.00%	2.73%
Current Maturity LT Debt	3.10%	0.00%	0.00%	0.00%	0.00%	0.00%
Other Current Liabilities	8.80%	6.70%	1.98%	1.78%	2.82%	6.74%
Total Current Liabilities	37.80%	16.17%	31.66%	26.64%	23.66%	36.84%

Long Term Debt	10.70%	36.64%	10.86%	12.43%	14.69%	17.04%
Other Non-Current Liabilities	3.00%	6.68%	0.00%	0.00%	0.00%	0.00%
Total Liabilities	51.50%	59.49%	42.52%	39.07%	38.36%	53.88%

Total Equity	48.30%	40.51%	57.48%	60.93%	61.64%	46.12%
Total Liabilities & Equity	99.80%	100.00%	100.00%	100.00%	100.00%	100.00%

Risk Management Association, Philadelphia, PA 2011
IRS Data, 2008
ANNUAL STATEMENT STUDIES, (TM) RMA THE RISK MANAGEMENT ASSOCIATION, (TM) and the RMA Logo are trademarks of the Risk Management Association.  RMA owns the copyright in the ANNUAL STATEMENT STUDIES(TM) data.  The data is used under license from RMA.

Metal Service Centers Exhibit 2-2: The balance sheet reflects that the segment is significantly less liquid than its peers and carries substantially higher long term debt. The segment’s 2011 current assets make up approximately 8% of total assets while the reported peers in the RMA and IRS databases report 50% and 62% respectively. 2011 current liabilities for the segment are 87% of total assets while RMA and IRS peer groups reported 49% and 36% respectively.

The data reflects that the subject is substantially less liquid in comparison to its industry peers. There is a significant working capital deficit for the segment. A working capital deficit indicates that the segment is unable to meet its current obligations with its current assets.

Further analysis reveals that the segment has relied on intercompany financing as well. This segment is utilizing working capital from other segments in order to meet its current obligations. Accordingly, as a result of this, the segment is weakening the liquidity of the consolidated group. This lack of liquidity represents a risk to the overall subject as current assets that are generating a higher return in other segments, in particular the Petroleum Distribution Segment, must be shifted to this segment to offset the lack of liquidity in the segment.

Exhibit 2-2 Comparative Common Size Balance Sheets
	RMA	IRS	Historic	Historic	Historic	Historic
NAICS 423510			2011	2010	2009	2008

Cash & Equivalents	14.30%	5.97%	0.46%	0.06%	1.42%	7.11%
Accounts Receivable	13.70%	22.15%	5.56%	11.65%	9.71%	0.00%
Inventory	21.70%	27.51%	2.04%	3.97%	17.64%	0.00%
Other Current Assets	0.10%	6.48%	0.00%	0.02%	0.00%	0.00%
Total Current Assets	49.80%	62.11%	8.06%	15.70%	28.77%	7.11%

Fixed Assets Net	34.30%	17.35%	91.83%	84.27%	71.20%	92.89%
Intangibles Net	5.80%	6.79%	0.00%	0.00%	0.00%	0.00%
Other Non-Current Assets	9.90%	13.76%	0.11%	0.04%	0.03%	0.00%
Total Assets	99.80%	100.01%	100.00%	100.00%	100.00%	100.00%

Accounts Payable	8.50%	18.17%	87.01%	68.30%	47.89%	100.00%
Short Term Notes Payable	37.30%	11.33%	0.00%	0.00%	0.00%	0.00%
Current Maturity LT Debt	0.80%	0.00%	0.00%	0.00%	0.00%	0.00%
Other Current Liabilities	2.00%	6.37%	0.00%	0.00%	0.00%	0.00%
Total Current Liabilities	48.60%	35.87%	87.01%	68.30%	47.89%	100.00%

Long Term Debt	33.50%	19.68%	75.63%	70.93%	60.80%	0.00%
Other Non-Current Liabilities	13.90%	17.62%	0.00%	0.00%	0.00%	0.00%
Total Liabilities	96.00%	73.17%	162.64%	139.23%	108.69%	100.00%

Total Equity	3.80%	26.83%	-62.64%	-39.23%	-8.69%	0.00%
Total Liabilities & Equity	99.80%	100.00%	100.00%	100.00%	100.00%	100.00%

Risk Management Association, Philadelphia, PA 2011
IRS Data, 2008
ANNUAL STATEMENT STUDIES, (TM) RMA THE RISK MANAGEMENT ASSOCIATION, (TM) and the RMA Logo are trademarks of the Risk Management Association.  RMA owns the copyright in the ANNUAL STATEMENT STUDIES(TM) data.  The data is used under license from RMA.

Income Statement Analysis

The purpose and use of the analysis of income statements is similar to the explanation of the analysis of the balance sheets. Using a common-size format, we performed a trend analysis using the Company’s most recent years and a comparative analysis against previously described industry averages. Similar to the preceding balance sheet analysis, each distinct segment is measured against its industry peers.

Petroleum Distribution Segment Exhibit 3:  Gross Profit reported by the segment in 2008 was approximately 11% while companies included in the IRS data base reported gross profit margins of nearly 16%. During 2008 year the segment performed below its comparable peers. Gross profit during the three years 2009 to 20011 averaged slightly above 9.5% while its comparable peers included in the RMA data based reported 7.7%. This indicates that the subject outperformed its industry peers during this period.

The segment reported operating profits of 2.7% in the segment in 2008 while the IRS comparable companies reported operating profits of 3.92%. The segment’s operating profit margin was only slightly below its IRS peer group for 2008. For 2009 to 2011 the segment’s operating profit margins were slightly negative while the RMA peer group for the segment was nearly 1.0%. This indicated that the segment was not able control its costs during these years as well as did similar companies in the RMA peer group. When analyzing operating margins it is useful to review the trend. The segment was not able to increase its margins by any significant measure during this period which indicates that the segment may not be operating as efficiently as comparable companies in the peer group.

Further review reflects that pre-tax profit in 2008 was approximately 1.5% less than the IRS comparables and averaged less than half as compared to companies included in the RMA studies for the three years 2009 through 2011 although 2011 was in line with the RMA peer group. Lower historical pre-tax profit margins indicate that the segment had higher fixed expenses when compared to its peer groups. These higher fixed costs are the result of the overall consolidated higher than average long-term debt and the associated debt service required for this debt. Due to its lower pre-tax profit margins and its inability to significantly increase these margins during 2009 to 2011 the segment may be more vulnerable to economic downswings than its comparable peer groups.

Lower pretax earnings margins represent an increased level of risk versus companies included in the comparative analysis.

Exhibit 3 Comparative Common Size Income Statements
	RMA	IRS	Dec	Dec	Dec	Dec
NAICS 424720			2011	2010	2009	2008

Revenue	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Cost of Goods	92.30%	83.80%	90.87%	90.52%	89.74%	89.17%
Gross Profit	7.70%	16.20%	9.13%	9.48%	10.26%	10.83%

Operating Expenses	6.80%	12.28%	8.84%	9.84%	10.53%	8.11%
Operating Profit	0.90%	3.92%	0.29%	-0.36%	-0.26%	2.71%

Other Income/(Expense) Net	-0.10%	0.64%	0.57%	0.44%	0.61%	0.39%
Pre-Tax Profit	0.80%	4.56%	0.86%	0.08%	0.35%	3.11%

Risk Management Association, Philadelphia, PA 2011
IRS Data, 2008
ANNUAL STATEMENT STUDIES, (TM) RMA THE RISK MANAGEMENT ASSOCIATION, (TM) and the RMA Logo are trademarks of the Risk Management Association.  RMA owns the copyright in the ANNUAL STATEMENT STUDIES(TM) data.  The data is used under license from RMA.

Fabricated Structural Metal Manufacturing Exhibit 3-1: Analysis of the subject’s income statement reflects that gross profit margin reported averaged approximately 14% over the four year period analyzed. Comparable RMA and IRS databases reported roughly 23% and 30% for the same period. The segment’s gross profit margin for the four year period was significantly below both the RMA and IRS peer group. The segment’s gross profit margin trend was also decreasing on a year over year basis, from 16% in 2009 to under 11% for 2011.

The segment’s operating profit margins ranged from 11.2% in 2008 to 1.7% in 2011 with an average of 6.1% and operating expenses averaged 7.8% with a range of 3.9% to 10.8% for the period. The RMA operating profit margins were lower than the segment in 2008 and 2009 and higher than the segment in 2010 and 2011. Likewise, the IRS operating profit margins were lower than the segment in 2008 and 2009 and higher in 2010 and 2011.

Both RMA and IRS operating expenses were significantly higher on average than the segment for the period. The segment's operating profit margins show a declining trend both in year over year absolute terms and when compared to the RMA and IRS peer groups. Lower operating profit margins are a result of the below average gross profit margins as the segment did not have as much revenue left over after cost of goods to cover operating expenses.

During this same period, pretax profit margins for the segment ranged from a high in 2008 of approximately 11.9% to a low in 2011 of 2.07% with an average of 6.4%. Industry averages reported by RMA and the IRS databases were 4.5% and roughly 4.6% respectively. The segment’s average pre-tax profit margins in 2010 and 2011 were lower than the RMA and IRS peer groups.

Lower pre-tax profits, lower gross profit margin and the trend of year over year declining gross profits margins may represent an increased level of risk as compared to its peer group in the comparative analysis.

Exhibit 3-1 Comparative Common Size Income Statements
	RMA	IRS	Dec	Dec	Dec	Dec
NAICS 332312			2011	2010	2009	2008

Revenue	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Cost of Goods	77.10%	69.81%	89.21%	86.24%	83.99%	84.85%
Gross Profit	22.90%	30.19%	10.79%	13.76%	16.01%	15.15%

Operating Expenses	19.00%	25.83%	9.06%	10.79%	7.42%	3.94%
Operating Profit	3.90%	4.36%	1.74%	2.97%	8.59%	11.21%

Other Income/(Expense) Net	0.60%	0.22%	0.34%	0.44%	0.48%	0.69%
Pre-Tax Profit	4.50%	4.58%	2.07%	3.41%	9.07%	11.90%

Risk Management Association, Philadelphia, PA 2011
IRS Data, 2008
ANNUAL STATEMENT STUDIES, (TM) RMA THE RISK MANAGEMENT ASSOCIATION, (TM) and the RMA Logo are trademarks of the Risk Management Association.  RMA owns the copyright in the ANNUAL STATEMENT STUDIES(TM) data.  The data is used under license from RMA.

Metal Service Centers Exhibit 3-2: Income statement analysis reflects that the segment, in its third full year of operations, is producing gross profit margins in 2011 that are lower than the industry averages reflected by the RMA studies. Gross profit margins were higher when compared to the IRS in 2011 and roughly comparable in 2009 and 2010.

However, the segment’s operating expenses averaged roughly 46.4% for 2009 to 2011 while the RMA and IRS peer groups were approximately 41% and nearly 11% for the same period. The segment’s operating expenses were slightly higher compared to the RMA peer group but substantially higher than the IRS peer group. The segment’s pre-tax profits were negative from 2009 to 2011 period while the RMA and IRS peer groups were 5.5% and 3.2% respectively.

Higher operating expenses as compared to its peer groups and negative pre-tax profits creates a higher risk profile for the segment and may represent an overall increased level of risk when compared to its peer groups.

Exhibit 3-2 Comparative Common Size Income Statements
	RMA	IRS	Dec	Dec	Dec	Dec
NAICS 423510			2011	2010	2009	2008

Revenue	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Cost of Goods	56.70%	86.20%	65.62%	87.45%	88.59%	0.00%
Gross Profit	43.30%	13.80%	34.38%	12.55%	11.41%	100.00%

Operating Expenses	41.40%	10.85%	63.63%	43.86%	31.65%	0.00%
Operating Profit	1.90%	2.95%	-29.25%	-31.31%	-20.24%	100.00%

Other Income/(Expense) Net	3.60%	0.26%	0.00%	0.01%	0.00%	0.00%
Pre-Tax Profit	5.50%	3.21%	-29.25%	-31.30%	-20.24%	100.00%

Risk Management Association, Philadelphia, PA 2011
IRS Data, 2008
ANNUAL STATEMENT STUDIES, (TM) RMA THE RISK MANAGEMENT ASSOCIATION, (TM) and the RMA Logo are trademarks of the Risk Management Association.  RMA owns the copyright in the ANNUAL STATEMENT STUDIES(TM) data.  The data is used under license from RMA.

Financial Ratio Analysis

Common ratio analysis involves the comparison of one or more elements within financial statements to another element or elements within the financial statements. These ratios are generally concerned with measuring four areas: (1) liquidity; (2) activity (or efficiency); (3) leverage; and (4) profitability.

These ratios may be compared with equivalent figures for the same company in earlier years as a means of identifying positive and negative trends affecting a company. In addition, often these ratios for the subject company are compared to companies within the industry group as a means of determining the subject company’s position with respect to its peers. Is it more or less risky than its peers? How well does the subject company perform as compared with its peer group?

We similarly compared the subject company’s ratios to those of industry groups, as provided from RMA 2009 Annual Statement Studies and IRS corporate ratios compiled from 2007 tax returns. These included median statistics for businesses within each segment’s NAICS Code as used in the previous sections. A discussion interpreting these financial ratios is included. It is important to note that some ratios/percentages are not computed in the same manner between RMA and IRS. Consequently, company ratios/percentages need to be computed consistently with the respective database in order to provide meaningful comparisons.

Liquidity Ratios: Liquidity ratios measure how well a company can meet its obligations in the short term.

Current Ratio - The current ratio is calculated as current assets divided by current liabilities. This ratio indicates the amount of liquid assets available to liquidate current debt or the Company’s ability to meet its current obligations – the higher the ratio, the greater the company’s liquidity.

Quick Ratio - The quick ratio is calculated as the quick assets (those that can be converted quickly to cash – e.g., cash, accounts receivable, and marketable securities) divided by the current liabilities. This is generally considered to be a more conservative estimate of the company’s liquidity.

Petroleum Distribution Segment Exhibit 4:

	Lower RMA	Median RMA	Upper RMA	IRS	Historic	Historic	Historic	Historic
	NAICS 332312				2011	2010	2009	2008
LIQUIDITY RATIOS:
Current Ratio	1.30	2.0	3.3	1.8	2.47	2.81	3.07	1.97
Quick (Acid-Test) Ratio	0.8	1.3	2.4	0.9	1.74	1.94	2.26	1.51

The segment’s current and quick ratios are substantially higher in the years analyzed than its peers. This is an indication that the segment is more liquid than its comparable peers and should be able to service its current debt obligations.

Fabricated Structural Metal Manufacturing Exhibit 4-1:

	Lower RMA	Median RMA	Upper RMA	IRS	Historic	Historic	Historic	Historic
	NAICS 424720				2011	2010	2009	2008
LIQUIDITY RATIOS:
Current Ratio	1.00	1.2	1.5	0.9	2.24	2.13	2.93	4.44
Quick (Acid-Test) Ratio	0.6	0.8	1.2	0.5	1.34	1.36	1.96	3.38

The segment’s current and quick ratios are consistently higher than industry averages. The average current ratio for this segment during 2008 to 2011 is  2.94 which is 145% higher than the RMA median of 1.2 . As compared to the IRS data, the segment is 226% greater than the average of 1.8.  In similar fashion, the segment’s quick ratio during the period averaged  2.01 and was 151% higher than the median RMA value and 302% higher than the higher peer comparable for the segment which was the IRS average of .5 . The subject demonstrates noteworthy higher liquidity for this segment as compared to the peer groups and should be able to meet its current obligations.

Metal Service Centers Exhibit 4-2:

	Lower RMA	Median RMA	Upper RMA	IRS	Historic	Historic	Historic	Historic
	NAICS 423510				2011	2010	2009	2008
LIQUIDITY RATIOS:
Current Ratio	0.80	1.6	4.5	1.7	0.09	0.23	0.60	0.07
Quick (Acid-Test) Ratio	0.3	0.6	2.2	0.8	0.07	0.17	0.23	0.07

The segment’s current and quick ratios are substantially lower than the comparable industry averages. The segment’s average current ratio for the period 2008 to 2011 is 0.25 with a range of 0.07 to 0.60. The RMA median and IRS average current ratios for the comparable peer group in this segment are 1.6 and 1.70 respectively. The significantly lower average current ratio indicates that the segment is much less liquid than the peer groups on average and may be unable to meet its current debt obligations if there is even a slight economic downturn.

Activity (Efficiency) ratios (Sometimes Called Asset utilization Ratios): These ratios relate to income-statement variable to a balance-sheet variable and are a measure of how efficiently a company is utilizing various balance sheet components.

Revenue (Sales)-to-Receivables Ratio (Accounts Receivable Turnover) - The revenue (sales)-to-receivables ratio is calculated by dividing net revenue (sales) by accounts receivable. This ratio measures how much of the company’s sales are reflected in accounts receivable.

Age of Receivables (Day’s Receivables) - This ratio (measured in days) is calculated by dividing accounts receivable turnover ratio into 365 days. It estimates the average collection period for credit sales. A long collection period (a high number of days) not only puts a strain on the company’s short-term liquidity, but it may also indicate large bad debt losses. Therefore, the lower the collection period the better the company is managing its accounts receivable.

Revenue to Working Capital - This ratio is calculated as net sales divided by working capital (current assets minus current liabilities). It indicates the efficiency of the company in its use of current assets.

Petroleum Distribution Segment Exhibit 4-3:

	Lower RMA	Median RMA	Upper RMA	IRS	Historic	Historic	Historic	Historic
	NAICS 424720				2011	2010	2009	2008
Activity (Efficiency) RATIOS:
Revenue/Accounts Receivable	14.1	24.4	45.6	21.0	26.96	23.09	31.90	10.92
Average Collection Period	26	15	8	17	14	16	11	33
Inventory Turnover	30.5	68.4	159.2	33.0	32.20	28.89	33.00	10.98
Days Inventory	12	5	2	11	11	13	11	33
COGS/Payable	21.1	28.5	37.0	12.2	36.72	31.00	43.75	14.07
Days Payable	17	13	10	30	10	12	8	26
Revenue/Working Capital	(375.7)	77.6	31.0	(125.4)	25.57	21.65	18.40	3.75

The segment’s operating efficiency ratios reflect revenue to accounts receivable that are fairly consistent with industry averages. The segment’s average collection period is also generally consistent with the RMA and IRS comparables. Revenue to working capital is shown as lower than the RMA average but significantly higher than the IRS average which is shown as negative and may represent a statistical outlier due to how the data was compiled. The segment appears to be less volatile in operations than that of the industry.

Fabricated Structural Metal Manufacturing Exhibit 4-4:

	Lower RMA	Median RMA	Upper RMA	IRS	Historic	Historic	Historic	Historic
	NAICS 332312				2011	2010	2009	2008
Activity (Efficiency) Ratios:
Revenue/Accounts Receivable	4.9	6.5	8.6	7.2	2.90	2.99	3.79	6.11
Average Collection Period	74	56	42	50	126	122	96	60
Inventory Turnover	5.1	9.0	19.5	5.8	5.87	5.61	7.82	12.92
Days Inventory	72	41	19	63	62	65	47	28
COGS/Payable	7.4	10.9	20.9	10.0	4.56	5.26	7.16	8.11
Days Payable	49	33	17	36	80	69	51	45
Revenue/Working Capital	12.1	6.6	3.6	6.3	3.26	3.14	3.63	7.30

The segment’s revenue to accounts receivable is significantly lower than industry averages in all years except 2008, with an average of approximately 3.95 for the period 2008 to 2011 while RMA and the IRS averages are about 6.5% and 7.2% respectively. The segment’s average collection period has increased from 60 days in 2008 to 126 days in 2011 while industry averages for RMA and the IRS studies were 56 and 60 days respectively. Additionally, the segment’s revenue to working capital ratio averages approximately 3.25 for the periods 2009 through 2011 which is substantially lower than the RMA peer group median of 6.6 and the IRS peer group average of 6.3. Slower collection periods coupled with rising inventory levels may indicate that the subject could be extending trade credit to non credit worthy borrowers who are unable to pay in a timely manner coupled with significantly. The slower than average collection periods and lower revenue to working capital ratios are indications of incremental risk.

Metal Service Centers Exhibit 4-5:

	Lower RMA	Median RMA	Upper RMA	IRS	Historic	Historic	Historic	Historic
	NAICS 423510				2011	2010	2009	2008
ACTIVITY (EFFICIENCY) RATIOS:
Revenue/Accounts Receivable	9.7	20.8	999.9	9.3	9.99	7.86	4.39	-
Average Collection Period	38	18	-	39	37	46	83	-
Inventory Turnover	3.1	15.3	56.7	6.5	17.90	20.19	2.14	-
Days Inventory	118	24	6	57	20	18	170	-
COGS/Payable	9.6	41.5	999.9	9.8	0.42	1.17	0.79	-
Days Payable	38	9	-	37	871	311	462	-
Revenue/Working Capital	(26.2)	9.4	4.7	7.9	(0.70)	(1.74)	(2.23)	-

The segment performs relatively on average as compared to the IRS peer group for 2010 and 2011 in terms of revenue to accounts receivable and average collection periods. The segment was well below the RMA median of 20.8 during the period 2009 to 2011 but generally performed significantly worse than the RMA median in terms of average collection period with the RMA median being 18 and segment reporting average collections periods of 83, 46, 37 and 39 days for 2008 through 2011 respectively. However, the subject is showing negative revenue to working capital ratios for each of the three years that it has been in operation. Even if 2009 is removed from the analysis due to the fact that it was the first year that the segment was in operation and only using 2010 and 2011 as a basis for a comparison, there does not appear to be sufficient cash flow to cover working capital requirements. If the segment does not generate enough revenue to cover its working capital needs then there is a significant risk that it will be unable to meet its current obligations in the segment.

Leverage (Coverage) Ratios: Leverage ratios measure a company’s debt usage and how well it is able to service its debt

Times Interest Earned (EBIT/Interest) - This ratio is calculated by dividing earnings before interest and taxes by interest expense. It indicates a company’s ability to cover interest expense and also serves as an indicator of a company’s capacity to take on additional debt.

Total Debt to Equity (Debt/Tangible Worth) - This ratio is calculated as total debt divided by stockholder’/owner’s equity, this ratio determines the extent of non-equity capital used to finance a company’s assets—the smaller the ratio the better.

Petroleum Distribution Segment Exhibit 4-6:

	Lower RMA	Median RMA	Upper RMA	IRS	Historic	Historic	Historic	Historic
	NAICS 332312				2011	2010	2009	2008
COVERAGE RATIOS:
Times Interest Earned	1.0	5.2	19.3	3.3	6.26	7.86	20.80	33.74
NI+Non-Cash Expenditures
/ Current LTD	0.6	2.0	6.4	-	-	-	-	-
LEVERAGE RATIOS:
Fixed Assets/Tangible Worth	1.0	0.4	0.2	0.4	0.38	0.41	0.44	0.59
Debt/Tangible Net Worth	2.1	1.0	0.5	2.0	0.74	0.64	0.62	1.17
Debt/Equity	1.1	1.1	1.1	1.0	0.74	0.64	0.62	1.17

The segment’s times interest earned ratio displays a range with a high of  33.74 in 2008 to a low of  6.26 in 2010 with an average for the four year period of  17.16 as compared to  5.2 for the RMA median and  3.3 for the IRS average. The segment’s debt to equity ratio is showing a range with a low of  .62 in 2009 to a high of 1.17 in 2008 with an average of  .79 for the four year period while the RMA median and IRS averages are  1.1 and 1.0 respectively, which shows that the segment average is for the most part in line with the comparables. Overall the segment appears to be performing roughly in line with the peer groups in the segment.

Fabricated Structural Metal Manufacturing Exhibit 4-7:

	Lower RMA	Median RMA	Upper RMA	IRS	Historic	Historic	Historic	Historic
	NAICS 424720				2011	2010	2009	2008
COVERAGE RATIOS:
Times Interest Earned	1.9	4.1	11.0	4.2	4.13	1.26	1.97	11.20
NI+Non-Cash Expenditures
/ Current LTD	1.5	2.8	6.8	-	-	-	-	-
LEVERAGE RATIOS:
Fixed Assets/Tangible Worth	1.9	0.8	0.3	2.7	1.05	1.11	1.09	0.96
Debt/Tangible Net Worth	5.4	2.7	1.5	2.7	1.61	1.78	1.40	1.31
Debt/Equity	2.1	2.1	2.1	1.0	1.61	1.78	1.40	1.31

In 2009 and 2010, the segment’s times interest earned ratios were significantly lower than the RMA median and IRS average. In 2011 the segment’s times interest earned ratio was 4.13 which was in line with the RMA median of 4.1 and the IRS average of 4.2.  The segment’s debt to equity ratios were lower than the RMA peer group median in each year from 2008 to 2011 and conversely were higher than the IRS peer group average for the same years. In 2011 the segment was comparable to its peers in terms of its ability to utilize and services its debt. It should be noted however that this segment relies on intercompany funding to finance its operations. Accordingly, while the segment’s recent ability to manage its debt may be in line with the RMA and IRS comparables, its liquidity position is substantially weakened.

Metal Service Centers Exhibit 4-8:

	Lower RMA	Median RMA	Upper RMA	IRS	Historic	Historic	Historic	Historic
	NAICS 423510				2011	2010	2009	2008
COVERAGE RATIOS:
Times Interest Earned	(3.8)	0.1	10.3	4.9	(1.17)	(2.54)	(5.92)	-
NI+Non-Cash Expenditures
/ Current LTD	-	-	-	-	-	-	-	-
LEVERAGE RATIOS:
Fixed Assets/Tangible Worth	(999.9)	0.6	0.1	0.9	(1.47)	(2.15)	(8.19)	-
Debt/Tangible Net Worth	(26.5)	2.4	0.1	3.7	(2.60)	(3.55)	(12.50)	-
Debt/Equity	24.0	24.0	24.0	1.2	(2.60)	(3.55)	(12.50)	-

The segment's times interest earned ratios and debt to equity ratios are negative and substantially lower than the industry averages. The is more highly leveraged than the RMA and IRS peer groups and does not have the ability to service its debt, instead relying on operating cash flow from the other segments to subsidize its repayment. This segment appears to be an overall drag on the cash flows of the other segments, presenting an overall insolvency risk to the Company as a whole.

Profitability Ratios: These ratios are a measure of how profitable a company is relative to its size.

Pretax Earnings (EBT) to total Equity (Tangible Worth) - This ratio is calculated by dividing pretax earnings by stockholder’s/owners equity. This percentage indicates the pretax return on stockholder’s/owners equity.

Pretax Earnings (EBT) to Total Assets - This ratio is calculated by dividing pretax earnings by total assets. It indicates how productively the company is using its assets to produce pretax profits. This percentage can also be used to examine trends in efficiency. The use of total assets minimizes the effects of different financing methods on the ratio.

Revenue (Sales) to Net Fixed Assets - This percentage is calculated as net revenue (sales) divided by average net fixed assets. It indicates how efficiently net fixed assets are producing revenue (sales).

Total Asset Turnover (Revenue/Total Assets) - This ratio is calculated by dividing net revenue (sales) by total assets. It is an indication of how efficiently the total assets are producing revenue (sales).

Petroleum Distribution Segment Exhibit 4-9:

	Lower RMA	Median RMA	Upper RMA	IRS	Historic	Historic	Historic	Historic
	NAICS 332312				2011	2010	2009	2008
OPERATING RATIOS:
EBT/Tangible Worth	1.00%	9.40%	28.40%	15.03%	5.46%	8.47%	26.14%	67.43%
EBT/Total Assets	0.20%	4.60%	13.60%	4.39%	3.14%	5.16%	16.11%	31.10%
Fixed Asset Turnover	5.2	9.5	17.7	6.8	6.93	6.04	6.55	9.57
Total Asset Turnover	1.5	2.0	2.5	0.8	1.52	1.52	1.78	2.61

The segment’s profitability ratios reflect that the segment's total asset turnover ratio is generally comparable to the median RMA average while fixed asset turnover is lower than the median RMA average. Due to the small size of the companies included in the IRS data base they are most comparable to the subject in 2008. In this year, historical results are in line with IRS industry averages. Subsequent years reflect that asset acquisitions occurred. Accordingly, after depreciation has been recorded, asset turnover begins to approach the RMA average. Overall analysis reflects that the segment's profitability presents very little incremental risk in relation to the industry.

Fabricated Structural Metal Manufacturing Exhibit 4-10:

	Lower RMA	Median RMA	Upper RMA	IRS	Historic	Historic	Historic	Historic
	NAICS 424720				2011	2010	2009	2008
OPERATING RATIOS:
EBT/Tangible Worth	7.50%	16.60%	31.80%	29.04%	18.20%	1.56%	5.24%	11.60%
EBT/Total Assets	1.70%	4.40%	8.50%	7.25%	6.97%	0.56%	2.18%	5.02%
Fixed Asset Turnover	15.0	38.4	93.6	1.7	20.22	16.55	13.80	3.91
Total Asset Turnover	4.8	7.5	11.0	1.2	8.13	6.61	6.26	1.62

The segment’s profitability ratios reflect that the subject is more heavily invested in fixed assets that its industry peers. On average, over the periods analyzed, profitability appears to be relatively consistent with the range of industry averages.

Metal Service Centers Exhibit 4-11:

	Lower RMA	Median RMA	Upper RMA	IRS	Historic	Historic	Historic	Historic
	NAICS 423510				2011	2010	2009	2008
OPERATING RATIOS:
EBT/Tangible Worth	-10.80%	2.10%	18.80%	40.82%	25.95%	73.11%	99.31%	0.00%
EBT/Total Assets	-5.70%	2.10%	10.50%	8.18%	-16.25%	-28.68%	-8.63%	0.00%
Fixed Asset Turnover	3.8	7.9	63.1	11.9	0.61	1.09	0.60	-
Total Asset Turnover	0.7	1.8	2.8	2.1	0.56	0.92	0.43	-

The segment’s return on tangible worth substantially exceeds the industry average for RMA and has been higher than the IRS average. However, the analysis reflects that the subject’s earnings capacity in relation to assets is substantially lower than industry averages with both lower fixed asset turnover and total asset turnover ratios. The lower than average asset turnover ratios may indicate the segment is not utilizing its assets efficiently.

Summary

On a consolidated basis, the company has increased revenue each  year from 2008 through 2011 and has more than doubled its revenue over the full four year period analyzed from approximately $40 million to $112 million , an increase of 180%. Furthermore, the Company reflects growth in earnings before interest taxes depreciation and amortization (“EBITDA”) of approximately 110% year over year from 2010 to 2011. However, compound growth in EBITDA for the four year period was  -1.84%.

Segment analysis reflects that growth in revenue is predominantly in the Petroleum Distribution Segment where revenue increased from approximately $20 million to $98 million from 2008 to 2011, an increase of 390%. Corresponding EBITDA increased from $0.8 million to $1.8 million reflecting compound growth of approximately 29%. The Fabricated Structural Metal Manufacturing segment reports a decrease in sales from about $19 million to $12 million from 2008 to 2011. EBITA decreased from approximately $2.4 million to $.4 million reflecting negative growth of about -43%. The Metal Service Centers segment reports revenue of under $4 million and negative EBITDA each of the years analyzed, 2009 being its first full year of operations.

Ratio analysis reflects that the Fabricated Structural Metal Manufacturing and the Metal Service Centers segment’s perform significantly below the results of their industry peers in the area liquidity. Overall the segments are highly leveraged and rely on intercompany borrowing from the Petroleum Distribution Segment to meet working capital needs. As a result, the Petroleum Distribution Segment is more heavily leveraged than their industry peers. The Petroleum Distribution Segment performs consistent with or out performs the industry in most other areas.

In conclusion, our analysis suggests that top line revenue growth experienced by the Petroleum Distribution Segment and the corresponding EBITDA generated are significantly overshadowed by the poor return realized by the other segments. Accordingly, we consider the subject company on a consolidated basis to be more risky than its industry peers.

Based on the foregoing, it would seem that the Company’s financial performance would warrant an increase in the Company’s capitalization rate used in the capitalization of earnings method in valuing the business developed later in this report. In addition, the Company’s financial performance is taken into consideration in making adjustments to market multiples under the market approach. As a consequence, there is some question as to how well this Company will perform if the broader economy weakens. Therefore, we believe an upward adjustment in the capitalization rate (discussed later in this report) is warranted.

Adjustments to Financial Statements

Generally, the value of a business depends upon its ability to generate earnings. When valuing a business, the analyst needs to consider whether adjustments to historical financial statements are required before the application of a selected valuation method. The types of adjustments can be grouped into three categories; 1) comparability adjustments, 2) non-operating/nonrecurring adjustments and 3) discretionary adjustments.

Comparability adjustments are recorded to the subject company’s financial statements in order to make the subject company more comparable to guideline companies or companies within the industry group that were used in comparative ratio analyses (i.e. subject company uses last in, first out (LIFO) in inventory method of accounting while industry group uses first in, first out (FIFO) inventory method, depreciation accounting method differences, etc.)

Non-operating/Nonrecurring Adjustments are removed from the income statement because they are either unrelated to the business operations or unlikely to recur in the future. Non-operating assets or liabilities are elements of the balance sheet that are removed so a more appropriate value of the operating company may be determined. The non-operating assets or liabilities are then added or subtracted to the resulting computed value to arrive at the total equity value of the company. An example of these types of adjustments would be the costs associated with discontinuing a portion of the business.

Discretionary Adjustments are those expenses that are usually under the sole discretion of management or more typically the owners of the business. Often these expenses are between the company and the owner of the company (i.e. related party transactions). These adjustments are most appropriately made when valuing a controlling interest of the company. The adjustments generally represent the difference between the actual recorded book expense and the expense that would be incurred if transacted between the subject company and an independent third party.  Examples of these types of adjustments include; officer’s and owner’s compensation, owner’s perquisites, entertainment expenses, automobile expenses (e.g., personal use of company cars), compensation to family members, and other related party transactions.

We are valuing this Company on a minority interest, non-marketable basis. Minority interest owners do not have the ability to exercise control and therefore, normal adjustments that require control are not appropriate.

Balance Sheet Adjustments

Normalized Operating Tangible Equity

Due to the fact that we are analyzing a minority non-marketable interest in the Company, no adjustments to the balance sheet will be made. It is our opinion that the Company's minority shareholders do not have the ability to affect decisions and as such, cannot realize any benefit from these balance sheet adjustments. Only those adjustments necessary to add/subtract to account for non-operating items will be made. All items were deemed to be operating items and all amounts approximate fair market value. Accordingly, no adjustments were made to the balance sheet.

Income Statement Adjustments

Due to the fact that we are analyzing a minority non-marketable interest in the Company, no adjustments to the income statement will be made. It is our opinion that minority shareholders do not have the ability to affect operating decisions and as such, cannot realize any benefit from these income statement adjustments. Only those adjustments necessary to add/subtract to account for non-cash items will be made.

1.	Depreciation Expense. Depreciation expense is added back here because it is a non-cash expense.
2.
Other Adjustments. Management has provided other forecasted cash flow outlays, including working capital increases, fixed asset additions, and debt repayments (net of new loans). These along with other computations are presented in Exhibit5: Normalized Income Statements.

Normalized Income Statement

A summary of normalized income is presented below in Exhibit 5: Normalized Income Statements.

It is expected that the earnings of the last year represents a good proxy for the future earnings of the Company. We did consider using a several year forecast of future earnings, but management could only provide one year, which was consistent with the most current year results.

Exhibit 5 - Normalized Consolidated Income Statements
	Dec	Dec	Dec	Dec
After Tax Cash Flow	2011	2010	2009	2008

Adjusted EBT	(399,944)	(1,670,536)	(31,864)	1,278,499
Adjusted Depreciation and Amortization	1,275,810	1,371,093	1,278,784	338,805
	875,866	(299,443)	1,246,920	1,617,304

Less Ongoing Depreciation/Amortization Expense	1,275,810
Sub-Total	(399,944)
Less Federal Taxes	-
Sub-Total	(399,944)
Add Back Ongoing Depreciation/Amortization Expense	1,275,810
Decrease/(Increase) in Working Capital	1,669,893
Decrease/(Increase) in Capital Expenditures	(500,000)
Increase/(Decrease) in Long Term Debt	(585,900)
Ongoing Capacity	1,459,859

Net Cash Flow to Equity	1,459,900

Adjusted EBT	(399,944)
Adjusted Interest Expense	824,874
EBIT	424,930
Adjusted Depreciation and Amortization	1,275,810
Federal Taxes	-
EBITDA	2,125,670

VALUATION OF THE SUBJECT

The valuation approach to be used in a given valuation engagement is based on the judgment of the valuation analyst. The choice of methods is determined by the characteristics of:

• The business being valued;
• The purpose and use of the valuation report;
• The pattern of historical performance and earnings;
• The company’s competitive market position;
• The experience and quality of management;
• The availability of reliable information requisite to the various valuation methods; and
• The marketability of equity ownership interest to be valued.

These factors are embraced by the IRS’s Revenue Ruling 59-60, which outlines relevant considerations when determining value of a closely held business:

• History and nature of the business;
• Industry and general economic outlook;
• Book value and financial condition;
• Earnings capacity;
• Dividend paying capacity;
• Existence of goodwill or other intangible value;
• Prior sales and size of the block of stock; and
• Comparisons to similar publicly traded guideline companies.

This Revenue Ruling also states that common sense, informed judgment, and reasonableness are required by the valuation analyst in determining a proper value in addition to the fundamental considerations described above.

The Search for Comparable Transactional Market Data

Transactional market data can be found in transactions consisting of either minority or controlling interests in either publicly traded or closely held companies. In analyzing this data, some of the more important considerations include:

• The availability of adequate financial and price information;
• The company’s line of business;
• The company’s location;
• The quality and depth of management;
• The size of the comparative company;
• Trading activity in the stock; and
•  The specific block of stock or equity ownership interest that is the subject of the valuation engagement.

Specifically, the factors to consider in determining the similarity of a particular guideline company would include; size, financial position, liquidity, years in business, financial-market environment, quality of earnings, marketability of shares, operating efficiency, geographical diversification, past growth of sales and earnings, rate of return on invested capital, stability of past earnings, dividend rate and record, quality of management, nature and prospects of the industry, competitive position and individual prospects of the company, basic nature of the activity, general types of goods or service produced, relative amounts of labor and capital employed, extent of material conversion, amount of investment in plant and equipment, amount of investment in inventory, level of technology employed, and the level of skill required to perform the operation.

The market for public companies is presumed to have the following characteristics:

•	Financial data readily available and prepared in conformity with generally accepted accounting principles and SEC filing requirements;
•	Public companies are substantially larger; and
•	Fundamental differences cause distortions between publicly traded and closely held companies.

In contrast, the market for closely held companies has the following characteristics:

• Limited access to data where financial data is often prepared for tax purposes;
• Closely held companies are typically similar in size; and
•  There are more fundamental similarities between closely held companies because of their common interests (see below) and because they do not benefit from the relatively easy liquidity of the public market.

There are other fundamental differences between public companies and closely held businesses. Closely held companies have one or more of the following risk attributes that are not inherent in their public company counterparts:

• Lack of management depth or key person dependence;
• Dependence upon a single product or service line;
• Dependence upon a few customers;
• Limited geographic market;
• Relatively small market share;
• Limited buying power or supplier dependence;
• Unstable margins and or highly volatile earnings;
• Investment motivation is to acquire a job and the investment is less liquid; and
• High financial leverage and sources of debt financing is limited.

Minority Interest Transactions

Publicly Traded Companies

Guideline company information is used to develop value measures based on prices at which shares of similar companies are trading in a public market. The value measures developed will be applied to the company’s fundamental data and correlated to reach an opinion of value for the company. Given the facts and circumstances of this engagement, we believe the best comparable to the subject interest valued on a non marketable basis is it’s freely trading counterpart. Accordingly, we will develop our comparable multiples based upon the financial history and market activity of the subject interest.

Closely Held Companies

There is no established marketplace for minority interest in closely held companies.

Controlling Interest Transactions

Closely held Companies
This valuation method uses databases of sales of controlling interest in closely held businesses. The database reviewed for this valuation engagement was Bizcomps and IBA. The sales price for each reported sales transaction in each of these databases is used to derive separately calculated price-to-sales and price-to-earnings (assuming earnings are positive) multiples for each given transaction. Each multiple represents a ratio that is calculated based against the subject company’s sales or net profit to arrive at a value. Two components of this method are the sales or the net profit and appropriate multiple to be used.2

Bizcomps is a database produced by Jack R. Sanders, an active business broker in San Diego. The Bizcomps database is published in a series of four editions with each edition published on an annual basis. There are three geographical editions: Western, Central, and Easter. In addition, larger transactions obtained from the other three editions are published in a national Industrial Edition. The information is gathered from about 20 business brokers in each region and includes sales information by Standard Industrial Classification (“SIC”) category. It currently reports information related to the sales of over 12,000 businesses throughout the United States. We searched for companies in all SIC codes corresponding with the NAICS codes 424720, 332312 and 423510, the same industries used in our industry analysis. The reported sales price does not include inventory, but does include an estimate of value for furniture, fixtures and equipment. The estimated value for inventory and furniture, fixtures and equipment are reported separately. We found six (6) transactions which met our criteria. Although our samples were considered small with respect to the size of the database, we believe that there are a sufficient number of transactions to provide us with a basis for determining an indication of value for the Company. A summary of the transactions is presented below:

BIZCOMPS	Exhibit 6
						Sale	Fixed	Intangible			Intangible	Intangible
Business Type	Date	SIC	Area	Revenue	S.D.C.F.	Price	Assets	Price	P/S.D.C.F.	P/R	P/S.D.E	P/R
Mfg-Metal Products	06/30/10	3441	West	428	167	240	195	45	1.44	0.56	0.27	0.11
Mfg-Metal Products	08/05/08	3441	Northeast	6,070	942	3,428	1,100	2,328	3.64	0.57	2.47	0.38
Mfg-Metal Fabrication	10/07/06	3441	Midwest	16,868	4,297	8,719	2,900	5,819	2.03	0.52	1.35	0.34
Distr-Bulk Fuel	07/30/10	5172	Midwest	5,269	194	700	18	682	3.61	0.13	3.52	0.13
Metal Supply	12/09/10	5211		628	77	192	45	147	2.49	0.31	1.91	0.23
Metal Supply	12/09/10	5211		634	23	131	68	63	5.70	0.21	2.74	0.10

The databases price-to-revenue multiple ranges from a low of 0.13 to a high of .57 with a mean of .38 and a median of .24. The price-to-sellers discretionary earnings3 (“SDE”) multiple ranges from a low of .27 to a high of 3.52 with a mean of 2.04 and a median of 2.26.

IBA Exhibit 7
ID	SIC	Business Description	Sales	DE	Price	Price / Sales	Price / DE	State	Sale Date
2525	5172	Fuel distribution, spec.	312	8	82	0.26	10.25	TX	01/01/93
2526	5172	Gas & oil, distr.	10,200	100	900	0.09	9.00		01/01/72
2527	5172	Petroleum, market	1,800	100	1,200	0.67	12.00		01/01/73
2528	5172	Petroleum svcs. & prods.	419	22	122	0.29	5.55		01/01/75
2529	5172	Petrol. prods, whlse.	68		14	0.21			07/01/79
2531	5172	Oil distributing	1,500	310	500	0.33	1.61	FL	06/01/84
2532	5172	Fuel oil distributor	3,400	63	250	0.07	3.97		08/01/84
2534	5172	Petroleum fuel distr.	2,339	201	453	0.19	2.25	FL	12/01/95
16003	5172	Fuel Distributor	5,800	720	2,455	0.42	3.41		07/31/99
17348	5172	Dist-Petroleum Prod	11,468	894	6,132	0.53	6.86	FL
19307	5172	Petroleum Distributor	4,673	687	989	0.21	1.44	PA	06/25/98
19308	5172	Petroleum Distributor	5,899	1,577	2,375	0.40	1.51	NY	12/04/98
21126	5172	Distribution|Dist-Petroleum Prod	2,150	78	650	0.30	8.33	FL	08/04/03

In order to compare the variability of the variables, we calculated the Coefficient of Variation for each price multiple per database. The coefficient of variation is equal to the standard deviation divided by the mean.4 The resulting ratio can be expressed as a percentage by multiplying it by 100. Accordingly, the coefficient of variation equals 100% if the standard deviation equals the mean.

With respect to the transactions listed in the preceding exhibit, the price-to-revenue’s coefficient of variation ratio and the price-to-earnings coefficient of variation ratio were consistent between both databases. As compared to their mean, the price-to-revenue ratio fluctuates less than the price-to-earnings ratio which is persuasive evidence that the price-to-revenue ratio would be a much better basis for deriving an indication of value for than the price-to-earnings ratio.

Additionally, many valuation analysts suggest that the price-to-revenue multiple is a more reliable indicator of value than the price-to-earnings multiple because the owners of relatively small businesses are in a position to more easily manipulate net income.

IBA Transactions Selected Exhibit 8						BizComp Transactions Selected Exhibit 9
	Sales	DE	Price	Price / Sales	Price / DE		Sales	DE	Price	Price / Sales	Price / DE
Low	$68	$8	$14	0.07	1.44	Low	$428	$167	$240	0.13	0.27
High	$11,468	$1,577	$6,132	0.67	12.00	High	$16,868	$4,297	$8,719	0.57	3.52
Mean	$3,848	$397	$1,240	0.31	5.51	Mean	$4,983	$922	$1,240	0.38	2.04
Median	$2,339	$151	$650	0.29	4.76	Median	$2,952	$131	$650	0.34	2.26
Standard Deviation	$3,660	$482	$1,670	0.17	3.71	Standard Deviation	$6,343	$1,691	$1,670	0.19	1.14
Coefficient of Variation				0.55	0.67	Coefficient of Variation				0.51	0.56
Harmonic Mean				0.21	3.24	Harmonic Mean				0.28	1.00
Count	13	12	13	13	12	Count	6	6	6	6	6

Valuation Methods Considered but Rejected

The following valuation methods were considered and rejected:

Prior Transactions in Subject Interest

Dividend Paying Capacity

Revenue Ruling 59-60, Section 4(e) states:

Primary consideration should e given to the dividend-paying capacity of the company rather than to the dividends actually paid in the past… where an actual or effective controlling interest in a corporation is to be valued, the dividend factor is not a material element, since the payment of such dividends is discretionary with the controlling stockholders. The individual or group in control can substitute salaries and bonuses for dividends, thus reducing net income and understating the dividend-paying capacity of the company. It follows, therefore, that dividends are less reliable criteria of fair value than other applicable factors.

The Company has never paid dividends and the current controlling interest owner has expressed that he does not plan to do so in the future. Accordingly, this method of valuation is not applicable.

Liquidation Value

Liquidation value, as generally defined, is the net proceeds that could be reasonably expected to be realized if the assets of a business were sold off piecemeal or in bulk with all liabilities extinguished, and all business activity terminated. It is assumed that the business discontinues as a going concern. This assumption is not consistent with the terms of this engagement to estimate fair market value of a minority interest ownership as a going concern. It has been expressed that it is management’s intention to maintain its operations into the foreseeable future. Additionally, the value of the Company based on a going concern basis is greater than if the company were to be liquidated.

Discounted Cash Flow Method

This method is based on the concept that the worth of a business is best represented by the present value of the estimated cash flow streams it can generate in the future. The estimated cash flow streams of the business enterprise are adjusted to reflect the time value of money as well as the associated business and economic risks of the enterprise.

While this method is theoretically sound, it relies on the ability of the valuation analyst and management to forecast earnings or cash flows with reasonable accuracy and assess the risk associated with those earnings or cash flows. As with any forecast, there is an element of uncertainty involved. This method is most suitable when current and historical performance do not provide a reasonable proxy for future performance or an unsustainable rate of growth expected for some years. We did not employ this valuation method because management indicated that it did not anticipate any major changes in future growth over the near term, but rather anticipated a rather constant rate of growth the next several years.

Selection of Most Suitable Methods

Consideration was given to the methods described in the previous section and they were rejected. After consideration was given to the methods described in the previous section, we selected the capitalization of earnings method, adjusted net asset method and the guideline public company method as the most appropriate for this valuation engagement.

2 Net profit may be defined as the amount available to the owner after normal business expenses but before taxes, loan payments, and owner’s compensation; this is sometimes called seller’s (owners) discretionary cash flow. It also may be defined in several alternative ways: (1) EBT=Earnings Before Taxes, (2) EBIT=Earnings Before Interest and Taxes; (3) EBITDA=Earnings Before Interest, Taxes, Depreciation and Amortization; and (4) Cash Flow.

3 Earnings within the Bizcomps database is defined as seller’s or owner’s discretionary cash flow (net profit before taxes, interest, depreciation and amortization, and one officer’s compensation).

4 Take the absolute value of the mean if it is negative.

Income Approach

The income approach is income-based rather than an asset or a market-based approach. The underlying assumption embodied in this approach is that an investor whose objective is to maximize his return on investment will invest in a property with similar investment characteristics, but not necessarily the same business. Value under this method is derived by discounting the expected future income streams of the business by the expected rate of return of the business. This discounted present value methodology evolves into a capitalization of earnings method when the expected future income streams are constant (i.e. a single period stream of benefits). The capitalization of earnings method is merely the procedure of converting a single period stream of future benefits into value.

Historical data is generally used as a starting point for estimating the future income of a business, but it is the future that cannot be ignored. Analysts will often value larger businesses using a discounted future earnings method because larger companies generally tend to more easily develop reliable economic income projections. On the other hand, because smaller businesses may not be able to develop such reliable economic income forecasts, analysts will more often use the capitalization of earnings method in determining value of such smaller companies. Notwithstanding, there can be exceptions to these generalities because of the facts and circumstances of each specific valuation engagement.

Application of the Capitalization of Earnings Method

Conceptually, this method is used to value a business based on the future estimated benefits, normally using some measure of earnings or cash flows to be generated by the company. These estimated future benefits are then capitalized using an appropriate capitalization rate. Under this method, all assets, both tangible and intangible, are indistinguishable parts of the business and it does not value them separately. In other words, the critical component to the value of the business is its ability to generate future earnings/cash flows. This method expresses a relationship between the following:

• Estimated future benefits (earnings or cash flow)
•	Yield (required rate of return) on either equity or total invested capital (capitalization rate.)
•	Estimated value of the business

The capitalization of earnings method is most appropriate when it appears that a company’s current and historical earnings can reasonably be considered indicative of its future operations, i.e. stable earnings and a long-term sustainable growth rate. Under this method, a normalized future benefit stream is divided by a capitalization rate5 to arrive at an estimate of value. Based on the foregoing, the application of this method requires the selection of the following assumptions used in the formula to estimate value:

a.	The selection of a benefits stream (usually earnings, cash flow, or dividends) to capitalize;
b.	Whether the benefits stream base is applicable to equity or invested capital; and
c.	The selection of a capitalization rate appropriate to the level of benefit stream selected.

Benefits to be Capitalized

The benefit stream selected in this method should be one that represents the most probable expectation of future returns for the interest being valued. The selection process requires determining the following:

a.	The type of benefits (e.g., earnings, cash flow, or dividends);
b.	The number of years to be used. Under the capitalization of earnings method, a single benefit stream is used to represent future earnings into perpetuity; and
c.
If more than one year is used in the determination of the expected future benefit stream, then it is necessary to determine whether any special weighting favoring some years over others is appropriate.

For the subject company we selected net cash flow after taxes because it is the level of benefits that is the best proxy for the return available to the owner of the company, a return that could be removed without impairing the ability of the business to meet its obligations and fund its future. Refer to Exhibit 5 for the computation of the normalized net cash flow to equity of $1.5 million.

Should an equity ownership interest be valued using a direct or indirect method? If equity is valued using a direct method, then an income or cash flow, which relates to the equity (shareholders) must be capitalized or discounted using a capitalization or discount rate related to the equity holders. Common benefit streams used when valuing equity directly include earnings (net of interest expense) before taxes (‘EBT”), earnings (net of interest expense) after taxes (“EAT”), and equity net cash flows.

If equity is valued using an indirect method, then an income or cash flow, which relates to both equity and debt holders, must be capitalized or discounted using a capitalization or discount rate related to both the equity and debt holders. The rate is defined as a weighted average cost of capital (“WACC”). Common benefit streams used when valuing equity indirectly include earnings before interest and taxes (“EBIT”), earnings before interest, taxes, depreciation and amortization (“EBITDA”), discretionary earnings (sometimes called “seller’s discretionary cash flow” or “SDCF” or earnings before owner’s compensation, depreciation, interest, and taxes), or invested capital net cash flows. This approach results in a total market value for all invested capital (value to equity holders and debt holders). The market value of the debt is subtracted from the market value of all invested capital to arrive at the market value of the equity.

Analysts most often value equity directly. However, there are certain instances where valuing equity indirectly should be considered. These instances include: (1) mergers and acquisitions of mid-size and large closely held companies, (2) those instances where the subject company has a capital structure that is likely to change during the forecasted periods, and (3) situations where the subject company has an atypical capital structure.

Summary

We selected net (after tax) cash flow to equity, which is a measure of net cash flow after interest expense. This means that the return to the debt holders (interest expense) has been eliminated, and the income to be capitalized is the income to the equity owner(s) only. Accordingly, this income stream, when capitalized, arrives at a value directly to the equity owner(s) of the subject Company.

Selection of an Appropriate Capitalization Rate

The critical step in the development of the fair market value of an equity ownership interest under the capitalization of earnings method is the determination of a capitalization rate for the appropriate definition of economic income forecasted.

The capitalization rate is any divisor, typically expressed as a percentage, used to convert anticipated benefits into value. Alternatively, the discount rate is a rate of return (cost of capital) used to convert a monetary sum, payable or receivable in the future, into present value and also must be appropriated to the forecasted income streams. The discount rate represents the total rate of return that an investor would demand on the purchase of an investment given the level of risk associated with the investment. The difference between the two rates is the capitalization rate equals the discount rate less the expected growth rate.

The expected rate of return for an investment in the subject company is based on the risk associated with that investment and the rates of return available on alternative investments. The expected rate of return determined, or the capitalization rate plus the expected growth rate, must combine to meet the expectations of the hypothetical buyer (investor) under the fair market value standard, as required in this valuation engagement. In addition, this rate of return must also be one that is acceptable to the willing seller, as also inherently embedded in the definition of the fair market value. In accordance with this definition of value, the valuation analyst must determine an acceptable rate of return that both a hypothetical willing buyer and a hypothetical willing seller would deem acceptable without compulsion and with knowledge of relevant information.

Furthermore, as explained earlier, the buyer is a financial and not a strategic buyer. Therefore, the buyer is not motivated by any synergy or other strategic advantage. It is also important to note that an investor will require a higher rate of return, as expected returns are perceived to contain more risk. Empirical studies have indicated that investors of publicly traded firms have required rates of return that are currently above prevailing risk-free rates of return. Naturally, investors of private firms would require substantially higher rates of return because of the additional risk associated with private firms. For example, closely held firms have limited access to public capital markets increasing the inherent risk and thus the required rate of return.

Given the IRS’s position as previously cited in Revenue Ruling 59-60, we reviewed the public marketplace in developing our estimate of the capitalization rate. The capitalization rate, as calculated in Exhibit 10-Capitalization Rate - Ibbotson Build up Model is presented below.

Capitalization Rate - Ibbotson Build up Model Exhibit 10
Cost of equity
	Risk-free Rate of Return			2.48%
	Common Stock Equity Risk Premium			6.62%
	Small Stock Risk Premium			10.90%
	Plus/Minus Industry Risk Premium			7.1%
	Company Specific Premium
		Depth of Management	8.0%
		Importance of Key Personnel	8.0%
		Debt Structure	8.0%
	Total Company Specific Premium			24.0%
	Total Cost of Equity				51.1%
	Less Sustainable Growth				3.0%
	Next Year Capitalization Rate				48.1%
	Current Year Capitalization Rate				46.7%

	Selected Capitalization Rate				46.7%

Risk free rate. Generally, the risk-free rate of return is the rate of return that an investor can obtain without taking on risk associated with the market (i.e. free of the risk of default). The rate most commonly used by analysts is the 20-year U.S. Treasury yield to maturity as of the effective date of the valuation. Additionally, Ibbotson Associates, which is often used in the development of discount and capitalization rates, uses this rate of return in its calculations of equity risk premiums because its data goes back to 1926 and 20 years was the longest period U.S. Treasury obligations were issued during the earlier years of that time period.

The estimated 20-year U.S. Treasury bond yield as of December 31, 2011 was 2.48%.

Equity Risk Premium (Reflecting Systematic Risk). The equity risk premium (“ERP”) is the reward required by investors to accept uncertain outcomes associated with owning equity securities and its measured by distributions (dividends and withdrawals), the reinvestment of dividends in the market, and the capital gain or loss in the value of the investment. It represents the extra return that equity holders expect to achieve over risk-free assets on average. The ERP is calculated by Ibbotson Associates6 using the arithmetic average returns on the Standard & Poor’s 500 from 1926 to December 31, 2010 over the income return for the same period on the 20-year U.S. Treasury bond as the benchmark for the risk-free rate.

The ERP as of December 31, 2011 is equal to 6.62%.

Small Company Risk Premium This added-risk element is associated with the additional risk inherent in the development of equity risk premiums for smaller companies as compared to larger companies. The need for this size premium adjustment is the result of the fact that small companies generally are more risky than larger companies. Empirical studies have shown that the returns of the shares of small companies tend to generally outperform stocks of larger companies. The greater risks inherent in smaller companies are the results from limited access to capital markets, dependence upon limited products and geographic market with relatively small customer bases, reliance on few suppliers, limited management depth and/or key person dependence, etc.

The risk premium for size is obtained from Ibbotson Associates Annual Studies7 as well. Due to the fact that an industry risk premium is incorporated in this build-up capitalization rate computation, Ibbotson Associates notes that the proper size premium to be used should be the beta-adjusted size premium, in this case, 10.9% is the beta-adjusted size premium for the 10th decile designated as Micro Cap.

Industry Risk Premium. This additional risk premium or discount may be determined by focusing on how the general economy compares with expectations for the particular industry. The key considerations in arriving at the Industry Risk Premium were:

1)	How has this industry reacted to similar general economic conditions in the past?
2)	What are the industry forecasts and how do they relate to this company?
3)	What is its position in the industry?

The analyst has concluded that a 7.1% rate would be appropriate for this risk factor.

Specific Company Risk Premium. The last increment considered relates to factors specific to the Company and is based on the analyst’s professional judgment, as no empirical data or evidence presently exists to measure these specific risk factors. The analyst needs to identify these additional risk factors and determine their incremental magnitude to the rate of return.

Operating History, Consistent Earnings Growth. In each of the years analyzed in the previous sections, the Company experienced significant growth resulting from its flexibility in its business model and managements relationships within the industry. For this reason, the analyst has slightly decreased the potential specific risk premium that was to be added for this factor.

Reliance on Key Personnel. Heartland, Inc.’s management is experienced and capable. However, the operation is very dependent on its majority shareholder and key executives in its day to day operations. We view lack of management depth as a significant risk. For this reason, we have increased our specific risk premium that was added for this factor.

Financial Risk. The Company’s balance sheet indicates that it is more highly leveraged than its industry peers and its metal fabrication business segment is unable to service its debt and has to borrow from the other segments. Highly leveraged companies are more susceptible to market downturns and we believe that this represents an increased risk premium for this factor.

Based on the foregoing, we added 24.0% as an additional company specific risk premium.

 Long-term Sustainable Growth. We selected 3.0% as our long-term sustainable growth rate for the Company. This rate was based on the fact that the industry outlook is positive and the fact that the management team has produced a consistent growth pattern over the years analyzed. However, it would not be prudent to expect that the Company would continue at this pace into the future.

Summary and Indication of Value by this Method

To arrive at the value indicated under this method, we divide the selected normalized net earnings by the capitalization rate of 46.7% which is presented in the following Exhibit 10-1.

Indicated Value Exhibit 10-1
Adjusted After Tax Cash Flow	1,459,900
Divide By
Capitalization Rate	46.7%
Indicated Value	3,126,124

Selected Value	3,126,000

The value indicated is a control value because the normalizing adjustments to arrive at the average adjusted net cash flows represent those that were solely at the discretion of the controlling owners. To the extent any discount for lack of marketability (liquidity) or minority interest is necessary will be explained and applied in a later section.

Adjusted Net Asset Method

Consideration was given to the asset-based approach. This method is normally applicable only when valuing control ownership interests, where such owners possess the authority to access the values locked in the assets. This is true because the assets are owned by the corporation not by the shareholders who own only shares in the corporation.

Application of the Adjusted Net Asset Method

In Exhibit 10-2: Normalized Operating Tangible Equity as of December 31, 2011, we accepted book values of the tangible and intangible assets as a proxy for their fair market values. All assets were considered operating assets.

Summary and Indication of Value by this Method

Indicated Value Exhibit 10-2	Dec
2011

Unadjusted Equity	7,478,252
Total Adjustments	-
Indicated Value	7,478,252

Selected Value	7,478,000

The value indicated by this method is on a “control” and “marketable” basis with respect to the net tangible assets. The value is a control value because the individual assets (tangible and intangible) were valued based on the assumption that the controlling owner of the individual assets had the right to liquidate them without obtaining approval from any other owner. It is considered to be marketable for the assets at their fair market value, free from restrictions or alienation. Notwithstanding, a discount for lack of marketability and control would be applicable as the Company is being valued on a minority interest and non-marketable basis.

Market Approach

The market approach is the most direct approach for establishing the market value of a business. Under this approach, the objective is to identify guideline businesses that are comparable and are traded on a public market or have actually sold. In general, this approach is difficult to use for relatively small, closely held businesses because the number of comparable guideline companies are relatively few in number and often times difficult to obtain the pertinent information regarding their financial and operating performance.

Application of the Guideline Public Company Method

Conceptually, under the Guideline Public Company Method, the initial value determined is often called a publicly traded equivalent value or “as if freely traded” value-that is, the price at which the stock would be expected to trade if it were publicly traded. The method relies on value measures derived from the prices of the shares of publicly traded stocks of companies that are sufficiently similar to the subject company’s shares in order to be classified as a “guideline” or “comparable” company. The value measure is usually some multiple computed by dividing the price of the guideline company’s stock as of the valuation date by some relevant economic variable (earnings, revenue, book value, etc.) observed or calculated from the guideline company’s financial statements, which results in multiples such as price/earnings, price/revenue, price/book value, etc. The appropriate multiple, adjusted to be more comparable with the subject company, is then multiplied by the applicable economic variable of the subject company (earnings, price, book value, etc.) to derive the initial indicated value, before adjustment for shareholder specific factors such as size of the block and degree of marketability.

To ensure comparability, the economic factors that drive the guideline company should be driving the subject company. However, it is important to note that larger, guideline companies will sell for higher multiples than the smaller subject company. This is due to the fact that larger companies tend to have greater management depth, stronger market positions, more diversified customers and products, easier access to capital and, resulting from greater financial resources, are generally viewed as less risky than the smaller subject company.

The Guideline Company method is considered most useful when valuing other minority interests. When valuing controlling interests, it is more appropriate to value these equity interests by using only guideline controlling-interest transactions. There is a presumption that the guideline companies will continue as a going concern and therefore, it is expected to produce a value under the premise that the subject company is expected to operate on a going concern basis.

In this case, we are using guideline public companies that have similar operational characteristics and meet the subject criteria to Heartland, Inc.

Guideline Companies Selected

As directed by Revenue Ruling 59-60, we looked for companies in “the same or similar line of business” as the subject company. As presented in Exhibit 10-3: Public Guideline Company Transactions, we used Heartland, Inc. ticker symbol HTLJ. The publicly traded counterpart to the interest being valued is identical. This publicly traded stock represents the minority interest value of the subject interest in a freely trading market place.

For each, we have analyzed the price-to-earnings multiple, based upon the high and low stock price for the year ended December 31, 2011. We then calculated the average for the price-to-earnings multiple for the group. The results are reflected in Exhibit 5-5: Development of Price/Earnings from Guideline Companies below:

Public Guideline Company Transactions
Exhibit 10-3								Price for	Market	Market
		Pre-Tax	Net	Total			Shares	the Month	Value	Value
Public	Sales	Profit	Profit	Assets	Equity	ROE	Outstanding	Ended	Equity	Capital	P/R	P/A	P/B
Company	(Millions)	Margin	Margin	(Millions)	(Millions)	(common)	(Millions)	12/31/2011	(Millions)	(Millions)	12/31/2011	12/31/2011	12/31/2011
Heartland	100,241	(996)	(1,047)	26,305	6,710	-1564118.1%	56,518	0.03	1,695.54	1,695.54	0.02	0.06	0.25

										Average	0.02	0.06	0.25
										Median	0.02	0.06	0.25

								Selected Multiples ==>		Median	0.02	0.06	0.25

We selected the December 31, 2011 market price because we believe it represents the markets perspective of a marketable minority interest holding. Additionally, we believe that the market has adjusted over time to reflect the fact that this security is thinly traded or lacks liquidity.

Application of the Merger and Acquisition Method

Conceptually, the Merger and Acquisition Method, although similar to the Guideline Company Method in its use of price multiples, focuses on the transactions involving the sales of entire companies, rather than sales of minority interest of publicly traded shares of stock. Since the transactions comprise sales of entire companies, any derived value for the subject company using this method results in a control value.

Additionally, this method can be applied by using both public company and private company data. However, multiples derived from public company data result in minority interest, marketable values, while multiples determined from private company data result in control, non-marketable values. Public company data is more readily available, but because of size of public companies, they are often not comparable to the subject company. Alternatively, private company data, obtained more often than not from business brokers, is frequently available but with limited amounts of detail. In fact, the most often used multiples (ratios) available from these private databases are the selling price to annual gross revenue and the selling price to some form of earnings (usually, some form of discretionary earnings). Most all of the databases provide limited information about the business, typically a short description about its line of business, annual revenue, selling price, and some form of earnings.

The multiples derived from using the Merger and Acquisition Method may be averaged and/or modified to arrive at a single price-to-revenue and/or price-to-earnings multiple that is most similar to the subject company. This derived multiple is then applied against the subject company’s revenue (sales) and/or net income to derive a value for the subject company.

In previous sections, several transactions from each database were found that met our criteria for comparability with Heartland, Inc. We found that, for each database, the price-to-revenue multiple, as shown in Exhibit 5-2, was the ore appropriate measure to use in determining an indication of value for the Company. The price-to-revenue multiples included for each database were calculated using the sold businesses’ most recent year’s revenue. We used revenues for 2011 which were $112 million.

The subject interest is an incorporated business and, assuming that the Company would be sold to a buyer in a stock sale, all assets and liabilities of the subject business must be taken into account in the final opinion of value. All sales listed in the Bizcomp and IBA databases are asset sales, as contrasted with stock sales, and the sales price is total reported consideration, including cash, notes, liabilities assumed by the buyer, but excludes the value of real estate.

As such, the transactions in these databases are presumed to be inclusive of fixed assets (excluding real estate) but not certain debt or any cash or accounts receivable. Accordingly, adjustments will be required to recognize those assets and liabilities that are recorded on the books of Heartland, Inc., but would not be included in a typical sale as reported in the aforementioned databases.

In Exhibit 8 and 9, we determined the multiples based upon the percentage of earnings-to-revenue for the sales transactions and how these percentages compared to Subjects normalized earnings-to-revenue percentage. See information is presented again below:

Summary and Indication of Valuation by the Market Approach (Guideline Public Company and Mergers & Acquisition Methods

Market Data P/R Indicated Value
Exhibit 10-4		Comparable
		Public	IBA
	BIZCOMPS	Data	Data

Revenue Base	111,979,800	111,979,800	111,979,800
P/R Multiple	0.23	0.02	0.29
Sub-Total	25,204,590	1,894,098	32,474,142
Adjustment	7,478,252		(8,676,411)
Sub-Total	32,682,842	1,894,098	23,797,731
Less Minority Interest Discount	0.0%	0.0%	0.0%
Operating Value	32,682,842	1,894,098	23,797,731
Less Marketability Discount	0.0%	0.0%	0.0%
Operating Value	32,682,842	1,894,098	23,797,731
Excess/Non-Operating Assets	-	-	-
Ongoing Value	32,682,842	1,894,098	23,797,731

The value selected represents a minority interest valuation because the price multiples were determined from the sales of minority interests of publicly traded shares of stock, and the net earnings figure was an unadjusted net earnings amount. Therefore, in order to derive a controlling interest value, it would be necessary to apply a control premium to this indicated value. This is not necessary for this non marketable minority interest valuation engagement.

Adjustment for Minority Interest

We were engaged for the purpose of valuing a minority ownership interest of the issued and outstanding shares of common stock of Heartland, Inc. on a non-marketable basis.

Conceptual Basis

A minority ownership interest generally lacks the ability to control a business enterprise. As a result, the minority owners are considered to be less valuable on a pro rata basis than a comparable controlling interest. A minority adjustment, or lack of control adjustment, takes into account the inability of an owner of a fractional interest in a closely held business to control the operation and management of the business. In particular, a security interest lacking control is unable to compel distribution of earnings and profits (absent judicial remedies), to force liquidation, or to affect any significant changes in operations and general business. As a result these inherent limitations in owning a non-controlling interest in a business that is closely held, a willing buyer will presumably purchase such an interest only at a price that accounts for these limitations.

Adjustment Appropriate for the Subject Interest

The determination of whether a formulated value is on a control or minority basis is based on the valuation methodology applied. The key to determining whether a calculated value is a control or a minority value depends on the determination of economic income. Shannon Pratt, a noted authority on the valuation of businesses, states in his book tilted Valuing A Business that “almost all the difference in control versus minority value in the income approach is found in the numerator-the expected economic income-rather than in the denominator-the discount or capitalization rate.”8 Accordingly, to the extent the normalizing adjustments represent those that are solely at the discretion of the controlling owners, the resulting indicated value represents a control value. Alternatively, if a minority value is required, then it is inappropriate to record a controlling adjustment.

Capitalization of Earnings Method. The normalizing adjustments that we made to arrive at expected economic income to be capitalized under this method are only those adjustments that would not require control. We added non-cash expenditures such as depreciation, and then offset this adjustment by anticipated capital expenditures as provided to us by the owner of the controlling interest in the Company. Additionally, we made adjustments for long-term debt and expected changes in working capital. The indication of value based upon these adjustments represents a control value, requiring an adjustment to arrive at the value for a minority interest stakeholder.

Adjusted Net Asset Method. As previously stated, this method initially derives a controlling interest value. Therefore, a lack of control discount is appropriate.

Guideline Public Company Method. The indicated value derived under this method represents a minority interest valuation because the price multiples were determined from the sales of minority interest of publicly traded stock. In addition, the price/earnings multiple was applied to the unadjusted earnings (i.e. earnings that would be attributable to a minority shareholder) of the Company for the year ended December 31, 2011. Accordingly, no further minority interest adjustment is required.

Merger and Acquisition Method. This method used transactions in which controlling interests were sold. As such, the resulting value is a control value and a minority interest adjustment is required.

As previously stated, the value of a minority interest in a company is worth less than that of a controlling interest. Merger stat Review Studies reflect that, as recently as 1994, the median minority discount would be about 26%. These numbers were derived by studying the price differences between a company’s stock price when sold as a whole company versus the trading price in the open market representing a minority interest.

	Control Premiums and Discounts		Exhibit 11
	Industry Class:	Wholesale & Distribution
				Average	Implied *
Use Year		Acquisition	Number of	Control	Minority
1=Yes/2=No		Year	Transactions	Premium	Discount

2	Year 5	2006	11	25.3%	20.2%
2	Year 4	2007	11	31.7%	24.1%
2	Year 3	2008	8	40.9%	29.0%
2	Year 2	2009	5	47.3%	32.1%
1	Year 1	2010	14	146.5%	59.4%
		Weighted Average		146.5%	59.4%

		* Formula: 1-(1/(1+Average Premium Paid))
		© 2010 FactSet Mergerstat, LLC. All Rights Reserved.

Accordingly, we chose a minority discount of 59.4%.

Adjustment for Lack of Marketability

A prudent investor would consider the fact that the common shares are not easily traded like those of a public company. Studies such as Robert W. Baird & Co. study of the value of marketability as illustrated in initial public offerings of common stock indicate an average discount of 45% with a maximum discount of 79%. Other studies have been done and the results were comparable. Since the studies consider the lack of marketability for stocks that are eventually marketed to the public and our subject company will not ever be marketed to the public, according to the majority owner, a discount larger than the average for lack of marketability would seem appropriate. We have chosen a discount of 40%.

5 Any divisor (usually expressed as a percentage) used to convert anticipated benefits into value. A capitalization rate for a company is equal to the discount rate less the long-term annually compounded sustainable growth rate of the company into perpetuity.

6 Stocks, Bonds, Bills & Inflation, Valuation Edition, 2011 Yearbook, (Chicago: Ibbotson Associates, 2011). (Ibbotson Associates)

7 (Ibbotson Associates)

8 Shannon P. Pratt, with Robert F. Reilly, and Robert P. Schweihs, Valuing A Business, The Analysis and Appraisal of Closely Held Companies, (Irwin Professional Publishing, 1996), p. 304.

RECONCILIATION OF INDICATED VALUES

In order to finalize the valuation, a level of confidence or weighting must be placed on the indicated values under the various methods. The weighting is applied not to mechanize the valuation process through the application of a formula, but rather to assist the reader in understanding our informed judgment with respect to the issue of greater and lesser appropriateness of the various methods applied.

The Capitalization of Earnings Method. Under this method, the business is treated as a pure investment activity and it stresses the measurement of the investment on its financial return generated. We have concluded that this is the best method of valuing Heartland because the earnings of an operating business are critical to its financial success and ultimate value.

The Adjusted Net Asset Method. Under this method, the analyst treats the business as a collection of assets, and in effect, values the business asset-by-asset, net of liabilities. We believed that this method was not appropriate for valuing the Company under the circumstances.

The Guideline Public Company Method. As indicated earlier, this method would not have been contemplated based upon the significant size of the comparable public companies in relation to the size of Heartland.

The Merger and Acquisition Method. Due to the fact that the value is determined based upon evidence from the market of the amount at which similar companies have sold, this method was appealing. However, due to their size of the comparable companies and the limitations on the data known about these transactions, we did not use this method in valuing Heartland.

RECONCILIATION AND ADJUSTMENT OF INDICATED VALUES - MINORITY/NON-MARKETABLE - Exhibit 12
Valuation Method	Valuation Approach	Value Indicated by Method	Minority Discount	Marketability Discount	Adjusted Value	Determined Value	Shares O/S	Value per Share

CAPITALIZATION OF EARNINGS METHOD	Income	$3,126,120	59%	40%	$769,026	$769,026	56,518,422	0.01

ADJUSTED NET ASSETS METHOD	Asset	7,478,300	59%	40%	$1,839,662	N/A	56,518,422	0.03

GUIDELINE PUBLIC COMPANY METHOD	Market	1,894,098	N/A	40%	$1,136,459	N/A	56,518,422	0.02

MARKET COMPARABLE METHOD - BizComps	Market	32,682,842	59%	40%	$8,039,979	N/A	56,518,422	0.14

MARKET COMPARABLE METHOD - IBA	Market	23,797,731	59%	40%	$5,854,242	N/A	56,518,422	0.10

					Total	$769,026

					100% Interest	$769,026

VALUE CONCLUSION

The fair market value of a minority interest share in the outstanding common stock on a non-marketable basis of Heartland Inc., a C Corporation, subject to the assumptions and limiting conditions contained herein, as of December 31, 2011 is: $0.01 PER SHARE (56,518,422 SHARES ISSUED AND OUTSTANDING).

APPENDIX A: VALUATION ANALYST’S REPRESENTATIONS

The analyses, opinions, and conclusion of value included in the valuation report are subject to the specified assumptions and limiting conditions (see Appendix B), and they are the personal analyses, opinions, and conclusion of value of the valuation analyst.

The economic and industry data included in the valuation report have been obtained from various printed or electronic reference sources that the valuation analyst believes to be reliable. The valuation analyst has not performed any corroborating procedures to substantiate that data.

The valuation engagement was performed in accordance with the American Institute of Certified Public Accountants Statement on Standards for Valuation Services.

The parties for which the information and use of the valuation report is restricted are identified; the valuation report is not intended to be and should not be used by anyone other than such parties.

The analyst’s compensation is fee-based and is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the estimate of value or the attainment of a stipulated result.

The valuation analyst did not use the work of outside specialists to assist during the valuation engagement.

The valuation analyst has no obligation to update the report or the opinion of value for information that comes to his or her attention after the date of the report.

Signature of the Analyst:________________________
Mr. M. Scott Calhoun, CPA, CVA

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APPENDIX B: LIMITING CONDITIONS

1. The conclusion of value arrived at herein is valid only for the stated purpose as of the date of the valuation.

2. Financial statements and other related information provided by Heartland, Inc. and Subsidiaries or its representatives, in the course of this engagement, have been accepted without any verification as fully and correctly reflecting the enterprise’s business conditions and operating results for the respective periods, except as specifically noted herein. Cross Roads Consulting, LLC has not audited, reviewed, or compiled the financial information provided to us and, accordingly, we express no audit opinion or any other form of assurance on this information.

3. Public information and industry and statistical information have been obtained from sources we believe to be reliable. However, we make no representation as to the accuracy or completeness of such information and have performed no procedures to corroborate the information.

4.We do not provide assurance on the achievability of the results forecasted by Heartland, Inc. and Subsidiaries because events and circumstances frequently do not occur as expected; differences between actual and expected results may be material; and achievement of the forecasted results is dependent on actions, plans, and assumptions of management.

5. The conclusion of value arrived at herein is based on the assumption that the current level of management expertise and effectiveness would continue to be maintained, and that the character and integrity of the enterprise through any sale, reorganization, exchange, or diminution of the owners’ participation would not be materially or significantly changed.

6. This report and the conclusion of value arrived at herein are for the exclusive use of our client for the sole and specific purposes as noted herein. They may not be used for any other purpose or by any other party for any purpose. Furthermore the report and conclusion of value are not intended by the author and should not be construed by the reader to be investment advice in any manner whatsoever. The conclusion of value represents the considered opinion of Cross Roads Consulting, LLC, based on information furnished to them by Heartland, Inc. and Subsidiaries and other sources.

7. Neither all nor any part of the contents of this report (especially the conclusion of value, the identity of any valuation specialist(s), or the firm with which such valuation specialists are connected or any reference to any of their professional designations) should be disseminated to the public through advertising media, public relations, news media, sales media, mail, direct transmittal, or any other means of communication without the prior written consent and approval of Cross Roads Consulting, LLC.

8. Future services regarding the subject matter of this report, including, but not limited to testimony or attendance in court, shall not be required of Cross Roads Consulting or its Analysts, unless previous arrangements have been made in writing.

9. Cross Roads Consulting, LLC is not an environmental consultant or auditor, and it takes no responsibility for any actual or potential environmental liabilities. Any person entitled to rely on this report, wishing to know whether such liabilities exist, or the scope and their effect on the value of the property, is encouraged to obtain a professional environmental assessment.  Cross Roads Consulting, LLC does not conduct or provide environmental assessments and has not performed one for the subject property.

10. Cross Roads Consulting, LLC has not determined independently whether Cell│[1]ReportWriter!B3│0││Heartland, Inc. and Subsidiaries is subject to any present or future liability relating to environmental matters (including, but not limited to CERCLA/Superfund liability) nor the scope of any such liabilities. Cell│[1]ReportWriter!B7│0││Cross Roads Consulting, LLC’s valuation takes no such liabilities into account, except as they have been reported to Cell│[1]ReportWriter!B7│0││Cross Roads Consulting, LLC by Cell│[1]ReportWriter!B3│0││Heartland, Inc. and Subsidiaries or by an environmental consultant working for Cell│[1]ReportWriter!B3│0││Heartland, Inc. and Subsidiaries, and then only to the extent that the liability was reported to us in an actual or estimated dollar amount. Such matters, if any, are noted in the report. To the extent such information has been reported to Cell│[1]ReportWriter!B18│0││us, Cell│[1]ReportWriter!B7│0││Cross Roads Consulting, LLC has relied on it without verification and offers no warranty or representation as to its accuracy or completeness.

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11. Cell│[1]ReportWriter!B7│0││Cross Roads Consulting, LLC has not made a specific compliance survey or analysis of the subject property to determine whether it is subject to, or in compliance with, the American Disabilities Act of 1990, and this valuation does not consider the effect, if any, of noncompliance.

12. No change of any item in this appraisal report shall be made by anyone other than Cell│[1]ReportWriter!B7│0││Cross Roads Consulting, LLC, and Cell│[1]ReportWriter!B16│0││we shall have no responsibility for any such unauthorized change.

13. Unless otherwise stated, no effort has been made to determine the possible effect, if any, on the subject business due to future Federal, state, or local legislation, including any environmental or ecological matters or interpretations thereof.

14. If prospective financial information approved by management has been used in Cell│[1]ReportWriter!B19│0││our work, Cell│[1]ReportWriter!B16│0││we have not examined or compiled the prospective financial information and therefore, do not express an audit opinion or any other form of assurance on the prospective financial information or the related assumptions. Events and circumstances frequently do not occur as expected and there will usually be differences between prospective financial information and actual results, and those differences may be material.

15. Cell│[1]ReportWriter!B15│0││We have conducted interviews with the current management of Cell│[1]ReportWriter!B3│0││Heartland, Inc. and Subsidiaries concerning the past, present, and prospective operating results of the company.

16. Except as noted, Cell│[1]ReportWriter!B16│0││we have relied on the representations of the owners, management, and other third parties concerning the value and useful condition of all equipment, real estate, investments used in the business, and any other assets or liabilities, except as specifically stated to the contrary in this report. Cell│[1]ReportWriter!B15│0││We have not attempted to confirm whether or not all assets of the business are free and clear of liens and encumbrances or that the entity has good title to all assets.

17.  Cross Roads Consulting, LLC did not perform a site visit.

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APPENDIX C: QUALIFICATIONS OF APPRAISER

Mr. Calhoun is the Managing Director and founder of Cross Roads Consulting, LLC. He is a licensed Certified Public Accountant (CPA) in the State of Florida and a Certified Valuation Analyst (CVA) who has 25 years of accounting and financial management experience. Mr. Calhoun has spent most of his professional career working with public and private middle market and emerging growth companies in the areas of financial reporting, business and strategic planning, internal accounting, tax planning, forecasting and financial modeling and valuation. He has a comprehensive background in financial management, contract negotiation, system evaluation, staff development, account management and client development. Mr. Calhoun has demonstrated abilities in the implementation of strategic/tactical plans, identification of process improvement opportunities and building relationships with multiple personnel levels. He has significant experience in multiple unit/location environments.

Mr. Calhoun has been engaged as a subject matter expert for the purpose of providing his clients' guidance on the application of technical accounting standards and the development of models for the purpose of calculating fair value as defined in SFAS 157 Fair Value Measurements (FASB Codification ASC 820-10). Recent projects include analysis of convertible notes, convertible preferred stock, mandatorily redeemable instruments (preferred and common stocks), free standing written put agreements and earn out agreements. Additionally, he has performed calculations of fair value for the purpose of allocating purchase price under SFAS 141 and 141r Business Combinations (FASB Codification ASC 805) and was engaged to restate financial statements and perform valuations resulting from the incorrect application of SFAS 123r Accounting for Stock-Based Compensation (FASB Codification ASC 718 & 505) and back dating issues. Mr. Calhoun has held positions as Controller, Director of Financial Planning and Analysis, CFO and Director of Consulting. His experience includes private industry, public company, public accounting and government. His industry coverage includes retail, manufacturing, agriculture, sports and entertainment, governmental and not-for-profit, exploration, construction, food service, hospitality, gaming, telecommunications and real estate management.

Mr. Calhoun’s unique and diversified background enables him to apply valuation concepts to virtually any industry and business enterprise. Having worked both as member of executive management and as a consultant, he has a tremendous amount of experience to draw on in analyzing the results of operations which is crucial in the application of valuation concepts. Mr. Calhoun has been engaged to prepare business valuations for SEC reporting, income tax reporting and buy/sale arrangement purposes.

Mr. Calhoun holds a Bachelor of Science in Accounting from the University of Florida and a Masters in Business Administration from Florida Southern College.

C-1

APPENDIX D: SOURCES OF INFORMATION

This information was accepted without further verification. See Appendix B for a complete list of the assumptions and limitations to which this valuation report is subject to.

1.	Forms 10Q and 10K as published in public domain on the SEC EDGAR Online system.

2.	Excel spreadsheet files containing annual consolidating worksheets and segment financial information provided by management.

3.	Fixed asset schedules and depreciation worksheets provided by management.

4.	Notes Payable amortization schedules provided by management.

D-1

APPENDIX E: MARKETABILITY DISCOUNT

Marketability relates to the liquidity of an investment relative to a comparable and actively traded alternative. In essence, impairment of liquidity increases an investor’s expected rate of return. As a result, the market clearing price of a nonmarketable security is discounted relative to the price of its marketable counterpart. The discount for lack of marketability is stated as a percentage of a marketable value.

The valuation of share of stock in closely held corporations typically warrants a discount for lack of marketability. Many factors affect the liquidity of an investment. Among them are the following:

1. Number of shareholders;

2. Size of the block of stock being valued;

3. Restrictions on its sale by agreement or law;

4. The absence of registration; and,

5. The anticipated dividend flow attributable to the investment.

When attempting to quantify these factors that influence liquidity into an appropriate discount for lack of marketability, it is necessary to consider the following factors:

1. The holding period. Without an active market, an investor must hold for an uncertain length of time until a liquidity event occurs. In general, longer holding periods without liquidity imply higher discounts for lack of marketability. An investor should reasonably characterize exit timing along a probability distribution. Although subjective, the relative probabilities of exit dates are reasonably related to the following:
a. Historical ownership policies (insiders, outsiders, family, investors, etc.);

b. Buy/sell or other shareholder agreements;

c. Management/ownership succession (age, health, competence, emerging liquidity needs);

d. Business plans and likely exit strategies of the controlling owner(s); and

e. Emerging attractiveness for equity offering or acquisition.

2. Required holding period return. To overcome the unattractiveness of the lack of liquidity, an investor in such securities expects a premium return in excess of that provided by liquid alternatives. Investment features that impair marketability will exact higher expected rates of return which imply higher discounts for lack of marketability. Unattractive features of a lack of liquid security could include the following:
a. Absence, inadequacy of or inability to pay dividends;

b. Subjective uncertainties related to the duration of the expected holding period and to achieving a favorable exit date valuation;

c. Restrictive shareholder agreements; and,

d. Various other features that increase uncertainty of cash flows.

3. Growth in underlying value during the holding period. If an investment is appreciating, that growth will provide a portion of the realized return during the holding period. Growth and marketability discounts are negatively correlated. As expected capital appreciation increases, discounts for lack of marketability decrease. Growth potential should be evaluated in the context of management’s business plan, historical growth, and external factors such as emerging industry conditions and market valuations.

4. Expected cash flow distributions during the holding period. Holding period returns are also provided by interim cash flows (in addition to capital appreciation). As with growth, holding period cash distributions and discounts for lack of marketability are negatively correlated. Holding period cash flows (dividends, etc.) should be evaluated in the context of historical dividend policy, ability to distribute and the cash needs implied by the business plan.

Empirical Studies

Guidance as to the proper level of the discount can also be found in examining studies which have approached the question from several different perspectives.

One approach is to analyze the differences in prices between publicly traded securities and those of restricted stocks of the same companies. Since a “lettered” stock is identical to the traded stock in all respects except marketability, the difference in price highlights the marketability discount. Among the more prominent studies are the following:

1. “Discounts Involved in Purchases of Common Stock,” in US 92nd Congress, 1st Session, House, Institutional Investor Study Report of the Securities and Exchange Commission (Washington, DC: US Government Printing Office, March 10, 1971, 5:2444-2456, Document No. 92-64, Part 5);
2. A study of closed end investment funds (Milton Gelman, “An Economist-Financial Analyst’s Approach to Valuing Stock of A Closely Held Company,” Journal of Taxation (June 1972), p. 354);
3. A study of prices paid for restricted stocks (Robert E. Maroney, “Most Courts Overvalue Closely Held Stocks,” Taxes, March 1973, pp. 144-54);
4. A study of prices paid for restricted stocks (J. Michael Maher, “Discounts for Lack of Marketability for Closely Held Business Interests,” Taxes, September 1976, pp. 562-71; and,
5. A more recent study of restricted stocks (William L. Silber, “Discounts on Restricted Stock: The Impact of Illiquidity on Stock Prices,” Financial Analysts Journal, July/August 1991, pp. 62-64.)

All of these studies identified median or average discounts in the range of 30-40% for prices of non-marketable stocks in comparison to marketable shares which were otherwise deemed to be comparable. The SEC Institutional Investor study reflected a mean discount of 25.8% while the remainder had average discounts in the range of 33-35%.

A second approach is to analyze the relationship between the prices of companies whose shares were initially offered to the public (IPO) and the prices at which their shares traded privately within a five month period immediately preceding the public offering. A series of studies conducted by John D. Emory at Robert W. Baird & Co., Inc. indicate median and mean lack of marketability discounts of 40% to 45% (see Emory, John D., “The Value of Marketability as Illustrated in Initial Public Offerings of Common Stock, February 1992 through July 1993,” Business Valuation Review, December 1993, pp. 3-5).

The objective of the Emory studies is to relate the prices at which private transactions took place before an IPO and the price at which the stock was subsequently offered to the public, in order to objectively gauge the value of marketability.

The majority of the companies in the survey reflected discounts exceeding 30%. The highest discounts indicated in the sample were 82% and 94%.

The implication of the studies is clear: presumably arm’s length transactions taking place within a short time of the actual IPOs occur at substantial discounts to the ultimate public offering price. These studies support both the validity and magnitude of marketability discounts in general, and particularly for companies that are not public offering candidates and for which the prospects for shareholder liquidity may be remote.

Court Decisions

Further guidance for marketability discounts can be found in various court decisions. These decisions provide insight into the discounts allowed in various circumstances. «Cell│[1]ReportWriter!b15│0││I» look at evidence from court decisions, not to cite as direct evidence in the instant case, but to review how courts have previously interpreted the objective evidence presented. In addition, «Cell│[1]ReportWriter!b16│0││I» look to court cases for general guidance concerning the nature of evidence deemed acceptable in previous decisions.

A survey performed by Thomas Solberg (Thomas A. Solberg, “Valuing Restricted Securities: What Factors Do the Courts and the Service Look For,” Journal of Taxation, September 1979, pp. 150-54) of fifteen cases indicated a mean discount of 37.4%. A similar study by Phillip Moore (Phillip W. Moore, “Valuation Revisited,” Trusts & Estates, February 1987, pp. 40-52), which analyzed fourteen cases by the U.S. Tax Court from 1969 through 1982, indicated wide variations in the decisions but with a trend toward allowing higher discounts.

In “Estate of Berg” (61 TCM 1991-279), the Tax Court relied upon an expert’s analysis of specific factors that influenced the magnitude of a minority interest discount (20%) and a marketability discount (10%). The expert’s specificity appeared to be persuasive to the court. Other experts in the Berg case were admonished by the court for presenting discount analyses that were “exceedingly general and lacking in specific analysis of the subject interest.”

In “Estate of Jung” (101 TIC. No.28), the Tax Court allowed a 35% discount for lack of marketability for a 21% interest in Jung Corp., a manufacturer and distributor of elastic textile goods. Jung’s revenues ($68 million) and profits ($3.1 million) had been growing for several years, a dividend was being paid, and there was a reasonable knowledge that the company could be an attractive acquisition candidate. Of particular note is that the court relied upon several of the empirical studies cited above.

The various studies indicate that a marketability discount in the range of 35%-40% is near the mean. The court cases are increasingly referring to objective data, but the courts are asking for data and analysis that relate to the specific cases in question, not mere averages. It is important to note that the actual range of discounts can be very wide with the top end of the range at 70% or more, depending on the features and circumstances of the subject company.

APPENDIX F: GLOSSARY

International Glossary of Business Valuation Terms*

To enhance and sustain the quality of business valuations for the benefit of the profession and its clientele, the below identified societies and organizations have adopted the definitions for the terms included in this glossary. The performance of business valuation services requires a high degree of skill and imposes upon the valuation professional a duty to communicate the valuation process and conclusion in a manner that is clear and not misleading. This duty is advanced through the use of terms whose meanings are clearly established and consistently applied throughout the profession. If, in the opinion of the business valuation professional, one or more of these terms needs to be used in a manner which materially departs from the enclosed definitions, it is recommended that the term be defined as used within that valuation engagement. This glossary has been developed to provide guidance to business valuation practitioners by further memorializing the body of knowledge that constitutes the competent and careful determination of value and, more particularly, the communication of how that value was determined. Departure from this glossary is not intended to provide a basis for civil liability and should not be presumed to create evidence that any duty has been breached.

American Institute of Certified Public Accountants
American Society of Appraisers
Canadian Institute of Chartered Business Valuators
National Association of Certified Valuation Analysts
The Institute of Business Appraisers

Adjusted Book Value Method. See a method within the asset approach whereby all assets and liabilities (including off-balance sheet, intangible, and contingent) are adjusted to their fair market values. {NOTE: In Canada on a going concern basis}

Adjusted Net Asset Method. See Adjusted Book Value Method.

Appraisal. See Valuation.

Appraisal Approach. See Valuation Approach.

Appraisal Date. See Valuation Date.

Appraisal Method. See Valuation Method.

Appraisal Procedure. See Valuation Procedure.

Arbitrage Pricing Theory. A multivariate model for estimating the cost of equity capital, which incorporates several systematic risk factors.

Asset (Asset-Based) Approach. A general way of determining a value indication of a business, business ownership interest, or security using one or more methods based on the value of the assets net of liabilities.

Beta. A measure of systematic risk of a stock; the tendency of a stock’s price to correlate with changes in a specific index.

Blockage Discount. An amount or percentage deducted from the current market price of a publicly traded stock to reflect the decrease in the per share value of a block of stock that is of a size that could not be sold in a reasonable period of time given normal trading volume.

Book Value. See Net Book Value.

Business. See Business Enterprise.

Business Enterprise. A commercial, industrial, service, or investment entity (or a combination thereof) pursuing an economic activity.

Business Risk. The degree of uncertainty of realizing expected future returns of the business resulting from factors other than financial leverage. See Financial Risk.

Business Valuation. The act or process of determining the value of a business enterprise or ownership interest therein.

Capital Asset Pricing Model (CAPM). A model in which the cost of capital for any stock or portfolio of stocks equals a risk-free rate plus a risk premium that is proportionate to the systematic risk of the stock or portfolio.

Capitalization. A conversion of a single period of economic benefits into value.

Capitalization Factor. Any multiple or divisor used to convert anticipated economic benefits of a single period into value.

Capitalization of Earnings Method. A method within the income approach whereby economic benefits for a representative single period are converted to value through division by a capitalization rate.

Capitalization Rate. Any divisor (usually expressed as a percentage) used to convert anticipated economic benefits of a single period into value.

Capital Structure. The composition of the invested capital of a business enterprise; the mix of debt and equity financing.

Cash Flow. Cash that is generated over a period of time by an asset, group of assets, or business enterprise. It may be used in a general sense to encompass various levels of specifically defined cash flows. When the term is used, it should be supplemented by a qualifier (for example, “discretionary” or “operating”) and a specific definition in the given valuation context.

Common Size Statements. Financial statements in which each line is expressed as a percentage of the total. On the balance sheet, each line item is shown as a percentage of total assets, and on the income statement, each item is expressed as a percentage of sales.

Control. The power to direct the management and policies of a business enterprise.

Control Premium. An amount or a percentage by which the pro rata value of a controlling interest exceeds the pro rata value of a non-controlling interest in a business enterprise to reflect the power of control.

Cost Approach. A general way of determining a value indication of an individual asset by quantifying the amount of money required to replace the future service capability of that asset.

Cost of Capital. The expected rate of return that the market requires in order to attract funds to a particular investment.

Debt-Free. We discourage the use of this term. See Invested Capital.

Discount for Lack of Control. An amount or percentage deducted from the pro rata share of value of 100% of an equity interest in a business to reflect the absence of some or all of the powers of control.
Discount for Lack of Marketability. An amount or percentage deducted from the value of an ownership interest to reflect the relative absence of marketability.

Discount for Lack of Voting Rights. An amount or percentage deducted from the per share value of a minority interest voting share to reflect the absence of voting rights.

Discount Rate. A rate of return used to convert a future monetary sum into present value.

Discounted Cash Flow Method. A method within the income approach whereby the present value of future expected net cash flows is calculated using a discount rate.

Discounted Future Earnings Method. A method within the income approach whereby the present value of future expected economic benefits is calculated using a discount rate.

Economic Benefits. Inflows such as revenues, net income, net cash flows, etc.

Economic Life. The period of time over which property may generate economic benefits.

Effective Date. See Valuation Date.

Enterprise. See Business Enterprise.

Equity. The owner’s interest in property after deduction of all liabilities.

Equity Net Cash Flows. Those cash flows available to pay out to equity holders (in the form of dividends) after funding operations of the business enterprise, making necessary capital investments, and increasing or decreasing debt financing.

Equity Risk Premium. A rate of return added to a risk-free rate to reflect the additional risk of equity instruments over risk free instruments (a component of the cost of equity capital or equity discount rate).

Excess Earnings. That amount of anticipated economic benefits that exceeds an appropriate rate of return on the value of a selected asset base (often net tangible assets) used to generate those anticipated economic benefits.

Excess Earnings Method. A specific way of determining a value indication of a business, business ownership interest, or security determined as the sum of a) the value of the assets derived by capitalizing excess earnings and b) the value of the selected asset base. Also frequently used to value intangible assets. See Excess Earnings.

Fair Market Value. The price, expressed in terms of cash equivalents, at which property would change hands between a hypothetical willing and able buyer and a hypothetical willing and able seller, acting at arm’s length in an open and unrestricted market, when neither is under compulsion to buy or sell and when both have reasonable knowledge of the relevant facts. {NOTE: In Canada, the term “price” should be replaced with the term “highest price”.}

Fairness Opinion. An opinion as to whether or not the consideration in a transaction is fair from a financial point of view.

Financial Risk. The degree of uncertainty of realizing expected future returns of the business resulting from financial leverage. See Business Risk.

Forced Liquidation Value. Liquidation value, at which the asset or assets are sold as quickly as possible, such as at an auction.

Free Cash Flow. We discourage the use of this term. See Net Cash Flow.

Going Concern. An ongoing operating business enterprise.

Going Concern Value. The value of a business enterprise that is expected to continue to operate into the future. The intangible elements of Going Concern Value result from factors such as having a trained work force, an operational plant, and the necessary licenses, systems, and procedures in place.

Goodwill. That intangible asset arising as a result of name, reputation, customer loyalty, location, products, and similar factors not separately identified.

Goodwill Value. The value attributable to goodwill.

Guideline Public Company Method. A method within the market approach whereby market multiples are derived from market prices of stocks of companies that are engaged in the same or similar lines of business and that are actively traded on a free and open market.

Income (Income-Based) Approach. A general way of determining a value indication of a business, business ownership interest, security, or intangible asset using one or more methods that convert anticipated economic benefits into a present single amount.

Intangible Assets. Nonphysical assets such as franchises, trademarks, patents, copyrights, goodwill, equities, mineral rights, securities, and contracts (as distinguished from physical assets) that grant rights and privileges and have value for the owner.

Internal Rate of Return. A discount rate at which the present value of the future cash flows of the investment equals the cost of the investment.

Intrinsic Value. The value that an investor considers, on the basis of an evaluation or available facts, to be the “true” or “real” value that will become the market value when other investors reach the same conclusion. When the term applies to options, it is the difference between the exercise price and strike price of an option and the market value of the underlying security.

Invested Capital. The sum of equity and debt in a business enterprise. Debt is typically (a) all interest-bearing debt or (b) long-term, interest-bearing debt. When the term is used, it should be supplemented by a specific definition in the given valuation context.

Invested Capital Net Cash Flows. Those cash flows available to pay out to equity holders (in the form of dividends) and debt investors (in the form of principal and interest) after funding operations of the business enterprise and making necessary capital investments.

Investment Risk. The degree of uncertainty as to the realization of expected returns.

Investment Value. The value to a particular investor based on individual investment requirements and expectations. {NOTE: in Canada, the term used is “Value to the Owner”.}

Key Person Discount. An amount or percentage deducted from the value of an ownership interest to reflect the reduction in value resulting from the actual or potential loss of a key person in a business enterprise.

Levered Beta. The beta reflecting a capital structure that includes debt.

Limited Appraisal. The act or process of determining the value of a business, business ownership interest, security, or intangible asset with limitations in analyses, procedures, or scope.

Liquidity. The ability to quickly convert property to cash or pay a liability.

Liquidation Value. The net amount that would be realized if the business is terminated and the assets are sold piecemeal. Liquidation can be either “orderly” or “forced.”

Majority Control. The degree of control provided by a majority position.

Majority Interest. An ownership interest greater than 50% of the voting interest in a business enterprise.

Market (Market-Based) Approach. A general way of determining a value indication of a business, business ownership interest, security, or intangible asset by using one or more methods that compare the subject to similar businesses, business ownership interests, securities, or intangible assets that have been sold.

Market Capitalization of Equity. The share price of a publicly traded stock multiplied by the number of shares outstanding.

Market Capitalization of Invested Capital. The market capitalization of equity plus the market value of the debt component of invested capital.

Market Multiple. The market value of a company’s stock or invested capital divided by a company measure (such as economic benefits, number of customers).

Marketability. The ability to quickly convert property to cash at minimal cost.

Marketability Discount. See Discount for Lack of Marketability.

Merger and Acquisition Method. A method within the market approach whereby pricing multiples are derived from transactions of significant interests in companies engaged in the same or similar lines of business.

Mid-Year Discounting. A convention used in the Discounted Future Earnings Method that reflects economic benefits being generated at midyear, approximating the effect of economic benefits being generated evenly throughout the year.

Minority Discount. A discount for lack of control applicable to a minority interest.

Minority Interest. An ownership interest less than 50% of the voting interest in a business enterprise.

Multiple. The inverse of the capitalization rate.

Net Book Value. With respect to a business enterprise, the difference between total assets (net of accumulated depreciation, depletion, and amortization) and total liabilities as they appear on the balance sheet (synonymous with Shareholder’s Equity). With respect to a specific asset, the capitalized cost less accumulated amortization or depreciation as it appears on the books of account of the business enterprise.

Net Cash Flows. When the term is used, it should be supplemented by a qualifier. See Equity Net Cash Flows and Invested Capital Net Cash Flows.

Net Present Value. The value, as of a specified date, of future cash inflows less all cash outflows (including the cost of investment) calculated using an appropriate discount rate.

Net Tangible Asset Value. The value of the business enterprise’s tangible assets (excluding excess assets and non operating assets) minus the value of its liabilities.

Non operating Assets. Assets not necessary to ongoing operations of the business enterprise. {NOTE: in Canada, the term used is “Redundant Assets”.}

Normalized Earnings. Economic benefits adjusted for nonrecurring, noneconomic, or other unusual items to eliminate anomalies and/or facilitate comparisons.

Normalized Financial Statements. Financial statements adjusted for nonoperating assets and liabilities and/or for nonrecurring, noneconomic, or other unusual items to eliminate anomalies and/or facilitate comparisons.

Orderly Liquidation Value. Liquidation value at which the asset or assets are sold over a reasonable period of time to maximize proceeds received.

Premise of Value. An assumption regarding the most likely set of transactional circumstances that may be applicable to the subject valuation; for example, going concern, liquidation.

Present Value. The value, as of a specified date, of future economic benefits and/or proceeds from sale, calculated using an appropriate discount rate.

Portfolio Discount. An amount or percentage deducted from the value of a business enterprise to reflect the fact that it owns dissimilar operations or assets that do not fit well together.

Price/Earnings Multiple. The price of a share of stock divided by its earnings per share.

Rate of Return. An amount of income (loss) and/or change in value realized or anticipated on an investment, expressed as a percentage of that investment.

Redundant Assets. See Non operating Assets.

Report Date. The date conclusions are transmitted to the client.

Replacement Cost New. The current cost of a similar new property having the nearest equivalent utility to the property being valued.

Reproduction Cost New. The current cost of an identical new property.

Required Rate of Return. The minimum rate of return acceptable by investors before they will commit money to an investment at a given level of risk.

Residual Value. The value as of the end of the discrete projection period in a discounted future earnings model.

Return on Equity. The amount, expressed as a percentage, earned on a company’s common equity for a given period.

Return on Investment. See Return on Invested Capital and Return on Equity.

Return on Invested Capital. The amount, expressed as a percentage, earned on a company’s total capital for a given period.

Risk-Free Rate. The rate of return available in the market on an investment free of default risk.

Risk Premium. A rate of return added to a risk-free rate to reflect risk.

Rule of Thumb. A mathematical formula developed from the relationship between price and certain variables based on experience, observation, hearsay, or a combination of these; usually industry specific.

Special Interest Purchasers. Acquirers who believe they can enjoy post-acquisition economies of scale, synergies, or strategic advantages by combining the acquired business interest with their own.

Standard of Value. The identification of the type of value being utilized in a specific engagement; for example, fair market value, fair value, investment value.

Sustaining Capital Reinvestment. The periodic capital outlay required to maintain operations at existing levels, net of the tax shield available from such outlays.

Systematic Risk. The risk that is common to all risky securities and cannot be eliminated through diversification. The measure of systematic risk in stocks is the beta coefficient.

Tangible Assets. Physical assets (such as cash, accounts receivable, inventory, property, plant and equipment, etc.).

Terminal Value. See Residual Value.

Transaction Method. See Merger and Acquisition Method.

Unlevered Beta. The beta reflecting a capital structure without debt.

Unsystematic Risk. The risk specific to an individual security that can be avoided through diversification.

Valuation. The act or process of determining the value of a business, business ownership interest, security, or intangible asset.

Valuation Approach. A general way of determining a value indication of a business, business ownership interest, security, or intangible asset using one or more valuation methods.

Valuation Date. The specific point in time as of which the valuator’s opinion of value applies (also referred to as “Effective Date” or “Appraisal Date”).

Valuation Method. Within approaches, a specific way to determine value.

Valuation Procedure. The act, manner, and technique of performing the steps of an appraisal method.

Valuation Ratio. A fraction in which a value or price serves as the numerator and financial, operating, or physical data serve as the denominator.

Value to the Owner. See Investment Value.

Voting Control. De jure control of a business enterprise.

Weighted Average Cost of Capital (WACC). The cost of capital (discount rate) determined by the weighted average, at market value, of the cost of all financing sources in the business enterprise’s capital structure.

Additional Terms

Assumptions and Limiting Conditions. Parameters and boundaries under which a valuation is performed, as agreed upon by the valuation analyst and the client or as acknowledged or understood by the valuation analyst and the client as being due to existing circumstances. An example is the acceptance, without further verification, by the valuation analyst from the client of the client’s financial statements and related information.

Business Ownership Interest. A designated share in the ownership of a business (business enterprise).

Calculated Value. An estimate as to the value of a business, business ownership interest, security, or intangible asset, arrived at by applying valuation procedures agreed upon with the client and using professional judgment as to the value or range of values based on those procedures.

Calculation Engagement. An engagement to estimate value wherein the valuation analyst and the client agree on the specific valuation approaches and valuation methods that the valuation analyst will use and the extent of valuation procedures the valuation analyst will perform to estimate the value of a subject interest. A calculation engagement generally does not include all of the valuation procedures required for a valuation engagement. If a valuation engagement had been performed, the results might have been different. The valuation analyst expresses the results of the calculation engagement as a calculated value, which may be either a single amount or a range.

Capital or Contributory Asset Charge. A fair return on an entity’s contributory assets, which are tangible and intangible assets used in the production of income or cash flow associated with an intangible asset being valued. In this context, income or cash flow refers to an applicable measure of income or cash flow, such as net income, or operating cash flow before taxes and capital expenditures. A capital charge may be expressed as a percentage return on an economic rent associated with, or a profit split related to, the contributory assets.

Capitalization of Benefits Method. A method within the income approach whereby expected future benefits (for example, earnings or cash flow) for a representative single period are converted to value through division by a capitalization rate.

Comparable Profits Method. A method of determining the value of intangible assets by comparing the profits of the subject entity with those of similar uncontrolled companies that have the same or similar complement of intangible assets as the subject company.

Comparable Uncontrolled Transaction Method. A method of determining the value of intangible assets by comparing the subject transaction to similar transactions in the market place made between independent (uncontrolled) parties.

Conclusion of Value. An estimate of the value of a business, business ownership interest, security, or intangible asset, arrived at by applying the valuation procedures appropriate for a valuation engagement and using professional judgment as to the value or range of values based on those procedures.

Control Adjustment. A valuation adjustment to financial statements to reflect the effect of a controlling interest in a business. An example would be an adjustment to owners’ compensation that is in excess of market compensation.

Engagement to Estimate Value. An engagement, or any part of an engagement (for example, a tax, litigation, or acquisition-related engagement), that involves determining the value of a business, business ownership interest, security, or intangible asset. Also known as valuation service.

Excess Operating Assets. Operating assets in excess of those needed for the normal operation of a business.

Fair Value. In valuation applications, there are two commonly used definitions for fair value: (1) For financial reporting purposes only, the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Source: Financial Accounting Standards Board definition in Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements, as used in the context of Generally Accepted Accounting Principles (GAAP) (Effective 2008). (2) For state legal matters only, some states have laws that use the term fair value in shareholder and partner matters. For state legal matters only, therefore, the term may be defined by statute or case law in the particular jurisdiction.

Guideline Company Transactions Method. A method within the market approach whereby market multiples are derived from the sales of entire companies engaged in the same or similar lines of business.

Hypothetical Condition. That which is or may be contrary to what exists, but is supposed for the purpose of analysis.

Incremental Income. Additional income or cash flow attributable to an entity’s ownership or operation of an intangible asset being valued, as determined by a comparison of the entity’s income or cash flow with the intangible asset to the entity’s income or cash flow without the intangible asset. In this context, income or cash flow refers to an applicable measure of income or cash flow, such as license royalty income or operating cash flow before taxes and capital expenditures.

Pre-adjustment Value. The value arrived at prior to the application, if appropriate, of valuation discounts or premiums.

Profit Split Income. With respect to the valuation of an intangible asset of an entity, a percentage allocation of the entity’s income or cash flow whereby (1) a split (or percentage) is allocated to the subject intangible and (2) the remainder is allocated to all of the entity’s tangible and other intangible assets. In this context, income or cash flow refers to an applicable measure of income or cash flow, such as net income or operating cash flow before taxes and capital expenditures.

Relief from Royalty Method. A valuation method used to value certain intangible assets (for example, trademarks and trade names) based on the premise that the only value that a purchaser of the assets receives is the exemption from paying a royalty for its use. Application of this method usually involves estimating the fair market value of an intangible asset by quantifying the present value of the stream of market-derived royalty payments that the owner of the intangible asset is exempted from or “relieved” from paying.

Residual Income. For an entity that owns or operates an intangible asset being valued, the portion of the entity’s income or cash flow remaining after subtracting a capital charge on all of the entity’s tangible and other intangible assets. Income or cash flows can refer to any appropriate measure of income or cash flow, such as net income or operating cash flow before taxes and capital expenditures.

Security. A certificate evidencing ownership or the rights to ownership in a business enterprise that (1) is represented by an instrument or by a book record or contractual agreement, (2) is of a type commonly dealt in on securities exchanges or markets or, when represented by an instrument, is commonly recognized in any area in which it is issued or dealt in as a medium for investment, and (3) either one of a class or series or, by its terms, is divisible into a class or series of shares, participations, interests, rights, or interest-bearing obligations.

Subject Interest. A business, business ownership interest, security, or intangible asset that is the subject of a valuation engagement.

Subsequent Event. An event that occurs subsequent to the valuation date.

Valuation Analyst. For purposes of this Statement, an AICPA member who performs an engagement to estimate value that culminates in the expression of a conclusion of value or a calculated value.

Valuation Assumptions. Statements or inputs utilized in the performance of an engagement to estimate value that serve as a basis for the application of particular valuation methods.

Valuation Engagement. An engagement to estimate value in which a valuation analyst determines an estimate of the value of a subject interest by performing appropriate valuation procedures, as outlined in the AICPA Statement on Standards for Valuation Services, and is free to apply the valuation approaches and methods he or she deems appropriate in the circumstances. The valuation analyst expresses the results of the valuation engagement as a conclusion of value, which may be either a single amount or a range.

Valuation Service. See Engagement to Estimate Value.